As filed with the Securities and Exchange Commission on September 8, 2015

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HORIZON PHARMA PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

Ireland	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Connaught House, 1st Floor

1 Burlington Road, Dublin 4, Ireland

011 353 1 772 2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

c/o Horizon Pharma, Inc.

520 Lake Cook Road, Suite 520

Deerfield, Illinois 60015

(224) 383-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Barbara Borden Kay Chandler Sean Clayton Cooley LLP 4401 Eastgate Mall San Diego, California 92121 Telephone: (858) 550-6000	Timothy P. Walbert Horizon Pharma plc Connaught House, 1st Floor 1 Burlington Road, Dublin 4, Ireland Telephone: 011 353 1 772 2100	Rodd M. Schreiber Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in the enclosed prospectus/offer to exchange.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary shares, nominal value $0.0001 per share	80,295,608	N/A	$ 2,233,908,319.56	$259,580.15

(1)	Represents the maximum number of ordinary shares of Horizon Pharma Public Limited Company, which we refer to as Horizon or we, estimated to be issuable upon completion of the exchange offer and second-step merger described in this registration statement based upon 84,521,692 shares of common stock, no par value, of Depomed, Inc., which we refer to as Depomed, and which common stock we refer to as Depomed common stock (being the sum of (i) 60,311,961 shares of Depomed common stock outstanding as of July 30, 2015 (as reported in Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015), (ii) 6,748,006 shares of Depomed common stock issuable upon the exercise of outstanding stock options as of December 31, 2014 (as reported in Depomed’s Annual Report on Form 10-K for the year ended December 31, 2014), (iii) 544,464 shares of Depomed common stock subject to restricted stock awards as of December 31, 2014 (as reported in Depomed’s Annual Report on Form 10-K for the year ended December 31, 2014), and (iv) 19,167,261 shares of Depomed common stock issuable upon the conversion of Depomed’s outstanding convertible notes assuming that all such notes are converted after the completion of the offer on the expiration date but prior to the consummation of the second-step merger, and that Depomed elects to settle such notes using only shares of Depomed common stock (and for purposes of such settlement such shares are valued at $33.00 per share), less 2,250,000 shares of Depomed common stock in which Horizon Pharma, Inc. has an ownership interest, which will not be tendered in the offer and will be cancelled in any merger with Depomed) being exchanged for 0.95 per share of ordinary shares of Horizon, nominal value $0.0001 per share. In addition, pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of ordinary shares as may be issuable with respect to the ordinary shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	Pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and solely for the purpose of calculating the registration fee, the market value of the securities to be received was calculated as the product of (1) 84,521,692 shares of Depomed common stock and (2) the average of the high and low sale prices of Depomed common stock as reported on the NASDAQ Global Select Market on September 4, 2015 ($26.43).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS/OFFER TO EXCHANGE IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT COMPLETE THE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS/OFFER TO EXCHANGE IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2015

Offer to Exchange

Each Outstanding Share of Common Stock

(Including the Associated Rights to Purchase Preferred Stock)

of

Depomed, Inc.

for

0.95 Ordinary Shares of Horizon Pharma Public Limited Company,

by

Diosail Merger Corporation,

a wholly-owned subsidiary

of

Horizon Pharma Public Limited Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON NOVEMBER 6, 2015, UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

Diosail Merger Corporation, which we refer to as Purchaser, is a wholly-owned subsidiary of Horizon Pharma Public Limited Company, which we refer to as Horizon or we, hereby offers to the shareholders of Depomed, Inc., which we refer to as Depomed, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of transmittal, which we refer to together as the offer, to exchange for each issued and outstanding share of common stock (including any associated rights to purchase preferred stock), which we refer to as Depomed common stock, 0.95 ordinary shares of Horizon, which we refer to as the Stock Consideration. See the section of this prospectus/offer to exchange titled “The Offer” beginning on page 57.

The purpose of the offer is for Horizon to acquire control of, and as soon as practicable thereafter, the entire equity interest in, Depomed. Horizon intends, as soon as practicable after consummation of the offer, to cause Depomed to merge with Purchaser, which we refer to as the second-step merger, after which Depomed would be a direct, wholly-owned subsidiary of Horizon.

THE OFFER IS SUBJECT TO THE CONDITIONS SET FORTH IN THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE TITLED “THE OFFER—CONDITIONS TO THE OFFER.” These include the Minimum Tender Condition, the Anti-Takeover Device Condition, the Horizon Shareholder Approval Condition, the Due Diligence Condition, the Competition Laws Condition, the No Depomed Material Adverse Effect Condition and the other conditions set forth in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer” beginning on page 75.

Ordinary shares of Horizon, nominal value $0.0001 per share, which we refer to as Horizon ordinary shares, trade on NASDAQ, under the symbol “HZNP.” Depomed common stock trades on NASDAQ, under the symbol “DEPO.”

Despite our repeated attempts beginning in March 2015 to engage the board of directors of Depomed, which we refer to as the Depomed Board, and Depomed’s management in friendly and confidential discussions regarding the offer, the Depomed Board and Depomed’s management have refused to engage in meaningful discussions with us, have rejected our initial public proposal on July 7, 2015 to acquire Depomed in an all-stock transaction and our subsequent proposals on July 21, 2015 and August 13, 2015, and have even created new obstacles for shareholders to consider our proposed combination with Depomed by, among other things, amending the Depomed bylaws to create additional requirements for Depomed shareholders to exercise their statutory right to call a special meeting and submit proposals at shareholder meetings and adopting a shareholder rights plan, which we refer to as the Depomed Rights Agreement, or so-called “poison pill,” that precludes a party from acquiring the 10% of the votes of Depomed necessary to call a special shareholders meeting or privately soliciting up to ten other shareholders for the purpose of calling a special meeting.

In light of Depomed’s unwillingness to meaningfully engage with Horizon with respect to a negotiated transaction and the public statements by the Depomed Board with respect to the proposed combination with Depomed, and because Horizon does not believe that it is appropriate for the Depomed Board to have a veto right over whether the offer is made available to Depomed’s shareholders, Horizon is making the offer directly to Depomed shareholders on the terms and conditions set forth in this prospectus/offer to exchange as an alternative to a negotiated transaction. See the section of this prospectus/offer to exchange titled “Background of the Offer” beginning on page 40.

See the section of this prospectus/offer to exchange titled “Risk Factors” beginning on page 19 for a discussion of various factors that you, as a shareholder of Depomed, should consider about the offer.

Neither Horizon nor Purchaser has authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this prospectus/offer to exchange, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Horizon or Purchaser.

Neither the Securities and Exchange Commission, which we refer to as the SEC, nor any state or provincial securities commission or regulatory authority, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

The information agent for the offer is

105 Madison Avenue

New York, NY 10016

Toll-free: (800) 322-2885

The date of this prospectus/offer to exchange is September 8, 2015

This prospectus/offer to exchange incorporates important business and financial information about Horizon and Depomed from documents filed with the SEC that have not been included in, or delivered with, this prospectus/offer to exchange. This information is available on the SEC’s website at http://www.sec.gov and from other sources. See the section of this prospectus/offer to exchange titled “Where You Can Find More Information” beginning on page 143.

You may also request copies of these documents, without charge, upon written or oral request to our information agent, MacKenzie Partners, Inc., at toll-free: (800) 322-2885 or collect: (212) 929-5500.

In order to receive timely delivery of the documents, you must make requests no later than five business days before the scheduled expiration date of the offer, as it may be extended from time to time.

HORIZON IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY TO HORIZON. Any solicitation of proxies by Horizon will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Horizon intends to file proxy statement(s) and other relevant materials with the SEC to solicit proxies from Depomed shareholders to, among other things, remove from office the entire current Depomed Board in favor of a slate of nominees nominated by Horizon for election as directors at special meetings of Depomed’s shareholders. Shareholders of Depomed are urged to read the proxy statement and other relevant materials carefully in their entirety if and when they become available because they will contain important information. Any such proxy statement(s) will be filed with the SEC. Depomed shareholders will be able to obtain a copy of any proxy statement(s), as well as other filings containing information about the parties (including information regarding the participants (which may include Horizon’s officers and directors, Horizon’s nominees for election to the Depomed Board and other persons) in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise) through the website maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling MacKenzie Partners, Inc., at toll-free: (800) 322-2885 or collect: (212) 929-5500.

Schedule I:	Directors and Executive Officers of Horizon and Purchaser	147
Schedule II:	Securities Transactions in the Past 60 Days	157

i

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions you, as a shareholder of Depomed, may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this prospectus/offer to exchange and the related letter of transmittal, and this information is qualified in its entirety by the more detailed descriptions and explanations contained in this prospectus/offer to exchange and in the letter of transmittal. We urge you to read both documents in their entirety prior to making any decision with respect to your shares of Depomed common stock.

Q:	WHO IS OFFERING TO ACQUIRE MY SHARES OF DEPOMED COMMON STOCK?

A:	The offer is being made by Horizon through Purchaser, a wholly-owned subsidiary of Horizon, formed for the purpose of making the offer. Horizon is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. Horizon markets seven medicines through its orphan, primary care and specialty business units. Horizon’s U.S. marketed products are ACTIMMUNE® (interferon gamma-1b), BUPHENYL® (sodium phenylbutyrate) Tablets and Powder, DUEXIS® (ibuprofen/famotidine), PENNSAID® (diclofenac sodium topical solution) 2% w/w, RAVICTI® (glycerol phenylbutyrate) Oral liquid, RAYOS® (prednisone) delayed release tablets and VIMOVO® (naproxen/esomeprazole magnesium). Horizon is incorporated in Ireland and operates through a number of international and U.S. subsidiaries.

Q:	WHAT ARE THE CLASSES AND AMOUNTS OF DEPOMED SECURITIES HORIZON IS OFFERING TO EXCHANGE IN THE OFFER?

A:	Horizon is seeking to acquire all of the issued and outstanding shares of Depomed common stock.

Q:	WHAT WILL I RECEIVE FOR MY DEPOMED COMMON STOCK?

A:	Horizon is offering to exchange, for each issued and outstanding share of Depomed common stock that is validly tendered and not withdrawn before the expiration date, the Stock Consideration set forth on the cover page of this prospectus/offer to exchange. We will not allot or issue fractional Horizon ordinary shares to holders of Depomed common stock who accept the offer. To the extent that you would be entitled to fractional shares, those fractional entitlements will be paid in cash in the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a Horizon ordinary share on NASDAQ on the last business day prior to the date that Horizon accepts shares of Depomed common stock for exchange pursuant to the offer.

Q:	WILL I HAVE TO PAY ANY FEES OR COMMISSIONS TO EXCHANGE DEPOMED COMMON STOCK?

A:	If you are the owner of record of your shares of Depomed common stock and you tender these shares directly to Computershare Trust Company, N.A., the exchange agent for the offer, you will not have to pay brokerage fees, commissions or incur similar expenses. If you own your shares of Depomed common stock through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders the shares of Depomed common stock on your behalf, your broker or such other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Q:	HAVE YOU DISCUSSED THE OFFER WITH THE DEPOMED BOARD?

A:

The Depomed Board has refused to meaningfully discuss this prospectus/offer to exchange with Horizon. Prior to making a public proposal to acquire Depomed, Horizon sought to engage in discussions regarding a business combination with Depomed beginning in March 2015. Since making its initial public proposal on July 7, 2015, Horizon has continued to publicly express a desire to enter into a negotiated business combination with Depomed and has publicly announced the proposals that Horizon has submitted to the Depomed Board. On August 13, 2015, Horizon publicly reiterated its proposal to acquire each outstanding share of Depomed common stock for $33.00 per share and fixed the exchange ratio of such offer at 0.95 Horizon ordinary shares for each share of Depomed common stock based on the 15-day volume weighted average price of a Horizon ordinary share as of August 12, 2015, or $34.74 per share. That same day, subject to its ongoing discussions with Depomed shareholders, Horizon also publicly announced its willingness to amend its proposal to offer Depomed shareholders a cash-stock mix with up to 25% of the consideration in cash at the election of each respective Depomed shareholder, subject to certain terms and conditions, including a reduction in the total consideration per share to $32.50 to partially offset incremental costs associated with including cash as a component of the consideration. Despite Horizon’s repeated attempts to engage the Depomed Board and Depomed’s management in friendly and confidential discussions regarding the offer, the Depomed Board and Depomed’s management have refused to engage in meaningful discussions with Horizon, have rejected Horizon’s prior proposals, and have even created new obstacles for shareholders to consider the proposed combination with Depomed by, among other things, amending the Depomed bylaws, which we refer to as the Depomed bylaws, to create additional impediments to Depomed’s shareholders to exercise their statutory right to call a special meeting and submit proposals at shareholder meetings and adopting a shareholder rights plan, or so-called “poison pill,” that precludes a party from acquiring the 10% of the votes of Depomed necessary to call a special shareholders meeting or privately soliciting up to ten other shareholders for the purpose of calling a special meeting.

See the section of this prospectus/offer to exchange titled “Background of the Offer” for more information on Horizon’s earlier proposals. Within 10 business days after the date of this prospectus/offer to exchange, Depomed is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer.

Q:	WHY IS HORIZON MAKING THE OFFER?

A:	We believe that the combination of Horizon and Depomed represents a strategically compelling and value-creating opportunity for the shareholders of each of Depomed and Horizon. We also believe that the combined company will have substantial strategic benefits. See the section of this prospectus/offer to exchange titled “Reasons for the Offer” for more information on these benefits.

Q:	WHAT IS THE PURPOSE OF THE OFFER?

A:	The purpose of the offer is for Horizon to acquire control of, and as soon as practicable thereafter, the entire equity interest of, Depomed. Horizon intends, as soon as practicable after the consummation of the offer, to cause Depomed to merge with Purchaser after which Depomed would be a wholly-owned subsidiary of Horizon. The purpose of the second-step merger is for Horizon to acquire all of the issued and outstanding shares of Depomed common stock that are not acquired in the offer. In the second-step merger, each remaining share of Depomed common stock (other than shares held in treasury by Depomed, if any, and shares held by Horizon and its affiliates) will be cancelled and converted into the right to receive the Stock Consideration. After the second-step merger, Horizon will own all of the issued and outstanding shares of Depomed common stock. See the sections of this prospectus/offer to exchange titled “The Offer—Purpose of the Offer; Second-Step Merger”; “The Offer—Statutory Requirements; Approval of the Second-Step Merger”; and “The Offer—Plans for Depomed.”

Q:	WILL I BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES ON THE HORIZON ORDINARY SHARES THAT I RECEIVE IN THE OFFER OR THE SECOND-STEP MERGER?

A:

Assuming certain conditions are satisfied, as described more fully in the section of this prospectus/offer to exchange titled “The Offer—Certain Tax Consequences of the Transactions,” which we refer to as the main tax discussion, U.S. holders as defined in the main tax discussion other than those excluded from the main tax discussion generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the Horizon ordinary shares received in the offer or the second-step merger.

For a more complete description of the tax consequences of the merger, see the section of this prospectus/offer to exchange titled “The Offer—Certain Tax Consequences of the Transactions.”

BECAUSE TAX MATTERS ARE COMPLICATED, HORIZON URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER AND THE SECOND-STEP MERGER.

Q:	WHEN DO YOU EXPECT THE OFFER AND THE SECOND-STEP MERGER TO BE COMPLETED?

A:	The timing for consummation of the offer and the second-step merger will depend on the satisfaction of the conditions to the offer, including if and when the Depomed Board or a court removes the poison pill rights that are currently an obstacle to consummating the offer and the second-step merger. As a result, there can be no certainty as to when, and whether, Horizon will be able to complete the offer and the second-step merger. See the section of this prospectus/offer to exchange titled “Depomed Poison Pill Rights Agreement” for a more detailed description of the poison pill rights.

Q:	WHAT ARE THE CONDITIONS TO THE OFFER?

A:	The offer is subject to a number of conditions, including the Minimum Tender Condition, the Anti-Takeover Device Condition, the Horizon Shareholder Approval Condition, the Competition Laws Condition, the Due Diligence Condition, the No Depomed Material Adverse Effect Condition and the other conditions set forth in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer.”

Q:	DO I NEED TO VOTE AT ANY MEETING TO APPROVE THE OFFER OR THE SECOND-STEP MERGER?

A:	Your vote is not required in connection with the offer. You simply need to tender your shares of Depomed common stock, if you choose to do so. In the event that Horizon accepts shares of Depomed common stock for exchange in the offer, Horizon intends to acquire Depomed pursuant to the second-step merger. If Horizon acquires less than 90% of the outstanding shares of Depomed common stock through the offer, Horizon would need to cause the Depomed Board to approve an agreement and plan of merger in respect of the second-step merger and Depomed would need to hold a special meeting of its shareholders to approve the second-step merger, however, Horizon would hold sufficient shares of Depomed common stock at such time to replace the Depomed Board if not replaced at an earlier meeting of Depomed shareholders and to vote to approve the principal terms of the agreement of merger for the second-step merger. Horizon will not close the offer until the Depomed Board or a court removes the poison pill rights. If Horizon acquires, through Purchaser pursuant to the offer or otherwise, at least 90% of the then outstanding shares of Depomed common stock, Horizon will be able to effect the second-step merger without a vote of Depomed shareholders or approval of the Depomed Board.

Q:	HOW DOES THE OFFER RELATE TO HORIZON’S SOLICITATION OF PROXIES WITH RESPECT TO AN EXTRAORDINARY GENERAL MEETING OF HORIZON SHAREHOLDERS?

A:	An extraordinary general meeting of Horizon shareholders is being held to approve the issuance of Horizon ordinary shares in connection with the offer and the second-step merger. You do not need to take any action with respect to Horizon’s solicitation of its shareholders in your capacity as a Depomed shareholder.

Q:	HOW DOES THE OFFER RELATE TO HORIZON’S SOLICITATION OF PROXIES WITH RESPECT TO A REQUEST FOR TWO SPECIAL MEETINGS OF DEPOMED SHAREHOLDERS?

A:	On August 3, 2015 Horizon filed a preliminary solicitation statement pursuant to which it is seeking revocable proxies from Depomed shareholders to empower Horizon to deliver to Depomed’s Corporate Secretary written requests to call a special meeting of Depomed shareholders to consider and vote upon the following proposals: (1) to remove from office, without cause, the seven members of the current Depomed Board, constituting the entire current Depomed Board, each such removal to become effective upon the election of each successor by Depomed shareholders, which we refer to as the removal proposal; (2) to repeal recent amendments to Sections 2 and 5 of the Depomed bylaws adopted and approved by the Board on July 12, 2015 to remove the onerous and improper requirements imposed thereby on the process for calling a special meeting of shareholders and for submitting shareholder proposals; and (3) to repeal any amendment or provision of the Depomed bylaws adopted and approved by the Depomed Board that changes the Depomed bylaws in any way from the version of the bylaws adopted and approved by the Depomed Board on July 12, 2015, and to amend the section of the Depomed bylaws titled “AMENDMENT OF BYLAWS” to eliminate the power of the Depomed Board to adopt, amend or repeal the bylaws for a period of 120 days following the special meeting called for in the preliminary solicitation statement, which, together with proposal 2 described above, we refer to as the Depomed bylaws amendment proposals. We refer to this solicitation statement, as may be amended or supplemented from time-to-time, as the Horizon solicitation. On August 19, 2015, Horizon filed an amendment to the Horizon solicitation with the SEC to amend the purposes of and the matters to be considered and voted upon at the special meeting to include the election of seven individuals to serve on the Depomed Board, which we refer to as the Horizon nominees, contingent upon the proposal to remove the current Depomed Board being passed by the Depomed shareholders, which we refer to as the election proposal. On August 28, 2015, Horizon, in response to Depomed’s decision to not accept the amendment of the purposes of the special meeting in the Horizon solicitation to include the election proposal without delaying the record date for determining which Depomed shareholders may call the special meeting, further amended the Horizon solicitation to provide for two special meetings, one to consider and vote upon the removal proposal and the Depomed bylaws amendment proposals and a second to consider and vote upon the election proposal. On September 8, 2015, Horizon filed the definitive Horizon solicitation with the SEC providing for the calling of the two foregoing related special meetings. See the sections of this prospectus/offer to exchange titled “The Offer—Plans for Depomed” and “Background of the Offer” for a discussion of the Horizon solicitation.

Q:	IF I WISH TO ACCEPT THE OFFER, DO I NEED TO GRANT A PROXY TO HORIZON IN CONNECTION WITH THE SOLICITATION WITH RESPECT TO A REQUEST FOR TWO SPECIAL MEETINGS OF DEPOMED SHAREHOLDERS OR THE HORIZON PROXY SOLICITATION WITH RESPECT TO A SPECIAL MEETING OF HORIZON SHAREHOLDERS?

A:	No. Your ability to tender your shares of Depomed common stock in the offer is not conditioned on your granting proxies to Horizon in connection with the proxy solicitations discussed above.

Q:	IS HORIZON’S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY DEPOMED COMMON STOCK IN THE OFFER?

A:

Yes. Shares of Depomed common stock accepted in the offer will be exchanged for Horizon ordinary shares and therefore you should consider Horizon’s financial condition before you decide to become a Horizon shareholder by accepting the offer. You should also consider the effect that the proposed combination with Depomed may have on Horizon’s financial condition. In considering Horizon’s financial condition, you should review the documents incorporated by reference in this prospectus/offer to exchange and Horizon’s historical consolidated financial information set forth under the section of this prospectus/offer to exchange titled “Horizon Selected Historical Consolidated Information” as well as the unaudited pro forma condensed combined financial information set forth under the section of this prospectus/offer to exchange titled

“Unconsolidated Pro Forma Condensed Combined Financial Statements,” because they contain detailed business, financial and other information about Horizon.

Q:	WILL HORIZON HAVE THE FINANCIAL RESOURCES TO COMPLETE THE OFFER AND THE SECOND-STEP MERGER?

A:	Horizon expects to have sufficient cash resources available to complete the transactions contemplated by the offer and the second-step merger. In addition to cash on hand, Horizon currently intends to borrow or otherwise finance up to $175 million to complete the acquisition of Depomed, to pay fees, expenses and amounts related to such acquisition and to fund certain short-term cash obligations of the combined company, including working capital. See the section of this prospectus/offer to exchange titled “The Offer—Source and Amount of Funds.”

Q:	WHAT PERCENTAGE OF HORIZON ORDINARY SHARES WILL FORMER HOLDERS OF DEPOMED COMMON STOCK OWN AFTER THE OFFER AND THE SECOND STEP MERGER?

A:	The answer will depend on how many shares of Depomed common stock are tendered as part of the offer and the number of shares of Depomed common stock outstanding immediately prior to the closing of the second-step merger. However, Horizon estimates that, upon the consummation of the offer and the second-step merger, former Depomed shareholders (including former holders of Depomed’s outstanding convertible notes) will hold, in the aggregate, approximately 32.2% of the shares of the combined company then outstanding, or approximately 31.7% on a fully diluted basis. For a more detailed discussion of the assumptions on which these estimates are based, see the section of this prospectus/offer to exchange titled “The Offer—Ownership of Horizon After the Offer.”

Q:	WHEN DOES THE OFFER EXPIRE?

A:	The offer is scheduled to expire at 5:00 p.m., Eastern time, on November 6, 2015, which we refer to as the expiration time, unless further extended by Horizon, in which case the expiration time will be the latest time and date on which the offer, as so extended, expires. We refer to such time, as it may be extended, as the expiration time, and the date on which the expiration time occurs as the expiration date. For more information, you should read the discussion under the section of this prospectus/offer to exchange titled “The Offer—Extension, Termination and Amendment.”

Q:	CAN THE OFFER BE EXTENDED AND, IF SO, UNDER WHAT CIRCUMSTANCES?

A:	Horizon may, in its sole discretion, extend the offer to a later expiration date and time at any time or from time to time until 9:00 a.m., Eastern time, on the first business day after the previously scheduled expiration time. For instance, the offer may be extended if any of the conditions specified in “The Offer—Conditions to the Offer” are not satisfied prior to the scheduled expiration time. The expiration time of the offer may also be subject to multiple extensions. Any decision to extend the offer, and if so, for how long, will be made by Horizon. Any decision by Horizon to extend the offer will be made public by an announcement regarding such extension as described in the section of this prospectus/offer to exchange titled “The Offer—Extension, Termination and Amendment.”

Q:	HOW DO I TENDER MY SHARES?

A:

In order for a holder of shares of Depomed common stock to validly tender their shares pursuant to the offer, the exchange agent must receive, prior to the expiration time, the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the section of this prospectus/offer to exchange titled “The Offer—Exchange of Shares of Depomed Common Stock; Delivery

of Horizon Ordinary Shares”), and any other documents required by the letter of transmittal, at one of its addresses set forth on the back cover of this prospectus/offer to exchange and either (1) the certificates representing tendered shares of Depomed common stock must be received by the exchange agent at such address or such shares of Depomed common stock must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the exchange agent (including an Agent’s Message), in each case prior to the expiration time, or (2) the tendering Depomed shareholder must comply with the guaranteed delivery procedures described below. For a complete discussion on the procedures for tendering your shares of Depomed common stock, see the section of this prospectus/offer to exchange titled “The Offer—Procedure for Tendering.”

Q:	UNTIL WHAT TIME CAN I WITHDRAW TENDERED DEPOMED COMMON STOCK?

A:	You may withdraw previously tendered shares of Depomed common stock any time prior to the expiration time, and, if Horizon has not accepted your shares for exchange after the expiration time, at any time following 60 days from commencement of the offer.

Q:	HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARE OF DEPOMED COMMON STOCK?

A:	To withdraw previously tendered shares of Depomed common stock, a written or facsimile transmission notice of withdrawal, which must include all required information, must be timely received by the exchange agent at one of its addresses set forth on the back cover page of this prospectus/offer to exchange. For a complete discussion on the procedures for withdrawing your shares of Depomed common stock, see the section of this prospectus/offer to exchange titled “The Offer—Withdrawal Rights.”

Q:	WHEN AND HOW WILL I RECEIVE THE STOCK CONSIDERATION IN EXCHANGE FOR MY TENDERED SHARES OF DEPOMED COMMON STOCK?

A:	Horizon will exchange all tendered and not properly withdrawn shares of Depomed common stock promptly after the expiration time, subject to the terms hereof and the satisfaction or waiver of the conditions to the offer, as set forth in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer.” Horizon will deliver the consideration for your validly tendered and not properly withdrawn shares of Depomed common stock by depositing the consideration therefor with the exchange agent, which will act as your agent for the purpose of receiving the Stock Consideration from Horizon and transmitting such consideration to you. All Horizon ordinary shares to be issued to holders of Depomed common stock in connection with the offer or the second-step merger shall be issued in uncertificated book entry form. In all cases, an exchange of tendered shares of Depomed common stock will be made only after timely receipt by the exchange agent of certificates for such shares of Depomed common stock (or of a confirmation of a book-entry of such shares of Depomed common stock as set forth in the section of this prospectus/offer to exchange titled “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal (or Agent’s Message) and any other required documents.

Q:	WILL I BE ABLE TO TRADE THE HORIZON ORDINARY SHARES I RECEIVE IN EXCHANGE FOR MY TENDERED SHARES OF DEPOMED COMMON STOCK?

A:	Yes, the Horizon ordinary shares you receive in exchange for your Depomed common stock will be freely tradeable, subject to applicable securities laws. The conditions to the consummation of the offer and second-step merger include that the Horizon ordinary shares issuable to Depomed shareholders in connection with the offer and the second-step merger shall have been approved for listing on NASDAQ, subject to official notice of issuance in the case of NASDAQ. See the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer.”

Q:	IF I DECIDE NOT TO TENDER, HOW WILL THIS PROSPECTUS/OFFER TO EXCHANGE AFFECT MY SHARES OF DEPOMED COMMON STOCK?

A:	If the offer is consummated and certain other conditions are met, Horizon intends to effect the second-step merger, upon which all of the then outstanding shares of Depomed common stock (other than shares held in treasury by Depomed, if any, and shares held by Horizon and its affiliates) will at the effective time of the second-step merger be converted into the right to receive a number of Horizon ordinary shares equal to the Stock Consideration. Therefore, if the second-step merger takes place, the only difference to you between tendering your shares and not tendering your shares is that if you tender your shares you will receive your consideration earlier. Even if the second-step merger for some reason does not take place, the number of shareholders and the number of shares of Depomed common stock that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Depomed common stock. Also, as described above, Depomed may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the section of this prospectus/offer to exchange titled “The Offer—Effect of the Offer on the Market for Shares of Depomed Common Stock; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations.”

Q:	ARE DISSENTERS’ RIGHTS AVAILABLE IN EITHER THE OFFER AND/OR THE SECOND-STEP MERGER?

A:	No dissenters’ rights are available in connection with the offer or the second-step merger. See the sections of this prospectus/offer to exchange titled “The Offer—Dissenters’ Rights” and “The Offer—Conditions to the Offer.”

Q:	WHAT IS THE VALUE PER SHARE OF DEPOMED COMMON STOCK IN THE OFFER?

A:	Based on the closing price of a share of Depomed common stock on NASDAQ on July 6, 2015 (i.e., $20.64 per share of Depomed common stock), the last full trading day before Horizon made public its proposal to acquire Depomed, and the 15-day volume weighted average price of a Horizon ordinary share as of August 12, 2015 (i.e., $34.74 per Horizon ordinary share), the Horizon share price used to calculate the share exchange ratio, the offer represented a premium of $12.36 per share of Depomed common stock, or approximately 60% above the closing price per share of Depomed common stock on July 6, 2015. The offer also represented a premium of 54% based on the volume weighted average prices for Horizon ordinary shares and Depomed common stock in the 30 days prior to the public announcement of Horizon’s proposal to acquire Depomed, and a 52% premium based on the 10-day volume weighted average prior to the public announcement. Please see the section of this prospectus/offer to exchange titled “Risk Factors” for, among other things, the effect of fluctuations in the market prices of Horizon ordinary shares and Depomed common stock.

Q:	WHAT IS THE MARKET VALUE OF MY SHARES OF DEPOMED COMMON STOCK AS OF A RECENT DATE?

A:	The closing price of Depomed common stock on NASDAQ on September 4, 2015 was $26.66.

Q:	IS THE SHARE EXCHANGE RATIO SUBJECT TO ADJUSTMENT BASED ON CHANGES IN THE PRICES OF SHARES OF DEPOMED COMMON STOCK OR HORIZON ORDINARY SHARES?

A:

No. The number of Horizon ordinary shares issuable in respect of each share of Depomed common stock tendered in the offer or converted in the second-step merger is fixed (i.e., 0.95 of a Horizon ordinary share for each share of Depomed common stock, which we refer to as the share exchange ratio), and no adjustments to the share exchange ratio will be made based on changes in the price of either Horizon ordinary shares or shares of Depomed common stock prior to the consummation of the offer or prior to the closing of the second step-merger. In the event of any such changes in share price, the aggregate market value of the Horizon ordinary shares that the Depomed shareholders are entitled to receive at the time that the offer is consummated or at the time the second-step merger is closed could, in each case, vary significantly from the value of such shares on the date of this prospectus/offer to exchange. Please see the section of this prospectus/offer to exchange titled “Risk Factors” for, among other things, the effect of fluctuations in the market prices of Horizon ordinary shares and Depomed common stock.

Q:	WHERE CAN I FIND OUT MORE INFORMATION ABOUT HORIZON AND DEPOMED?

A:	You can find out information about Horizon and Depomed from the sources described under the section of this prospectus/offer to exchange titled “Where You Can Find More Information.”

Q:	WHO CAN I CONTACT WITH ANY ADDITIONAL QUESTIONS ABOUT THE OFFER?

A:	You can call the information agent for more information regarding the offer.

The information agent for the offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Toll-free: (800) 322-2885

Call collect: (212) 929-5500

Email: horizon@mackenziepartners.com

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this prospectus/offer to exchange and in the documents incorporated by reference contain or are based on “forward-looking” information and involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding Horizon’s offer to acquire Depomed, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Horizon’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed combination with Depomed, as detailed from time to time in Horizon’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the redemption of the poison pill right by the Depomed Board or such rights otherwise being rendered inapplicable to the offer and the second-step merger by the Depomed Board;

•	the ultimate outcome and results of integrating the operations of Horizon and Depomed, the ultimate outcome of Horizon’s pricing and operating strategy applied to Depomed and the ultimate ability to realize synergies;

•	the effects of the proposed combination with Depomed, including the combined company’s future financial condition, operating results, strategy and plans;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary shareholder approval, on a timely basis;

•	the effects of governmental regulation on the business of Horizon, on the business of Depomed or on potential business combination transactions;

•	sales, growth prospects and commercialization plans related to ACTIMMUNE, BUPHENYL, DUEXIS, PENNSAID 2%, RAVICTI, RAYOS, and VIMOVO;

•	our business strategy and plans to acquire biopharmaceutical products and companies;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	availability of coverage and adequate reimbursement and pricing from government and other third-party payers for Horizon’s and Depomed’s products;

•	the ability of Horizon and Depomed to protect and maintain their respective intellectual property rights and defend their respective patents;

•	financing plans;

•	the sufficiency of our cash resources and our expectations regarding our future cash flow, expenses, revenues, financial results and capital requirements; and

•	the risks and uncertainties detailed by Horizon and Depomed with respect to their business as described in their reports and documents filed with the SEC.

All subsequent written and oral forward-looking statements attributable to Horizon or any person acting on Horizon’s behalf concerning the offer, the second-step merger or any alternative transaction contemplating the acquisition of Depomed, or other matters addressed in this prospectus/offer to exchange are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof.

See also the section of this prospectus/offer to exchange titled “Risk Factors.”

Except to the extent required by applicable law or regulation, Horizon undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus/offer to exchange or to reflect the occurrence of unanticipated events.

SUMMARY

This summary highlights the material information in this prospectus/offer to exchange. To more fully understand the offer to Depomed’s shareholders, and for a more complete description of the terms of the offer and the second-step merger, you should read carefully this entire document, including the exhibits, schedules and documents incorporated by reference herein, and the other documents referred to herein. For information on how to obtain the documents that are on file with the SEC, see the section of this prospectus/offer to exchange titled “Where You Can Find More Information.”

Information About the Companies (see page 39)

Horizon

Horizon is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. Horizon markets seven medicines through its orphan, primary care and specialty business units. Horizon’s U.S. marketed products are ACTIMMUNE (interferon gamma-1b), BUPHENYL (sodium phenylbutyrate) Tablets and Powder, DUEXIS (ibuprofen/famotidine), PENNSAID (diclofenac sodium topical solution) 2% w/w, RAVICTI (glycerol phenylbutyrate) Oral liquid, RAYOS (prednisone) delayed release tablets and VIMOVO (naproxen/esomeprazole magnesium). Horizon is incorporated in Ireland and operates through a number of international and U.S. subsidiaries.

Horizon’s principal executive offices are located at Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland, and its telephone number at that location is 011-353-1-772-2100.

Additional information concerning Horizon is included in the Horizon reports incorporated by reference in this prospectus/offer to exchange. See the section in this prospectus/offer to exchange titled “Where You Can Find More Information.”

Purchaser

Purchaser is a California corporation incorporated on August 27, 2015, with principal executive offices at 520 Lake Cook Road, Suite 520, Deerfield, IL 60015. The telephone number of Purchaser’s principal executive offices is (224) 383-3000. Purchaser is a direct, wholly-owned subsidiary of Horizon that was formed to facilitate the transactions contemplated by this prospectus/offer to exchange. Purchaser has engaged in no activities to date and has no material assets or liabilities of any kind, in each case other than those incidental to its formation and its activities and obligations in connection with the offer.

Depomed

Depomed is a specialty pharmaceutical company focused on pain and other central nervous system conditions. The products that comprise Depomed’s current specialty pharmaceutical business are (i) NUCYNTA® ER (tapentadol extended release tablets), a product for the management of pain severe enough to require daily, around-the-clock, long term opioid treatment, including neuropathic pain associated with diabetic peripheral neuropathy in adults, and for which alternative treatment options are inadequate, and NUCYNTA (tapentadol), a product for the management of moderate to severe acute pain in adults, each of which Depomed acquired the U.S. rights to in April 2015, (ii) Gralise® (gabapentin), a once-daily product for the management of postherpetic neuralgia, which we refer to as PHN, that Depomed launched in October 2011, (iii) CAMBIA® (diclofenac potassium for oral solution), a product for the acute treatment of migraine attacks that Depomed acquired in December 2013, (iv) Zipsor® (diclofenac potassium) liquid filled capsules, a product for the treatment of mild to moderate acute pain that Depomed acquired in June 2012, and (v) Lazanda® (fentanyl) nasal spray, a product for the management of breakthrough pain in cancer patients 18 years of age and older who are already receiving and who are tolerant to opioid therapy for their underlying persistent cancer pain that Depomed acquired in July 2013. Depomed also has a portfolio of royalty and milestone producing license agreements based on its proprietary Acuform® gastroretentive drug delivery technology with Mallinckrodt Inc., Ironwood Pharmaceuticals, Inc. and Janssen Pharmaceuticals, Inc. Depomed has one product candidate, DM-1992 for Parkinson’s disease. DM-1992 completed a Phase 2 trial for Parkinson’s disease, and Depomed announced a summary of the results of that trial in November 2012. Depomed continues to evaluate clinical and regulatory strategies and commercial prospects for DM-1992.

Depomed’s principal executive offices are located at 7999 Gateway Boulevard, Suite 300, Newark, California 94560, and its telephone number at that location is (510) 744-8000.

Additional information concerning Depomed is included in the Depomed reports incorporated by reference in this prospectus/offer to exchange. See the section in this prospectus/offer to exchange titled “Where You Can Find More Information.”

The Offer (see page 57)

Horizon is offering to exchange, for each issued and outstanding share of Depomed common stock that is validly tendered and not withdrawn before the expiration date, the Stock Consideration set forth on the cover page of this prospectus/offer to exchange. We will not allot or issue fractional Horizon ordinary shares. To the extent that you would be entitled to fractional shares, those fractional entitlements will be paid in cash in the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a Horizon ordinary share on NASDAQ on the last business day prior to the date that Horizon accepts shares of Depomed common stock for exchange pursuant to the offer.

Reasons for the Offer (see page 55)

We believe that the combination of Horizon and Depomed represents a strategically compelling and value-creating opportunity for Depomed’s shareholders and Horizon and its shareholders. The offer should be compelling to Depomed’s shareholders as they will receive:

•	Significant Immediate Value: Based on the closing price of a share of Depomed common stock on NASDAQ on July 6, 2015 (i.e., $20.64 per share of Depomed common stock), the last full trading day before Horizon made public its proposal to acquire Depomed, and the 15-day volume weighted average price of a Horizon ordinary share as of August 12, 2015 (i.e., $34.74 per Horizon ordinary share), the Horizon share price used to calculate the share exchange ratio, the offer represented a premium of $12.36 per share of Depomed common stock, or approximately 60% above the closing price per share of Depomed common stock on July 6, 2015.

•	Substantial Long-Term Value: Depomed shareholders will have a substantial ongoing equity interest in the combined company, allowing Depomed shareholders to benefit from the synergies and growth opportunities of the combined company.

We believe that a combined Horizon and Depomed will have substantial strategic benefits, including:

•	Increased Diversification and Complementary Products. The combined company will be significantly larger and more diversified than either company individually today, with 13 marketed products and more than 700 sales representatives, and will be positioned for future sustainable growth. For example, while NUCYNTA currently accounts for approximately 60% of Depomed’s net sales, on a pro forma basis, no single medicine would have comprised more than 21% of the combined company’s net sales for the second quarter of 2015. Additionally, Depomed’s marketed products are complementary to Horizon’s existing products and fit within Horizon’s specialty and primary care business units.

•	Combined Revenue. We believe that the combined company will be able to achieve significantly greater revenue than either company alone. On a pro forma basis, we estimate that the combined company would have had $497.1 million of total net revenues for the six months ended June 30, 2015, which on an annualized basis would result in approximately $1 billion in 2015 net revenues. We also believe the combined company will be able to achieve greater net sales of Depomed’s products than Depomed could achieve by remaining an independent company as a result of a larger combined sales force and through adoption of our differentiated commercial model, including our Prescriptions-Made-Easy, or PME, program. Pursuant to our commercialization plans for the combined company, we expect to implement a sales force consisting of (i) 290 sales representatives dedicated to NUCYNTA and Gralise, (ii) a separate 40 person neurology team to promote CAMBIA and (iii) Zipsor promoted by Horizon’s 325 person primary care force. Horizon has historically used its commercial model to increase significantly the revenue of products it has acquired. For example, in the first quarter of 2014 Horizon successfully re-launched VIMOVO in the United States, which it acquired from AstraZeneca in November 2013, and increased its annual net sales from $20.0 million in 2013 under AstraZeneca to $163.0 million for 2014, an increase of over 800%. In the first quarter of 2015, Horizon successfully re-launched PENNSAID 2%, which it acquired from Nuvo Research Inc. in October of 2014, and increased its net sales to $47.6 million in the first half of 2015, as compared to full-year net sales of approximately $14.0 million in 2014 under Mallinckrodt Pharmaceuticals, Nuvo Research Inc.’s then marketing partner for PENNSAID 2%.

•	Lower Borrowing Rate. The combined company will have a lower borrowing rate on existing debt obligations than Depomed’s current borrowing rate. Horizon raised $1.775 billion in four financings in March through May 2015 and lowered its weighted-average annual cash interest rate on debt to approximately 4.7%, compared to the weighted-average annual cash interest rate on debt of approximately 7.7% for Depomed. Further, after excluding the interest costs on Horizon’s outstanding exchangeable notes and Depomed’s outstanding convertible notes, Horizon’s and Depomed’s weighted-average annual cash interest rates would be 5.7% and 10.8%, respectively.

•	Enhanced Ability to Execute on Growth Strategy. We believe that the combined company would be better positioned to execute on Horizon’s strategy of achieving both organic growth and growth through acquisitions and in-licensing by increasing its market capitalization, as well as strengthening its balance sheet, free cash flow and capitalization, thereby further enabling the combined company to execute on larger potential acquisition transactions.

•	Improved Tax Efficiencies. The combined company will remain an Irish public limited company with an efficient corporate structure to support the combined company’s organic growth and its acquisition strategy. We expect the combined company to have a mid-single digit cash tax rate, increasing to the low-teens over the next five years, which will be significantly lower than Depomed’s reported tax rate for its fiscal year 2014 and its expected future cash tax rate after use of its net operating losses. Depomed’s combined effective federal and state tax rate for its fiscal year 2014 was 38.2% under existing law.

•	Synergies. As a result of the proposed transaction, we believe that the costs of operating Depomed’s existing business could be significantly reduced through the elimination of certain general and administrative costs, including consolidation of locations, reductions in headcount, and elimination of duplicate external costs, including public company expense.

We realize there can be no assurance about future results, including results expected as described in the reasons listed above, such as assumptions regarding potential synergies or other benefits to be realized following the offer. Horizon’s reasons for the offer and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this prospectus/offer to exchange titled “Risk Factors” and “Forward-Looking Statements.”

Conditions to the Offer (see page 75)

The offer is conditioned upon satisfaction, in the reasonable judgment of Horizon, of the following conditions:

•	Minimum Tender Condition—There shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, a number of shares of Depomed common stock which, together with any other shares of Depomed common stock that Purchaser then owns or has a right to acquire, is a majority of the total number of outstanding shares of Depomed common stock on a fully diluted basis as of the date that we accept shares of Depomed common stock for exchange pursuant to the offer.

•	Anti-Takeover Device Condition—The Depomed Board shall have redeemed the poison pill rights issued pursuant to the Rights Agreement dated as of July 12, 2015, between Depomed and Continental Stock Transfer & Trust Company, as Rights Agent, as the same may from time to time be supplemented or amended, which we refer to as the Depomed Rights Agreement, or those poison pill rights shall have been otherwise rendered inapplicable to the offer and the second-step merger.

•	Horizon Shareholder Approval Condition—Horizon shareholders shall have approved the issuance of Horizon ordinary shares contemplated in connection with the offer and the second-step merger, in accordance with the rules of NASDAQ, on which the Horizon ordinary shares are listed. Horizon expects to file a preliminary proxy statement with respect to an extraordinary general meeting of Horizon shareholders to obtain this approval promptly after the date of this prospectus/offer to exchange.

•	Competition Laws Condition—The waiting period applicable to the offer and the second-step merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, shall have expired or been terminated, which we refer to as the HSR Condition. The waiting period (or extension thereof) applicable to the offer and the second-step merger under any other applicable foreign antitrust laws and regulations shall have expired or been terminated, and any approvals or clearances determined by Horizon to be required or advisable thereunder shall have been obtained, which, together with the HSR Condition, we refer to as the Competition Laws Condition. Based on publicly available information, Horizon believes that only clearance under the HSR Act is required.

•	Stock Exchange Listing Condition—The Horizon ordinary shares issuable to Depomed shareholders in connection with the offer and the second-step merger shall have been approved for listing on NASDAQ, subject to official notice of issuance in the case of NASDAQ.

•	Registration Statement Condition—The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act of 1933, as amended, which we refer to as the Securities Act. No stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

•	Due Diligence Condition—Horizon shall have been given access to Depomed’s non-public information on Depomed’s business, assets, and liabilities to complete its confirmatory due diligence review, and Horizon shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Depomed’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the offer.

•	No Injunction Condition—No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the offer and the second-step merger.

•	No Depomed Material Adverse Effect Condition—Since December 31, 2014, there shall not have occurred any change, event, circumstance or development that has had, or would reasonably be likely to have, a Depomed Material Adverse Effect, as described in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer—No Depomed Material Adverse Effect Condition.”

The offer is also subject to additional conditions referred to in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer—Other Conditions to the Offer.”

Expiration of the Offer (see page 58)

The offer is scheduled to expire at 5:00 p.m., Eastern time, on November 6, 2015, unless extended by Horizon. For more information, you should read the discussion below under the section of this prospectus/offer to exchange titled “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment (see page 58)

Subject to the applicable rules and regulations of the SEC and the terms and conditions of the offer, Horizon expressly reserves the right (but will not be obligated) (1) to extend, for any reason, the period of time during which the offer is open; (2) to delay acceptance for exchange of, or the exchange of, shares of Depomed common stock in order to comply in whole or in part with applicable law (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Horizon to pay the consideration offered or to return shares of Depomed common stock deposited by or on behalf of Depomed shareholders promptly after the termination or withdrawal of the offer); (3) to amend or terminate the offer without accepting for exchange or exchanging any shares of Depomed common stock, including under circumstances where any of the conditions referred to in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer” have not been satisfied or if Horizon or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Depomed providing for a merger or other business combination or transaction with or involving Depomed or any of its subsidiaries, or the purchase or exchange of securities or assets of Depomed or any of its subsidiaries, or Horizon and Depomed reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the offer will be terminated; and (4) to amend the offer or to waive any conditions to the offer at any time, except for the Competition Laws Condition, Registration Statement Condition, Anti-Takeover Device Condition, Horizon Shareholder Approval Condition and Stock Exchange Listing Condition, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof.

No subsequent offering period will be available after the offer.

Exchange of Shares of Depomed Common Stock; Delivery of Horizon Ordinary Shares (see page 59)

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), Horizon will accept for exchange promptly after the expiration time all shares of Depomed common stock validly tendered and not properly withdrawn. For more information, see the section of this prospectus/offer to exchange titled “The Offer—Exchange of Shares of Depomed Common Stock; Delivery of Horizon Ordinary Shares.”

Procedure for Tendering Shares (see page 61)

The procedure for tendering shares of Depomed common stock varies depending on whether you possess physical certificates, a nominee holds your certificates for you or you or a nominee holds your shares of

Depomed common stock in book-entry form. See the section of this prospectus/offer to exchange titled “The Offer—Procedure for Tendering,” as well as the transmittal materials for a discussion of the procedure for tendering your shares.

Withdrawal Rights (see page 63)

You can withdraw tendered shares of Depomed common stock at any time prior to the expiration time and, if Horizon has not accepted your shares of Depomed common stock for exchange, at any time following 60 days from commencement of the offer. See the section of this prospectus/offer to exchange titled “The Offer—Withdrawal Rights.”

Certain Tax Consequences of the Transactions (see page 64)

Assuming certain conditions are satisfied, as described more fully in the section of this prospectus/offer to exchange titled “The Offer—Certain Tax Consequences of the Transactions,” which we refer to as the main tax discussion, U.S. holders as defined in the main tax discussion other than those excluded from the main tax discussion generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the Horizon ordinary shares received in the offer or the second-step merger.

For a more complete description of the tax consequences of the merger, see the section of this prospectus/offer to exchange titled “The Offer—Certain Tax Consequences of the Transactions.”

Because tax matters are complicated, Horizon urges you to contact your own tax advisor to determine the particular tax consequences to you of the offer and second-step merger.

Ownership of Horizon After the Offer (see page 70)

Horizon estimates that, upon the consummation of the offer and the second-step merger, former Depomed shareholders (including former holders of Depomed’s outstanding convertible notes) will own, in the aggregate, approximately 32.2% of the shares of the combined company then outstanding, or approximately 31.7% on a fully diluted basis. For a more detailed discussion of the assumptions on which these estimates are based, see the section of this prospectus/offer to exchange titled “The Offer—Ownership of Horizon After the Offer.”

Dissenters’ Rights (see page 73)

Depomed shareholders will not have dissenters’ rights in connection with this prospectus/offer to exchange or the second-step merger. See the section of this prospectus/offer to exchange titled “The Offer—Dissenters’ Rights.”

Regulatory Approvals (see page 89)

In addition to the approvals and clearances described in the Competition Laws Condition, the offer to exchange and the second-step merger may also be subject to review by government authorities and other regulatory agencies, including in jurisdictions outside the United States. Horizon intends to identify such authorities and jurisdictions as soon as practicable and to file as soon as practicable thereafter all notifications that it determines are necessary or advisable under the applicable laws, rules and regulations of the respective identified authorities, agencies and jurisdictions for the consummation of the offer and/or the second-step merger and to file all post-completion notifications that it determines are necessary or advisable as soon as practicable after the offer and the second-step merger have been consummated. Based on publicly available information, Horizon believes that only clearance under the HSR Act is required.

Source and Amount of Funds (see page 90)

Horizon estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger will be approximately $725 million (inclusive of transaction fees and expenses, including fees associated with refinancing Depomed’s existing credit facilities, but exclusive of litigation expenses and exclusive of any cash and cash equivalents from Depomed and exclusive of Depomed transactions costs).

Horizon expects to have sufficient cash resources available to complete the transactions contemplated by the offer and the second-step merger. In addition to cash on hand, Horizon currently intends to borrow or otherwise finance up to $175 million to complete the acquisition of Depomed, to pay fees, expenses and amounts related to such acquisition and to fund certain short-term cash obligations of the combined company, including working capital, as discussed in the section of this prospectus/offer to exchange titled “The Offer—Source and Amount of Funds.”

The estimated amount of cash required is based on Horizon’s due diligence review of Depomed’s publicly available information to date and is subject to change. For a further discussion of the risks relating to Horizon’s limited due diligence review, see the section of this prospectus/offer to exchange titled “Risk Factors—Risk Factors Relating to the Offer and the Second-Step Merger.”

Comparative Market Prices and Share Information (see page 37)

Horizon ordinary shares are listed on NASDAQ under the symbol “HZNP.” Depomed common stock is listed on NASDAQ under the symbol “DEPO.” The following table presents price information for Horizon ordinary shares and Depomed common stock on (1) September 4; and (2) July 6, 2015, the last trading day before Horizon’s public announcement of the proposed combination with Depomed.

	Horizon ordinary shares			Depomed common stock
	High	Low	Close	High	Low	Close
September 4, 2015	$29.79	$28.83	$29.40	$26.84	$26.01	$26.66
July 6, 2015	$35.21	$33.45	$34.54	$21.05	$20.37	$20.64

The value of the Horizon ordinary shares that form the Stock Consideration will change as the market price of Horizon ordinary shares fluctuates during the pendency of the offer and thereafter, and therefore will likely be different from the prices set forth above at the time you receive your Horizon ordinary shares. See the section in this prospectus/offer to exchange titled “Risk Factors.” Shareholders are encouraged to obtain current market quotations for Horizon ordinary shares and Depomed common stock prior to making any decision with respect to the offer.

Interests of Executives and Directors of Horizon in the Offer (see page 90)

Except as set forth in this prospectus/offer to exchange, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates or any of the other persons set forth in Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Depomed. We do not believe that the offer and the second-step merger will result in a change in control under any of Horizon’s equity plans or any agreement between Horizon and any of its employees.

Listing of Horizon Ordinary Shares to be Issued Pursuant to the Offer and the Second-Step Merger (see page 76)

Horizon will submit the necessary applications to cause the shares of its common stock to be issued in the offer and the second-step merger to be approved for listing on NASDAQ. Approval of this listing is a condition to the offer.

Accounting Treatment (see page 91)

The proposed combination with Depomed would be accounted for under the acquisition method of accounting under U.S. generally accepted accounting principles, with Horizon being the accounting acquirer, which means that Depomed’s results of operations will be included with Horizon’s results of operations from the closing date and its consolidated assets and liabilities will be recorded at their fair market values at the same date.

Comparison of Holders’ Rights (see page 120)

Depomed shareholders who validly tender their shares in the offer and do not withdraw such shares will receive Horizon ordinary shares following consummation of this prospectus/offer to exchange. Because Horizon is an Irish company and Depomed is a California corporation, there are a number of differences between the rights of a Depomed shareholder and the rights of a Horizon shareholder. See the discussion in the section of this prospectus/offer to exchange titled “Comparison of Holders’ Rights.”

Risk Factors (see page 19)

The offer and the second-step merger are, and the combined company will be, subject to several risks which you should carefully consider prior to participating in the offer.

RISK FACTORS

In deciding whether to tender your shares of Depomed common stock for exchange pursuant to the offer, Depomed shareholders should read carefully this prospectus/offer to exchange and all other documents to which this prospectus/offer to exchange refers. In addition to the risk factors set forth below, Depomed shareholders should read and consider all of the other risk factors specific to each of the Horizon and Depomed businesses that will also affect Horizon after consummation of the offer and the second-step merger, described in Part II, Item 1A of each company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, and other documents that have been filed with the SEC and which are incorporated by reference into this prospectus/offer to exchange. If any of the risks described below or in the reports incorporated by reference into this prospectus/offer to exchange actually occurs, the respective businesses, financial results, financial conditions, operating results or share prices of Horizon or Depomed could be materially adversely affected. Depomed shareholders should also carefully consider the following factors:

Risk Factors Relating to the Offer and the Second-Step Merger

Because the market price of the Horizon ordinary shares that Depomed shareholders may receive in the offer will fluctuate, Depomed shareholders cannot be sure of the value of the Horizon ordinary shares they may receive.

Upon consummation of the offer, each share of Depomed common stock tendered and accepted for exchange by Horizon pursuant to the offer will be converted into the right to receive consideration consisting of Horizon ordinary shares. Because the stock exchange ratio will not vary based on the market value of the Depomed common stock, the market value of the consideration Depomed shareholders receive in the offer will be based on the value of Horizon ordinary shares at the time the Stock Consideration in the offer is received. If the price of Horizon ordinary shares declines, Depomed shareholders could receive less value for their shares of Depomed common stock upon the consummation of the offer than the value calculated on the date the offer was announced, as of the date of the filing of this prospectus/offer to exchange, as of the date such Depomed shareholder tendered shares into the offer, or as of the date of the closing of the second-step merger. Stock price changes may result from a variety of factors that are beyond the companies’ control, including general market and economic conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations. In addition, the ongoing businesses of Horizon and Depomed may be adversely affected by actions taken by Horizon or Depomed in connection with the offer, including payment by the companies of certain costs relating to the offer, including certain legal, accounting, financing and financial and other advisory fees.

Because the offer and the second-step merger will not be completed until certain conditions have been satisfied or, where relevant, waived (see the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer”), a period of time, which may be significant, may pass between the commencement of the offer and the time that Horizon accepts shares of Depomed common stock for exchange or such shares of common stock are cancelled and exchanged for the Stock Consideration in connection with the second-step merger. Therefore, at the time when you tender your shares of Depomed common stock pursuant to the offer, you will not know the exact market value of the Horizon ordinary shares that you may receive if Horizon accepts such shares of Depomed common stock for exchange. However, tendered shares of Depomed common stock may be withdrawn at any time prior to the expiration time of the offer and, unless we have already accepted the tendered shares for exchange, at any time following 60 days from commencement of the offer. See the section of this prospectus/offer to exchange titled “The Offer—Withdrawal Rights.”

Depomed shareholders are urged to obtain current market quotations for Depomed common stock and Horizon ordinary shares (and to consider the implied value of the Stock Consideration based on current market quotations for Horizon ordinary shares) when they consider whether to tender their shares of Depomed common stock pursuant to the offer. See the section of this prospectus/offer to exchange titled “Comparative Per Share Market

Price and Dividend Information” for the historical high and low closing prices of Horizon ordinary shares and shares of Depomed common stock for each quarter of the period 2013 through September 4, 2015.

This transaction may adversely affect the liquidity and value of non-tendered Depomed common stock.

In the event that not all of the shares of Depomed common stock are tendered in the offer and Horizon accepts for exchange those shares tendered in the offer, the number of holders of Depomed common stock and the number of shares of Depomed common stock held by individual holders will be greatly reduced. As a result, the closing of the offer would adversely affect the liquidity and could also adversely affect the market value of the remaining shares of Depomed common stock held by the public. Subject to the rules of NASDAQ, Horizon may delist the shares of Depomed common stock on NASDAQ. As a result of such delisting, shares of Depomed common stock not tendered pursuant to the offer may become illiquid and may be of reduced value. See the section of this prospectus/offer to exchange titled “The Offer—Plans for Depomed.”

Horizon must obtain governmental and regulatory approvals to consummate the offer, which, if delayed or not granted, may delay or jeopardize the offer and the second-step merger.

Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission, which we refer to as the FTC, transactions that meet certain monetary thresholds must be reported to the FTC and the Antitrust Division of the United States Department of Justice, which we refer to as the DOJ, and may not be consummated until the applicable statutory waiting period has expired or terminated.

Pursuant to the requirements of the HSR Act, Horizon plans to file a Notification and Report Form with respect to the offer with the FTC and the DOJ as promptly as practicable, and will request early termination of the HSR waiting period. As a result, the waiting period applicable to offer and second-step merger will expire at 11:59 p.m., Eastern time 30 calendar days following such filing, unless such 30th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern time, on the next regular business day, or the waiting period is earlier terminated. Before such time, however, either the FTC or the DOJ may extend the waiting period by requesting additional information from Horizon. If such request is made, the waiting period will expire at 11:59 p.m., Eastern time, on the 30th calendar day after Horizon has substantially complied with such request, unless the waiting period is earlier terminated by the reviewing antitrust agency. The waiting period would not be affected either by the failure of Depomed to file a Notification and Report Form or to comply with any request for additional information issued by the FTC or the DOJ.

The offer is conditioned on the waiting period (or extension thereof) applicable to the offer and the second-step merger under the HSR Act and any other applicable antitrust laws and regulations having expired or been terminated, and any approvals or clearances determined by Horizon to be required or advisable thereunder having been obtained. If Horizon does not receive these approvals, then Horizon will not be obligated to accept shares of Depomed common stock for exchange in the offer. Based on publicly available information, Horizon believes that only clearance under the HSR Act is required in connection with the offer and the second-step merger.

The governmental and regulatory agencies from which Horizon will seek, if required, these approvals have broad discretion in administering the applicable governing regulations. As a condition to their approval of the transactions contemplated by this prospectus/offer to exchange those agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. Although Horizon believes that it will obtain all necessary approvals, no assurance can be given that the required approvals will be obtained or that the required conditions to the offer will be satisfied, and, if all required approvals are obtained and the conditions to the consummation of the offer are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. See the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer” for a discussion of the conditions to the offer and the sections of this prospectus/offer to exchange titled “The Offer—Certain Legal Matters” and “The Offer—Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the offer and the second-step merger.

The offer remains subject to other conditions that Horizon cannot control.

The offer is subject to other conditions, including the Minimum Tender Condition, the Anti-Takeover Device Condition, the Horizon Shareholder Approval Condition, the Due Diligence Condition and the No Depomed Material Adverse Effect Condition. No assurance can be given that all of the conditions to the offer will be satisfied or, if they are, as to the timing of such satisfaction. In addition, Depomed and the Depomed Board may seek to take additional actions and put in place additional obstacles that will delay, or frustrate, the satisfaction of one or more conditions. If the conditions to the offer are not satisfied, then Horizon may allow the offer to expire, or could amend or extend the offer. See the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer” for a discussion of the conditions to the offer.

The stock prices of Horizon and Depomed may be adversely affected if the offer and the second-step merger are not completed.

If the offer and the second-step merger are not completed, the prices of Horizon ordinary shares and Depomed common stock may decline to the extent that the current market prices of Horizon ordinary shares and Depomed common stock reflect a market assumption that the offer and the second-step merger will be completed.

Uncertainties associated with the offer and the second-step merger may cause a loss of employees and may otherwise affect the future business and operations of Depomed.

Uncertainty about the effect of the offer and the second-step merger on employees and customers may have an adverse effect on Depomed and consequently on the combined company following the second-step merger. These uncertainties may impair the ability to retain and motivate key personnel until and after the consummation of the offer and the second-step merger are completed and could cause customers, suppliers, licensees, partners and others that deal with Depomed to defer entering into contracts with Depomed or making other decisions concerning Depomed or seek to change existing business relationships with Depomed. With respect to the retention of key employees, Horizon is not aware of any retention plan in place to retain any of Depomed’s key employees. If key employees of Depomed depart because of uncertainty about their future roles, Depomed’s business and, as a result, the combined company’s business following the offer and the second-step merger, could be harmed. While the offer and the second-step merger are pending, Depomed may not be able to hire replacements for departed key employees to the same extent that they have been able to in the past.

Horizon has not negotiated the price or terms of the offer or second-step merger with Depomed.

In evaluating the offer, you should be aware that Horizon has not negotiated the price or terms of the offer or the second-step merger with Depomed and neither Depomed nor the Depomed Board has approved the offer or the second-step merger. Depomed has refused to engage in any meaningful discussions with Horizon on its proposals. Horizon made a proposal on May 27, 2015 (which was rejected on June 25, 2015), on July 21, 2015 (which was rejected on July 29, 2015) and on August 13, 2015 (which was rejected on August 19, 2015), and as a result of Depomed’s continued refusal to engage, Horizon made the offer and is distributing this prospectus/offer to exchange. Depomed is now required under the rules and regulations of the SEC to issue a statement as to whether it recommends acceptance or rejection of the offer, that it expresses no opinion and remains neutral toward the offer or that it is unable to take a position with respect to the offer, and to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and certain related information, no later than 10 business days from the date this prospectus/offer to exchange is first published, sent or given to shareholders. Horizon recommends that you review this Schedule 14D-9 when it becomes available.

The Depomed Board, the Depomed Rights Agreement, and the restrictive provisions in Depomed’s governing documents may impede the consummation of the offer.

The governing documents of Depomed include advance notice bylaw provisions and restrictions on the ability to call a special meeting of Depomed’s shareholders. The Depomed Rights Agreement adopted by the Depomed Board, or so-called “poison pill,” precludes a party from acquiring the 10% of the votes of Depomed necessary to call a special shareholders meeting or from privately soliciting up to ten other shareholders for the purpose of calling a special meeting. These restrictive provisions impede Horizon’s ability to consummate the offer. On August 3, 2015, Horizon filed a preliminary solicitation statement pursuant to which it is seeking revocable proxies from Depomed shareholders to empower Horizon to deliver to Depomed’s Corporate Secretary written requests to call a special meeting of Depomed shareholders to consider and vote upon proposals: removing the entire current Depomed Board, repealing these restrictions, and eliminating the power of the Depomed Board to adopt, amend or repeal the Depomed bylaws for a period of 120 days following the special meeting called for in the preliminary solicitation statement. On August 19, 2015, Horizon filed an amendment to the Horizon solicitation with the SEC to amend the purposes of and the matters to be considered and voted upon at the special meeting to include the election of seven individuals to serve on the Depomed Board, which we refer to as the Horizon nominees, contingent upon the proposal to remove the current Depomed Board being passed by the Depomed shareholders. On August 28, 2015, Horizon, in response to Depomed’s decision to not accept the amendment of the purposes of the special meeting in the Horizon solicitation to include the election proposal without delaying the record date for determining which Depomed shareholders may call the special meeting, further amended the Horizon solicitation to provide for two special meetings, one to consider and vote upon the removal proposal and the Depomed bylaws amendment proposals and a second to consider and vote upon the election proposal. Horizon cannot assure you that it will be able obtain the proxies necessary to call the two special meetings or that the required conditions to the offer will be satisfied. See the sections of this prospectus/offer to exchange titled “The Offer—Plans for Depomed” and “Background of the Offer” for a discussion of the Horizon solicitation and “The Offer—Conditions to the Offer” for a discussion of the conditions to the offer.

Even if the offer is completed, integration of Depomed’s business and operations with Horizon’s will be delayed if Horizon is unable to complete the second-step merger.

The offer is subject to a condition that, before the expiration of the offer, there shall have been validly tendered and not withdrawn at least a majority of the total number of outstanding shares of Depomed common stock on a fully diluted basis as of the date that Horizon accepts shares of Depomed common stock for exchange pursuant to the offer. At the end of the offer period, Horizon may experience delays in completing the second-step merger to exchange the remaining shares of Depomed common stock for Horizon ordinary shares. This could prevent or delay Horizon from realizing all of the anticipated benefits from the integration of Depomed’s business and operations with Horizon’s operations.

You may be unable to assert a claim against Depomed’s independent registered public accounting firm under Section 11 of the Securities Act.

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, any accountant or expert who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement. Although audit reports were issued on Depomed’s historical financial statements and the special purpose combined financial statements of the NUCYNTA Franchise of Janssen Pharmaceuticals, Inc., which was acquired by Depomed, and are included in Depomed’s filings with the SEC, the independent registered public accounting firms issuing these reports have not permitted the use of their reports in Horizon’s registration statement of which this prospectus/offer to exchange forms a part. Horizon is requesting concurrent with the offer, but has not, as of the date of this prospectus/offer to exchange, received the consent of such independent registered public accounting firms. If Horizon does not receive these consents, Horizon plans to request dispensation pursuant to Rule 437 under the Securities Act from this requirement. If Horizon receives the consent of these independent registered public accounting firms, Horizon will promptly file them as exhibits to Horizon’s registration statement of which this prospectus/offer to exchange forms a part. Accordingly, if Horizon is unable to obtain the consent these independent registered public accounting firm, you may not be able to assert a claim against them under Section 11 of the Securities Act.

The receipt of Horizon ordinary shares pursuant to the offer or the second-step merger may be taxable for U.S. federal income tax purposes for U.S. holders.

Horizon intends that the Horizon ordinary shares issued pursuant to the offer and the second-step merger will qualify as issued pursuant to a “reorganization” as described in Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and not subject to Section 367(a)(1) of the Code. As described more fully in the section of this prospectus/offer to exchange titled “The Offer—Certain Tax Consequences of the Transactions,” the issuance of Horizon ordinary shares pursuant to the offer or the second-step merger may not be issued pursuant to such a reorganization or may be subject to Section 367(a)(1) with the result that the receipt of such shares by U.S. holders, as described in more detail in the main tax discussion, may result in the recognition of taxable gain for U.S. federal income tax purposes by such U.S. holders. Such issuance may not be pursuant to such a reorganization if (a) Horizon is prevented or delayed in completing the steps of the transactions contemplated by this prospectus/offer to exchange, including the formation and capitalization of Purchaser, the offer, the second-step merger and, possibly, a third-step merger that may be executed immediately following the second-step merger, if deemed appropriate by Horizon, in which Depomed would be merged with and into Diosail Merger Two Corporation a directly, wholly-owned Delaware subsidiary of Horizon that has been formed solely to participate in a possible third-step merger, which we refer to as the Transactions, as described in the main tax discussion, (b) the value of the Horizon ordinary shares falls below 80% (40% if the third-step merger is executed) of the total consideration paid by Horizon to the Depomed shareholders pursuant to such transactions (including, for this purpose, consideration paid by Horizon Pharma, Inc., an indirect wholly-owned subsidiary of Horizon, to acquire 2,250,000 shares of Depomed common stock) or (c) Depomed does not retain “substantially all” of its assets within the meaning of Section 368(a)(2)(D) of the Code. Such issuance may be subject to Section 367(a)(1) of the Code if, among other things, (a) U.S. officers and directors of Depomed and U.S. shareholders of Depomed that owned at least 5% of the voting power or value of Depomed before the offer or second-step merger own (directly and by attribution) more than 50% of the voting power or value of the Horizon ordinary shares after the Transactions, (b) after certain adjustments, the fair market value of Horizon is not at least equal to the fair market value of Depomed upon completion of the Transactions, or (c) we fail to cause Depomed (or Diosail Merger Two Corporation if there is a third-step merger) to comply with certain tax reporting requirements concerning the Transactions. U.S. holders considering participating in the offer should consult their own tax advisors regarding the tax consequences to them of the offer and/or the second-step merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Horizon may be subject to Irish stamp duty in connection with the offer and second-step merger.

Irish stamp duty generally arises in connection with the transfer of shares of an Irish company or the transfer of shares in a non-Irish company in exchange for shares of an Irish company, in each case unless an exemption applies. Accordingly, the exchange of shares of Depomed common stock for the issue of Horizon ordinary shares would be subject to Irish stamp duty unless exemption applies. We believe, however, that Horizon may be able to obtain a confirmation from the Revenue Commissioners of Ireland that:

(a)	Irish stamp duty should not apply to a transfer of shares of Depomed common stock through the systems of the Depository Trust Company, which we refer to herein as DTC, where those shares of Depomed common stock are listed on NASDAQ; and

(b)	the Revenue Commissioners of Ireland will not seek to levy Irish stamp duty in connection with the transfer of shares of Depomed common stock where such duty arises solely because the issue of Horizon ordinary shares comprises a portion of the consideration being paid in respect of such transfer because each of those transactions, taken separately (i.e., the issue of Horizon ordinary shares and the transfer of shares of Depomed common stock), would not individually give rise to such a charge.

Horizon intends to request the aforementioned written confirmation of the Revenue Commissioners of Ireland and an acknowledgement that no Irish stamp duty will apply in connection with the second-step merger by operation of law.

There is no guarantee however that the Revenue Commissioners will provide either or both of the above referenced confirmations in connection with the offer or the second-step merger. In the event that the Revenue Commissioners do not grant an applicable confirmation and Irish stamp duty applies to a transfer of a share of Depomed common stock in connection with the offer or second-step merger, such stamp duty would be chargeable at a rate of 1 percent of the market value of such share of Depomed common stock as at the date of transfer and Purchaser would be liable for paying such tax.

Risk Factors Relating to Depomed’s Business

You should read and consider the other risk factors specific to Depomed’s business that will also affect Horizon after the consummation of the offer and the second-step merger, described in Part II, Item 1A of Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 3, 2015, and other documents that have been filed by Depomed with the SEC and which are incorporated by reference into this prospectus/offer to exchange.

Risk Factors Relating to Horizon’s Business

You should read and consider the other risk factors specific to Horizon’s business that will also affect Horizon after the consummation of the offer and the second-step merger, described in Part II, Item 1A of Horizon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 7, 2015, and other documents that have been filed by Horizon with the SEC and which are incorporated by reference into this prospectus/offer to exchange.

Risk Factors Relating to Horizon Following the Offer

Depomed and Horizon may not successfully integrate.

If Horizon consummates the offer and the second-step merger (which will represent Horizon’s largest transaction to date), achieving the anticipated benefits of the proposed combination with Depomed will depend in part upon whether the two companies integrate their businesses in an effective and efficient manner. The companies may not be able to accomplish this integration process successfully, including as a result of actions that Depomed may continue to take to frustrate the offer. The integration of any business may be complex and time-consuming. The difficulties that could be encountered include the following:

•	integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly acquired products;

•	coordinating the geographically dispersed organizations;

•	distraction of management and employees from operations and changes in corporate culture;

•	retaining existing customers and attracting new customers;

•	maintaining business relationships; and

•	inefficiencies associated with the integration of the operations of the combined company.

In addition, there will be integration costs and non-recurring transaction costs (such as fees paid to legal, financial, accounting and other advisors and other fees paid in connection with the offer and the second-step merger) associated with the proposed combination with Depomed, combining the operations of Horizon and Depomed and achieving the synergies we expect to obtain, and such costs may be significant.

An inability to realize the full extent of the anticipated benefits of the proposed combination with Depomed, as well as any delays encountered in the integration process and realizing such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of Horizon, which may affect adversely the value of the Horizon ordinary shares after the consummation of the offer and the second-step merger.

The consummation of the offer could result in a default under each of Horizon’s and Depomed’s existing senior secured credit facilities. The failure to reach agreement with lenders under each of those facilities, or alternatively the failure to refinance such facilities, in each case prior to the consummation of the offer, may have a material adverse effect on Horizon’s profitability, financial condition and results of operations, and may result in a decline in the market value of the Horizon ordinary shares.

The consummation of the offer or the second-step merger may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the acceleration or other change of any right or obligation (including, without limitation, any payment obligation) or termination of an agreement to which Depomed or its subsidiaries are a party. If this happens, Horizon may experience a cross-default under its own indebtedness arising from such default. Horizon cannot provide assurance that it will be able obtain a consent or waiver under any such agreement or, alternatively, replace such an agreement on attractive terms or at all. Depending on the importance of a terminated agreement to Horizon’s business, failure to replace that agreement on similar terms or at all may increase the costs to Horizon of operating its business or prevent Horizon from operating part or all of its business. In addition, Depomed may be a party to arrangements or agreements of which Horizon is not aware.

Based on a review of Depomed’s public filings with the SEC, pursuant to the First Supplemental Indenture, dated as of September 9, 2014 to the Indenture dated as of September 9, 2014, between Depomed and The Bank of New York Mellon Trust Company, N.A., which we collectively refer to as the Supplemental Indenture, regarding certain 2.50% Convertible Senior Notes due 2021, which we refer to as the 2021 Notes, the offer, if consummated, is likely to result in a “Fundamental Change” (as defined in the Supplemental Indenture), which definition includes the occurrence of a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than Depomed, its subsidiaries and its and their employee benefit plans, filing a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of Depomed’s common equity representing more than 50% of the voting power of Depomed’s common equity. The offer is also likely to result in a “Make-Whole Fundamental Change.” The occurrence of a Fundamental Change would (a) give the holders of the 2021 Notes a right to require Depomed to repurchase the 2021 Notes at a repurchase price of 100% of the principal amount of the 2021 Notes to be repurchased plus accrued and unpaid interest to, but excluding, the related “Fundamental Change Repurchase Date” (as defined in the Supplemental Indenture) and (b) cause the 2021 Notes to become convertible for a period of time that would commence prior to the effectiveness of the transaction giving rise to the Fundamental Change until the related Fundamental Change Repurchase Date. In addition, holders of 2021 Notes that convert their notes “in connection with” a Make-Whole Fundamental Change may be entitled to an increase in the conversion rate for notes so converted. Based on the estimated conversion value of the 2021 Notes, Horizon does not expect any holders of 2021 Notes to require Depomed to repurchase its 2021 Notes because the holders of the 2021 Notes would appear to receive greater value upon conversion of its 2021 Notes. Upon conversion of their 2021 Notes, Depomed may pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at its election, in respect of such converted 2021 Notes. If the holders of any of the 2021 Notes elect to convert such notes prior to the closing of the second-step merger, Depomed (not Horizon) will control the election of consideration paid or delivered upon the conversion of such notes.

Further, based upon a review of Depomed’s public filings with the SEC, pursuant to the Note Purchase Agreement, dated as of March 12, 2015, by and between Depomed, the purchasers party thereto from time to time, which we refer to collectively as the Note Purchasers, and Deerfield Private Design Fund III, L.P., which we refer to as the Note Purchase Agreement, pursuant to which Depomed requested that the Note Purchasers purchase an aggregate principal amount of $575,000,000 of Depomed’s senior secured notes, which we refer to as Senior Secured Notes, the offer, if completed, could potentially result in a “Major Transaction” (as defined in the Note Purchase Agreement) that does not constitute a Permissible Change of Control (as defined below), triggering certain prepayment obligations and prepayment penalties and/or premiums. As publicly disclosed, a Major Transaction includes the occurrence of any Person or group, other than the Borrower and its Subsidiaries or any employee benefit plan of the Borrower or its Subsidiaries, filing a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Exchange Act disclosing such Person has become the beneficial owner of shares with a majority of the total voting power of all outstanding voting securities that are entitled to vote generally in the election of the Borrower’s board of directors. A “Permissible Change of Control” means any Major Transaction involving, among other things, the acquisition of a majority of the total voting power of Depomed where after giving effect to such Major Transaction, Depomed is a direct or indirect subsidiary or a person whose common stock is publicly listed and that has less than a certain undisclosed debt to adjusted earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, ratio. At this time, we cannot confirm whether the offer would constitute a Permissible Change of Control because certain operative provisions of the Note Purchase Agreement as publicly disclosed have received confidential treatment. As a result, there is no assurance that the completion of the offer would constitute a Permissible Change of Control under the Note Purchase Agreement. In addition, an event of default could occur under the terms of the Note Purchase Agreement as a result of the occurrence of a Fundamental Change under the 2021 Notes (as described in more detail in the paragraph immediately above), the occurrence of which would allow holders of the Senior Secured Notes to declare the Senior Secured Notes immediately due and payable. Regardless of whether the consummation of the offer would constitute a Major Transaction or an event of default under the Note Purchase Agreement, Horizon expects to refinance or otherwise repay the Senior Secured Notes as of the closing of the second-step merger because of the 10.75% annual interest rate under such notes. Horizon expects to incur significant prepayment penalties and make-whole payments in connection with any such refinancing or repayment of the Senior Secured Notes.

In respect of all information relating to Depomed presented in, incorporated by reference into or omitted from, this prospectus/offer to exchange, Horizon has relied upon publicly available information, including information publicly filed by Depomed with the SEC. Although Horizon has no knowledge that would indicate that any statements contained herein regarding Depomed’s condition, including its financial or operating condition (based upon such publicly filed reports and documents) are inaccurate, incomplete or untrue, Horizon was not involved in the preparation of such information and statements. For example, Horizon has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus/offer to exchange that have necessarily involved Horizon’s estimates with respect to Depomed’s financial information that, given the lack of information received, could be materially different than currently presented. See the section of this prospectus/offer to exchange titled “Unaudited Pro Forma Condensed Combined Financial Statements.” Any financial, operating or other information regarding Depomed that may be detrimental to Horizon following the consummation of the offer and the second-step merger that has not been publicly disclosed by Depomed, or errors in Horizon’s estimates due to the lack of cooperation and information from Depomed, may have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of Horizon ordinary shares after the consummation of the offer and the second-step merger.

In addition, the consummation of the offer without causing Depomed (and, potentially, certain of its subsidiaries) to become guarantors under Horizon’s senior secured credit facility would result in a default under such facility. While Horizon expects that the lenders under such facility would agree to enter into a mutually satisfactory amendment prior to the consummation of the offer, Horizon cannot provide any assurance that such amendment (or, alternatively, a refinancing facility) will be entered into on attractive terms, or at all.

The offer could trigger certain provisions contained in Depomed’s equity plans and employee compensation and benefit plans or agreements that could require Horizon to make change of control payments or vest outstanding equity awards.

Certain of Depomed’s equity plans and employee compensation and benefit plans or agreements contain change of control clauses providing in certain circumstances for outstanding equity awards to vest or compensation to be paid to certain members of Depomed senior management either upon a change of control, or if, following a change of control, Depomed terminates the employment relationship between Depomed and these employees under certain circumstances, or if these employees terminate the employment relationship because of certain adverse changes during a certain period or periods before and following a change of control. If consummated, the offer might be deemed to constitute a change of control of Depomed for these purposes, thereby giving rise to potential vesting of outstanding equity awards and change of control payments described above.

Horizon may incur additional indebtedness to acquire the shares of Depomed common stock pursuant to the offer and the second-step merger and, as a result, may increase its total outstanding indebtedness. Horizon’s failure to meet its debt service obligations could have a material adverse effect on its business, financial condition and results of operations.

Horizon currently anticipates that it will need to borrow or otherwise finance approximately $175 million to complete the acquisition of Depomed, to pay fees, expenses and amounts related to such acquisition and to fund certain short-term cash obligations of the combined company, including working capital. Horizon cannot provide any assurances that additional financing will be available when and as needed or on terms that Horizon believes to be commercially reasonable. If Horizon cannot obtain such funding on terms Horizon considers to be reasonable, Horizon may seek other methods to increase available cash, including by delaying, reducing or otherwise foregoing potential revenue enhancing activities, which could have an adverse effect on Horizon’s business, operating results or financial condition.

Any increased indebtedness resulting from incremental borrowing could, among other things:

•	make it more difficult for Horizon to pay or refinance its debts as they become due during adverse economic and industry conditions because Horizon may not have sufficient cash flows to make its scheduled debt payments;

•	cause Horizon to use a larger portion of its cash flow to fund interest and principal payments, reducing the availability of cash to fund working capital, capital expenditures, research and development and other business activities;

•	result in a downgrade in the credit rating of Horizon or any indebtedness of Horizon or its subsidiaries, which could increase the cost of further borrowings; and

•	limit Horizon’s ability to borrow additional monies in the future to fund working capital, capital expenditures, research and development and other general corporate purposes.

Horizon cannot guarantee that the combined company will be able to generate sufficient cash flow to make all of the principal and interest payments under its indebtedness following the consummation of the offer and the second-step merger when such payments are due or that it will be able, if necessary, to refinance such indebtedness.

All of Horizon’s debt obligations, and any future indebtedness it may incur, will have priority over Horizon ordinary shares with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of Horizon, the Horizon ordinary shares would rank below all debt claims against Horizon. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of the Horizon ordinary shares. As a result, holders of Horizon ordinary shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Horizon ordinary shares have been satisfied.

The consummation of the offer and/or the second-step merger may result in ratings organizations and/or securities analysts taking actions which may adversely affect the combined companies’ business, financial condition and operating results, as well as the market price of Horizon ordinary shares.

Horizon’s current corporate credit rating is B2 for Moody’s Investors Service and B for Standard and Poor’s. In connection with the consummation of the offer and/or the second-step merger, one or both of these ratings agencies may reevaluate Horizon’s ratings. A downgrade may increase Horizon’s cost of borrowing, may negatively impact Horizon’s ability to raise additional debt capital, may negatively impact Horizon’s ability to successfully compete in the marketplace and may negatively impact the willingness of counterparties to deal with Horizon, each of which could have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of Horizon ordinary shares.

In addition, the trading market for Horizon ordinary shares depends in part on the research and reports that third-party securities analysts publish about Horizon and its industry. In connection with the consummation of the offer and/or the second-step merger, one or more of these analysts could downgrade the Horizon ordinary shares or issue other negative commentary about Horizon or its industry, which could cause the trading price of Horizon ordinary shares to decline.

Future results of Horizon may differ materially from the unaudited pro forma condensed combined financial statements of Horizon and Depomed presented in this prospectus/offer to exchange.

The future results of Horizon following the consummation of the offer and the second-step merger may be materially different from those shown in the Unaudited Pro Forma Condensed Combined Financial Statements presented in this prospectus/offer to exchange, which show only a combination of Horizon’s and Depomed’s standalone historical results after giving effect to the offer, subject to the matters noted therein. Horizon has estimated that it will record approximately $30 million in transaction expenses, as described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements included in this prospectus/offer to exchange. In addition, the final amount of any charges relating to acquisition accounting adjustments that Horizon may be required to record will not be known until following the consummation of the offer and the second-step merger. These and other expenses and charges may be significantly higher or lower than estimated.

Resales of Horizon ordinary shares following the offer may cause the market price of Horizon ordinary shares to fall.

Horizon expects that, assuming that all 60,311,961 shares of Depomed common stock outstanding as of July 30, 2015 are tendered in the offer, the holders of Depomed’s outstanding convertible notes all elect to convert such notes after the completion of the offer on the expiration date but prior to the consummation of the second-step merger, and Depomed elects to settle such notes using only shares of Depomed common stock, and assuming that the total number of outstanding Horizon ordinary shares reported in Horizon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 remains constant through the consummation of the offer, it will issue approximately 73,367,800 Horizon ordinary shares in connection with the offer and second-step merger. For a more detailed discussion of the assumptions on which these estimates are based, see the section of this prospectus/offer to exchange titled “The Offer—Ownership of Horizon After the Offer.” The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time upon exercise of options could have the effect of depressing the market price for Horizon ordinary shares. The increase in the number of Horizon ordinary shares may lead to sales of such Horizon ordinary shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Horizon ordinary shares.

The trading price of Horizon ordinary shares may be affected by factors different from those affecting the price of Depomed common stock.

Upon consummation of the offer and the second-step merger, Depomed shareholders will become holders of Horizon ordinary shares. Horizon’s business differs from that of Depomed, and Horizon’s results of operations, as well as the trading price of Horizon ordinary shares, may be affected by factors different from those affecting Depomed’s results of operations and the price of Depomed common stock.

The Horizon ordinary shares to be received by Depomed shareholders as consideration will have different rights from the shares of Depomed common stock.

Upon receipt of Horizon ordinary shares in the offer, Depomed shareholders will become Horizon shareholders and their rights as shareholders will be governed by the Horizon memorandum and articles of association, which we refer to as the Horizon Articles, applicable Irish law, including the Companies Act 2014 of Ireland, which we refer to as the Companies Act. Certain of the rights associated with Depomed common stock are different from the rights associated with Horizon ordinary shares. See the section of this prospectus/offer to exchange titled “Comparison of Holders’ Rights” for a discussion of the different rights associated with Horizon ordinary shares.

Depomed shareholders will have a reduced ownership and voting interest after the consummation of the offer and the second-step merger and will exercise less influence over the management and policies of Horizon than they do over Depomed.

Depomed shareholders currently have the right to vote in the election of the Depomed Board and on other matters affecting Depomed. When the shares of Depomed common stock tendered in the offer are exchanged, each participating Depomed shareholder and, following consummation of the second-step merger, each remaining Depomed shareholder, will become a Horizon shareholder with a percentage ownership of the combined company that is smaller than the shareholder’s percentage ownership of Depomed. Horizon estimates that, upon consummation of the offer and the second-step merger, former Depomed shareholders (including former holders of Depomed’s outstanding convertible notes) will hold, in the aggregate, approximately 32.2% of the shares of the combined company then outstanding, or approximately 31.7% on a fully diluted basis. For a more detailed discussion of the assumptions on which these estimates are based, see the section of this prospectus/offer to exchange titled “The Offer—Ownership of Horizon After the Offer.” Because of this, Depomed shareholders will have less influence over the management and policies of Horizon than they now have over the management and policies of Depomed.

The issuance of Horizon ordinary shares pursuant to the offer or the second-step merger may limit the ability of Horizon to utilize certain tax attributes following the offer.

The issuance of the Horizon ordinary shares pursuant to the offer and the second-step merger may result in certain limitations for U.S. federal income tax purposes being imposed on the utilization after the offer by the U.S. subsidiaries of Horizon prior to the offer of certain U.S. net operating losses, U.S. tax credits, and other tax attributes as a result of the application of Sections 382, 383 and 384 of the Code.

Horizon may be or may become a passive foreign investment company.

The U.S. federal income tax treatment of U.S. holders of Horizon ordinary shares in some cases could be materially different (and potentially adverse) from the treatment that would apply in the case of a corporation organized in the United States if, at any relevant time, Horizon were a passive foreign investment company, which we refer to as a PFIC. For U.S. federal income tax purposes, a foreign corporation such as Horizon is classified as a PFIC for any taxable year if either (1) 75% or more of its gross income is “passive income” (as defined for U.S. federal income tax purposes) or (2) the average percentage of assets held by such corporation which produce passive income or which are held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of certain other corporations of which the foreign corporation owns, directly or indirectly, at least 25% by value of the stock. Horizon believes that Horizon is not currently and will not be a PFIC following the offer. The tests for determining PFIC status are applied annually, and it is difficult to accurately predict future income and asset values relevant to this determination. Accordingly, Horizon cannot assure U.S. holders that Horizon will not become a PFIC. If Horizon should determine in the future that it is a PFIC, it will endeavor to so notify U.S. holders of Horizon ordinary shares, although there can be no assurance that it will be able to do so in a timely and complete manner. U.S. holders of Horizon ordinary shares should consult their own tax advisors about the tax consequences of owning stock in a foreign corporation including the PFIC rules and the availability of certain elections.

Future changes to U.S. and foreign tax laws or challenges by the Internal Revenue Service, which we refer to as the IRS, to Horizon’s status as a foreign corporation, if successful, could result in a substantial increase in Horizon’s effective tax rate.

The Organization for Economic Co-operation and Development, which we refer to as the OECD, and government agencies in jurisdictions where Horizon and its affiliates do business are focusing on issues related to the taxation of multinational corporations. The OECD is currently conducting a “base erosion and profit shifting” project with the goal of establishing international standards for the taxation of multinational corporations that would, among other things, prevent the shifting of income from high-tax jurisdictions to low-tax jurisdictions. If these standards are adopted by the United States and countries in which Horizon and its affiliates do business, the tax laws in these countries could be changed on a prospective or retroactive basis, and any such changes could substantially increase Horizon’s effective tax rate.

Under current law, Horizon believes that it is and will continue to be after the Transactions a foreign corporation for U.S. federal tax purposes. However, there can be no assurance that the IRS would not challenge under current law, Horizon’s status as a foreign corporation for U.S. federal tax purposes or that a court would not sustain such a challenge. Changes to the inversion rules in Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder or other IRS guidance could adversely affect Horizon’s status as a foreign corporation for U.S. federal tax purposes. The tax law in this area could be changed on a prospective or retroactive basis, and any such changes could substantially increase Horizon’s effective tax rate.

For U.S. federal tax purposes, a corporation generally is classified under current law as a U.S. corporation or a foreign corporation based on whether it is organized or incorporated within the United States or outside the United States. A corporation organized or incorporated outside the United States will nevertheless be classified as a U.S. corporation for U.S. federal tax purposes if, among other things, it acquires all of the stock of a U.S. corporation and the shareholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the stock of the foreign acquiring corporation after the acquisition. Multiple acquisitions of U.S. corporations by a foreign corporation, if made pursuant to a plan or series of related transactions, are treated as a single acquisition and all shareholders of the acquired U.S. corporations are aggregated for the purpose of determining whether the 80% ownership test is met.

On September 23, 2014, Vidara Therapeutics International Public Limited Company, which we refer to as Vidara, a company organized in Ireland, acquired all of the stock of Horizon Pharma, Inc., a Delaware corporation, and immediately thereafter changed its name to Horizon Pharma plc, which we refer to as the Vidara Merger. Horizon believes that the Horizon Pharma, Inc. shareholders held less than 80% (by vote and value) of the stock of Vidara after the Vidara Merger so that Horizon should be classified under current law as a foreign corporation. The IRS might assert, however, that the Vidara Merger and one or more other transactions (including the Transactions) were acquisitions made pursuant to a plan or series of related transactions and that accordingly they should be integrated for the purpose of determining whether the ownership test is met. If the IRS were to prevail with such an assertion, the ownership test would not be met and Horizon would be treated as a U.S. corporation for U.S. federal tax purposes (which would result in a substantial increase in Horizon’s effective tax rate). Because the Vidara Merger closed on September 23, 2014 and Horizon was contemplating no relevant transactions in September 2014 (e.g., Horizon did not consider even the possibility of acquiring Depomed until February 11, 2015), Horizon believes that the Vidara Merger should not be integrated with any other transactions and that, accordingly, Horizon believes that it should be treated as a foreign corporation for U.S. federal tax purposes after the Transactions. The rules governing inversion transactions are not well developed and are somewhat unclear. Accordingly, Horizon cannot assure you that the IRS will agree that the ownership test was satisfied in the Vidara Merger or that the Vidara Merger and a subsequent transaction will not be integrated for the purpose of applying the ownership test.

HORIZON SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information for Horizon as of the end of and for the periods indicated. The selected statement of comprehensive loss information for each of the years ended December 31, 2014, December 31, 2013 and December 31, 2012, and the selected balance sheet information as of December 31, 2014 and December 31, 2013, are derived from Horizon’s audited financial statements filed as part of Horizon’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 27, 2015 (as amended on March 2, 2015 and April 10, 2015), which is incorporated by reference into this prospectus/offer to exchange. The selected statement of comprehensive loss information for each of the years ended December 31, 2011 and December 31, 2010, and the selected balance sheet information as of December 31, 2012, December 31, 2011 and December 31, 2010, are derived from Horizon’s audited financial statements for such years, which have not been incorporated by reference into this prospectus/offer to exchange. The historical results are not necessarily indicative of future results. More comprehensive financial information, including management’s discussion and analysis of Horizon’s financial condition and results of operations, is contained in the Horizon Annual Report on Form 10-K for the year ended December 31, 2014, Horizon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 7, 2015, which is incorporated by reference into this prospectus/offer to exchange, and other reports filed by Horizon with the SEC. The following selected historical consolidated financial information is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents. See the section of this prospectus/offer to exchange titled “Where You Can Find More Information” for instructions on how to obtain these other documents and more complete information relating to Horizon.

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Selected Statement of Comprehensive Loss Data
Net sales	$296,955	$74,016	$18,844	$6,927	$2,376
Cost of goods sold	78,753	14,625	11,875	7,267	4,263
Gross profit (loss)	218,202	59,391	6,969	(340)	(1,887)
Loss before benefit for income taxes	(269,687)	(150,126)	(92,965)	(127,948)	(27,725)
Net loss	(263,603)	(149,005)	(87,794)	(113,265)	(27,065)

	As of December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Selected Balance Sheet Data
Cash and cash equivalents	$218,807	$80,480	$104,087	$17,966	$5,384
Working capital (deficit)	106,833	67,455	79,983	1,065	(17,944)
Total assets	1,134,624	252,596	193,984	101,078	161,685
Total debt, net of debt discount	345,503	110,762	48,801	19,438	24,615
Accumulated deficit	(720,719)	(457,116)	(308,111)	(220,317)	(107,052)
Total shareholders’ equity (deficit)	540,204	(49,082)	105,978	45,912	97,056

DEPOMED SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information for Depomed as of the end of and for the periods indicated. The consolidated statement of operations information for each of the years ended December 31, 2014, December 31, 2013 and December 31, 2012, and the consolidated balance sheet information as of December 31, 2014 and December 31, 2013, are derived from Depomed’s audited financial statements filed as part of Depomed’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 26, 2015, which we refer to as the Depomed 10-K, which is incorporated by reference into this prospectus/offer to exchange. The consolidated statement of operations information for each of the years ended December 31, 2011 and December 31, 2010, and the consolidated balance sheet information as of December 31, 2012, December 31, 2011 and December 31, 2010, are derived from Depomed’s audited financial statements for such years, which have not been incorporated by reference into this prospectus/offer to exchange. The historical results are not necessarily indicative of future results. More comprehensive financial information, including management’s discussion and analysis of Depomed’s financial condition and results of operations, is contained in the Depomed 10-K, Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 3, 2015, which is incorporated by reference into this prospectus/offer to exchange, and other reports filed by Depomed with the SEC. The following selected historical consolidated financial information is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents. See the section of this prospectus/offer to exchange titled “Where You Can Find More Information” for instructions on how to obtain these other documents and more complete information relating to Depomed.

	2014	2013	2012	2011(1)	2010
	(in thousands, except per share information)
Consolidated Statement of Operations Data:
Revenues:
Product sales	$114,219	$58,302	$27,483	$41,178	$45,637
Royalties	1,821	45,003	44,535	9,997	306
License and other revenue(2)	31,515	12,796	18,798	81,798	34,821
Non-cash PDL royalty revenue(2)	242,808	18,104	—	—	—

Total revenues	390,363	134,205	90,816	132,973	80,764

Total costs and expenses	153,549	124,888	121,169	102,275	77,139
Gain on termination of Abbott agreement	—	—	—	40,000	—
Income (loss) from operations	236,814	9,317	(30,353)	70,698	3,625
Net income (loss) before income taxes	213,108	4,580	(29,872)	71,122	3,892
(Provision for) benefit from income taxes	(81,346)	38,733	91	(396)	4
Net income (loss)	$131,762	$43,313	$(29,781)	$70,726	$3,896
Basic net income (loss) per share	$2.26	$0.76	$(0.53)	$1.30	$0.07
Diluted net income (loss) per share	$2.05	$0.75	$(0.53)	$1.26	$0.07
Shares used in computing basic net income (loss) per share	58,292,633	56,736,009	55,892,563	54,562,820	52,533,256
Shares used in computing diluted net income (loss) per share	66,307,364	57,543,979	55,892,563	56,089,796	53,463,749

	2014	2013	2012	2011(1)	2010
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and marketable securities	$566,402	$276,017	$77,892	$139,793	$76,888
Total assets	711,065	508,653	141,653	164,372	87,031
Total current liabilities(2),(3)	57,499	156,857	36,681	39,840	32,984
Deferred revenue, non-current portion(2)	—	12,475	15,516	17,932	30,926
Liability related to the sale of future royalties and milestones, less current portion(2)	—	177,624	—	—	—
Contingent consideration liability, non-current	14,252	11,264	1,342	—	—
Other long-term liabilities	12,387	13,017	4,178	—	15
Accumulated earnings (deficit)	47,714	(84,048)	(127,361)	(97,580)	(168,306)
Total shareholders’ equity	364,447	137,416	83,936	105,918	23,106

(1)	Total revenues, income from operations, net income before income taxes, net income and net income per share in 2011 include a one-time $48.0 million milestone received from Abbott Laboratories for the FDA approval of Gralise. Income from operations, net income before income taxes, net income and net income per share in 2011 include a $40.0 million gain on termination of Depomed’s agreement with Abbott related to Gralise.
(2)	Effective October 1, 2014, Depomed amended its agreements with Salix Pharmaceuticals, Inc. and Valeant International Bermuda SRL, which eliminated any and all continuing obligations on the part of Depomed in the manufacture and supply of 1000mg Glumetza tablets. As a result, the unamortized deferred revenue balance as of October 1, 2014 of $13.2 million was recognized as license and other revenue during 2014. Depomed also recognized the entire remaining balance of the liability related to sale of future royalties and milestones of approximately $147.0 million as non-cash PDL royalty revenue during 2014.
(3)	Total current liabilities as of December 31, 2013 included income taxes payable of $61.9 million and liability related to sale of future royalties of $49.5 million.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2014 and for the six months ended June 30, 2015 were prepared by Horizon and give effect to Horizon’s acquisition of Hyperion Therapeutics, Inc., which we refer to as Hyperion, Horizon’s acquisition of Vidara and to the proposed combination with Depomed, in each case as if it such transactions had occurred on January 1, 2014.

The unaudited pro forma condensed combined balance sheet as of June 30, 2015 combines the historical consolidated balance sheets of Horizon and Depomed, giving effect to the proposed combination with Depomed, including the anticipated new Horizon debt financing and the extinguishment of Depomed’s outstanding senior notes and the conversion of Depomed’s convertible debt, as if such repayment and conversion had occurred on June 30, 2015.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the proposed combination with Depomed and the acquisitions of Hyperion and Vidara been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There were no material transactions between Horizon, Depomed, Hyperion and Vidara during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, with Horizon being the accounting acquirer. The accounting for the proposed combination with Depomed is dependent upon certain valuations that are provisional and are subject to change. Horizon will finalize these amounts as it obtains the information necessary to complete the measurement process. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. Additionally, the differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Horizon’s future results of operations and financial position.

In addition, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the acquisition of Depomed, Hyperion and Vidara, the costs to integrate the operations of Horizon, Depomed, Hyperion and Vidara or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

	For the Six Months Ended June 30, 2015	For the Year Ended December 31, 2014
Selected Statement of Operations Data (in thousands):
Total revenues	$497,101	$1,022,585
Cost of goods sold	381,666	727,407
Gross profit	115,435	295,178
Loss before benefit for income taxes	(296,247)	(573,044)
Net loss	(85,969)	(437,566)

As of June 30, 2015
Selected Balance Sheet Data (in thousands):
Cash and cash equivalents	$165,248
Working capital	69,251
Total assets	7,053,550
Total debt, net of debt discount	1,310,148
Accumulated deficit	(736,704)
Total shareholders’ equity	3,774,067

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The following table summarizes unaudited per share information for Horizon and Depomed on a historical basis, pro forma combined basis for Horizon and equivalent pro forma combined basis for Depomed. The following information should be read in conjunction with the audited consolidated financial statements and accompanying notes of Horizon and Depomed that are incorporated by reference into this prospectus/offer to exchange, and the unaudited pro forma condensed combined financial statements beginning on page 92. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of what the operating results or financial position would have been if the offer and the second-step merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The historical income (loss) per share and book value per share of Horizon and Depomed shown in the table below are derived from their respective audited consolidated financial statements as of and for the year ended December 31, 2014, and unaudited consolidated financial statements as of and for the six months ended June 30, 2015 and also give effect to Horizon’s acquisitions of Hyperion and Vidara from their respective acquisition dates of May 7, 2015, and September 19, 2014. The historical book value per share is computed by dividing total shareholders’ equity by the number of shares outstanding at the end of the period. At this time, Horizon does not have available the historical number of Depomed shares outstanding at June 30, 2015. Horizon has instead used the number of Depomed shares outstanding as of July 30, 2015 disclosed in Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, in the calculation of Depomed’s book value per share at June 30, 2015. The pro forma combined net loss per share is computed by dividing the pro forma net loss by the pro forma weighted-average number of shares outstanding for the period. The pro forma combined book value per share is computed by dividing total pro forma shareholders’ equity by the pro forma number of Horizon ordinary shares outstanding at the end of the period. Depomed equivalent pro forma combined per share amounts are calculated by multiplying Horizon pro forma combined per share amounts by the share exchange ratio.

	As of and For the Six Months Ended June 30, 2015 (unaudited)	As of and For the Year Ended December 31, 2014
Horizon—Historical per Horizon ordinary share
Net income (loss) per share—basic	$0.09	$(3.15)
Net income (loss) per share—diluted	0.08	(3.15)
Book value per share (unaudited)	7.92	4.36

Depomed—Historical per share of Depomed common stock
Net income (loss) per share—basic	$(0.56)	$2.26
Net income (loss) per share—diluted	(0.56)	2.05
Book value per share (unaudited)	5.74	6.15

Unaudited Pro Forma Combined per Horizon ordinary share
Net loss per share—basic	$(0.41)	$(2.50)
Net loss per share—diluted	(0.41)	(2.50)
Book value per share	16.29	N/A

Unaudited Pro Forma Depomed Equivalents
Net loss per share—basic	$(0.39)	$(2.38)
Net loss per share—diluted	(0.39)	(2.38)
Book value per share	15.47	N/A

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Horizon ordinary shares are listed on NASDAQ under the symbol “HZNP.” Depomed common stock is listed on NASDAQ under the symbol “DEPO.” The table below sets forth, for the calendar quarters indicated, the high and low sale prices per share reported on NASDAQ and the dividends declared on Horizon ordinary shares and on Depomed common stock.

	Horizon Ordinary Shares			Depomed common stock
	High	Low	Dividend(1)	High	Low	Dividend(2)
2015
Third Quarter (through September 4, 2015)	$39.49	$22.66	$—	$33.74	$20.37	$—
Second Quarter	$34.99	$25.26	$—	$28.16	$19.59	$—
First Quarter	$26.46	$12.64	$—	$25.54	$15.41	$—
2014
Fourth Quarter	$13.55	$10.15	$—	$16.64	$13.55	$—
Third Quarter	$16.56	$7.85	$—	$15.51	$9.85	$—
Second Quarter	$16.72	$11.50	$—	$14.85	$10.29	$—
First Quarter	$18.30	$7.40	$—	$15.39	$10.20	$—
2013
Fourth Quarter	$7.80	$3.21	$—	$10.77	$6.95	$—
Third Quarter	$3.55	$2.11	$—	$7.70	$5.63	$—
Second Quarter	$2.75	$2.23	$—	$6.19	$4.99	$—
First Quarter	$2.95	$1.97	$—	$7.15	$5.12	$—

(1)	Horizon has never paid dividends and does not anticipate paying any dividends in the near future. Additionally, Horizon’s senior secured credit facility with certain lenders and Citibank, N.A., as administrative agent and collateral agent, contains covenants that restrict Horizon from issuing dividends.
(2)	Depomed has never declared or paid any cash dividends. Additionally, Depomed’s senior secured credit facility with certain lenders and Deerfield Private Design Fund III, L.P., as collateral agent, contains covenants that restrict Depomed from issuing dividends.

The following table presents price information for Horizon ordinary shares and Depomed common stock on (1) September 4, 2015; and (2) July 6, 2015, the last trading day before Horizon’s public announcement of the proposed combination with Depomed.

	Horizon Ordinary Shares			Depomed common stock
	High	Low	Close	High	Low	Close
September 4, 2015	$29.79	$28.83	$29.40	$26.84	$26.01	$26.66
July 6, 2015	$35.21	$33.45	$34.54	$21.05	$20.37	$20.64

The following table sets forth, for the periods indicated, the high and low sale prices per share and the cumulative trading volumes of (i) the Horizon ordinary shares as reported on the NASDAQ in U.S. dollars and (ii) the Depomed common stock as reported on the NASDAQ in U.S. dollars.

	Horizon Ordinary Share Price per Share		Horizon Ordinary Share Total Trading Volume(1)	Depomed Common Stock Price per Share		Depomed Common Stock Total Trading Volume(1)
	High (US$)	Low (US$)		High (US$)	Low (US$)
Month
April 2014	$16.72	$11.50	51,365,451	$14.85	$11.57	22,620,381
May 2014	$15.11	$12.55	40,875,754	$14.28	$10.29	19,792,047
June 2014	$16.50	$13.81	34,889,913	$14.07	$11.93	17,884,237
July 2014	$16.56	$7.85	54,097,929	$14.49	$9.93	25,488,766
August 2014	$10.75	$8.07	35,773,306	$15.51	$9.85	24,785,443
September 2014	$14.40	$9.46	35,833,107	$15.50	$13.47	32,406,615
October 2014	$13.15	$10.15	17,924,413	$16.00	$13.55	8,626,698
November 2014	$13.32	$11.87	36,669,561	$15.91	$14.00	17,016,813
December 2014	$13.55	$12.04	35,124,467	$16.64	$14.38	16,146,030
January 2015	$17.16	$12.64	44,079,744	$20.51	$15.41	25,073,139
February 2015	$21.45	$14.64	46,470,047	$23.20	$17.25	24,264,942
March 2015	$26.46	$19.68	88,253,868	$25.54	$21.21	39,065,065
April 2015	$32.15	$25.26	106,362,994	$28.16	$21.84	31,075,851
May 2015	$32.88	$27.40	67,671,509	$24.77	$19.59	39,763,638
June 2015	$34.99	$30.81	73,037,012	$23.67	$20.30	28,124,189
July 2015(2)	$39.49	$32.47	70,634,854	$33.74	$20.37	66,133,814
August 2015	$37.00	$22.66	58,787,940	$33.11	$26.51	26,738,050
September 2015(3)	$30.54	$28.00	8,223,830	$27.28	$26.00	4,944,033

(1)	Source for cumulative trading volume: NASDAQ.
(2)	On July 6, 2015 Horizon publicly announced the proposed combination with Depomed.
(3)	September 1, 2015 to September 7, 2015 inclusive.

The value of the Horizon ordinary shares that form the Stock Consideration will change as the market price of Horizon ordinary shares fluctuates during the pendency of the offer and thereafter, and therefore will likely be different from the prices set forth above at the time you receive your Horizon ordinary shares. See the section in this prospectus/offer to exchange titled “Risk Factors.” Shareholders are encouraged to obtain current market quotations for Horizon ordinary shares and Depomed common stock prior to making any decision with respect to the offer.

INFORMATION ABOUT THE COMPANIES

Horizon

Horizon is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. Horizon markets seven medicines through its orphan, primary care and specialty business units. Horizon’s U.S. marketed products are ACTIMMUNE (interferon gamma-1b), BUPHENYL (sodium phenylbutyrate) Tablets and Powder, DUEXIS (ibuprofen/famotidine), PENNSAID (diclofenac sodium topical solution) 2% w/w , RAVICTI (glycerol phenylbutyrate) Oral liquid, RAYOS (prednisone) delayed release tablets and VIMOVO (naproxen/esomeprazole magnesium). Horizon operates through a number of international and U.S. subsidiaries with principal business purposes to either hold intellectual property assets, perform research and development or manufacturing operations, serve as distributors of Horizon’s products, or provide services and financial support to Horizon.

Horizon’s principal executive offices are located at Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland, and its telephone number at that location is 011-353-1-772-2100.

Additional information concerning Horizon is included in the Horizon reports incorporated by reference in this prospectus/offer to exchange. See the section in this prospectus/offer to exchange titled “Where You Can Find More Information.”

Purchaser

Purchaser is a California corporation incorporated on August 27, 2015, with principal executive offices at 520 Lake Cook Road, Suite 520, Deerfield, IL 60015. The telephone number of Purchaser’s principal executive offices is (224) 383-3000. Purchaser is a wholly-owned subsidiary of Horizon that was formed to facilitate the transactions contemplated by this prospectus/offer to exchange. Purchaser has engaged in no activities to date and has no material assets or liabilities of any kind, in each case other than those incidental to its formation and its activities and obligations in connection with the offer.

Depomed

Depomed is a specialty pharmaceutical company focused on pain and other central nervous system conditions. The products that comprise Depomed’s current specialty pharmaceutical business are (i) NUCYNTA ER (tapentadol extended release tablets), a product for the management of pain severe enough to require daily, around-the-clock, long term opioid treatment, including neuropathic pain associated with diabetic peripheral neuropathy in adults, and for which alternative treatment options are inadequate, and NUCYNTA (tapentadol), a product for the management of moderate to severe acute pain in adults, each of which Depomed acquired the U.S. rights to in April 2015, (ii) Gralise (gabapentin), a once-daily product for the management of PHN that Depomed launched in October 2011, (iii) CAMBIA (diclofenac potassium for oral solution), a product for the acute treatment of migraine attacks that Depomed acquired in December 2013, (iv) Zipsor (diclofenac potassium) liquid filled capsules, a product for the treatment of mild to moderate acute pain that Depomed acquired in June 2012, and (v) Lazanda (fentanyl) nasal spray, a product for the management of breakthrough pain in cancer patients 18 years of age and older who are already receiving and who are tolerant to opioid therapy for their underlying persistent cancer pain that Depomed acquired in July 2013. Depomed also has a portfolio of royalty and milestone producing license agreements based on its proprietary Acuform gastroretentive drug delivery technology with Mallinckrodt Inc., Ironwood Pharmaceuticals, Inc. and Janssen Pharmaceuticals, Inc. Depomed has one product candidate, DM-1992 for Parkinson’s disease. DM-1992 completed a Phase 2 trial for Parkinson’s disease, and Depomed announced a summary of the results of that trial in November 2012. Depomed continues to evaluate clinical and regulatory strategies and commercial prospects for DM-1992. Depomed’s principal executive offices are located at 7999 Gateway Boulevard, Suite 300, Newark, California 94560, and its telephone number at that location is (510) 744-8000.

Additional information concerning Depomed is included in the Depomed reports incorporated by reference in this prospectus/offer to exchange. See the section in this prospectus/offer to exchange titled “Where You Can Find More Information.”

BACKGROUND OF THE OFFER

Horizon regularly considers a variety of potential transactions to acquire products in primary care, orphan diseases and specialty businesses. As part of this process, following a meeting on February 11, 2015 with one of its financial advisors, Horizon identified Depomed as a possible acquisition target. The following is a chronology of the events leading up to this prospectus/offer to exchange.

On February 24, 2015, the Horizon Board held a regularly scheduled meeting in Dublin, Ireland, and discussed, among other things, a possible combination with Depomed and authorized management to make a proposal to Depomed.

On March 11, 2015, Mr. Timothy P. Walbert, Horizon’s Chairman of the Board, President and Chief Executive Officer, spoke to Mr. James A. Schoeneck, President and Chief Executive Officer of Depomed, about engaging in confidential discussions to combine the two companies. Mr. Schoeneck declined to engage citing less than ideal timing.

On March 12, 2015, Depomed announced that it had entered into a $575 million secured debt facility bearing interest at 9.75% over the three month LIBOR (subject to a 1% LIBOR floor), to finance the NUCYNTA acquisition.

On March 13, 2015, Horizon announced the closing of its offering of $400 million of 2.50% Exchangeable Senior Notes due 2022, which we refer to as the Horizon Exchangeable Senior Notes, including the full exercise of the option to purchase additional notes.

On March 24, 2015, the Transaction Committee of Horizon, which we refer to as the Transaction Committee, which had been delegated authority to oversee the proposals made to Depomed and authorize changes to the terms of the proposals, at a meeting in Dublin, Ireland, discussed, among other things, the potential combination with Depomed, including changes in Depomed’s stock price since February 2015 and the terms of Depomed’s recent high yield financing, including expected breakage costs. The Transaction Committee authorized Horizon to continue to pursue the proposed combination, within authorized terms, and authorized the engagement of Citigroup Global Markets Inc., which we refer to as Citi, and Jefferies LLC, which we refer to as Jefferies, to serve as financial advisors in connection with the potential transaction.

On March 30, 2015, Horizon announced that it was acquiring Hyperion for approximately $1.1 billion in cash pursuant to a two-step tender offer. Horizon subsequently completed a public offering of its ordinary shares with net proceeds of $475.2 million on April 21, 2015 and the private placement of $475 million of aggregate principal amount of 6.625% senior notes due 2023 on April 29, 2015. On May 7, 2015, Horizon Pharma, Inc., an indirect wholly-owned subsidiary of Horizon, and certain additional Horizon subsidiaries entered into a credit agreement for a five-year $400 million term loan facility that bears interest, at each borrower’s option, at a rate equal to either LIBOR plus the applicable margin of 3.5% per year (subject to a 1.0% LIBOR floor) or the prime lending rate, plus an applicable margin of 4.5%, and borrowed $400 million. Also on May 7, 2015, Horizon completed its acquisition of Hyperion.

On May 7, 2015, the Horizon Board, at its regular meeting in Dublin, Ireland, discussed, among other things, the continuing interest of Horizon to pursue a combination with Depomed, the recent stock price performance of Depomed and the proposed acquisition structure.

On May 14, 2015, Mr. Walbert requested a meeting with Mr. Schoeneck. Mr. Schoeneck responded on May 19, 2015 that he would be available for a call on May 27, 2015.

On May 27, 2015, Mr. Walbert conveyed to Mr. Schoeneck in a phone conversation Horizon’s proposal to offer Depomed shareholders $29.25 per share in an all-stock combination that represented an approximate 40% premium to Depomed’s closing share price of $20.88 on May 27, 2015. Mr. Schoeneck indicated that he would discuss the proposal with his board and get back to Mr. Walbert. Immediately, following the call, Mr. Walbert sent Mr. Schoeneck the following letter:

May 27, 2015

Mr. James A. Schoeneck

President and Chief Executive Officer

Depomed, Inc.

7999 Gateway Blvd., Suite 300

Newark, CA 94560

Dear Jim,

Thank you for taking the time to speak today. Congratulations to you and your team on closing the NUCYNTA transaction and for the progress that you’ve made over the last year.

As we discussed today, there is compelling rationale for the combination of our respective companies and we propose an all-stock combination of Depomed, Inc. (“Depomed”) and Horizon Pharma, Inc., a wholly owned subsidiary of Horizon Pharma plc, (both referred to hereafter as “Horizon Pharma”) the details of which are further presented in this letter. We believe an all-stock combination will not only offer a compelling near-term value premium to Depomed shareholders, but will create a considerable amount of long-term value for our combined shareholders and provide significant benefits to the patients, employees and physicians we each serve.

Horizon Pharma’s Proposal

Horizon Pharma proposes to offer Depomed shareholders $29.25 per share in an all-stock combination. This represents an approximate 40% premium to Depomed’s current share price of $20.88 as of close today, May 27, 2015. We would expect to establish a fixed exchange ratio with you upon executing a definitive agreement. Our proposal contemplates a large change-in-control premium. In addition, we would expect that the effective premium post-announcement and at closing could ultimately be much higher given the demonstrable benefits of this transaction, which we are confident our shareholders will recognize. You should note that within one month of the announcement of the acquisition of Hyperion Therapeutics on March 30, 2015, Horizon Pharma ordinary shares traded at a premium of approximately 45% to our pre-announcement price. Under the contemplated proposal, Depomed shareholders would own approximately 27% of the combined company. We would also offer Depomed one independent director on the Horizon Pharma board. Further, the culture we have created at Horizon Pharma would offer an attractive platform for employees of Depomed. We would anticipate that Depomed’s existing convertible notes would rollover into the combined company’s capital structure and we would refinance Depomed’s existing senior secured notes and incur any associated breakage costs. Given our recent financing experience, we would expect to replace this debt at less than one-half your current interest cost, a cost savings that will benefit Depomed’s shareholders.

Other Considerations

This preliminary proposal has been unanimously approved and supported by Horizon Pharma’s board of directors. We do not anticipate any issues in obtaining the necessary Horizon Pharma shareholder and regulatory approvals for the completion of this transaction.

Overview of the Combined Company

The combined company will be significantly larger and more diversified than either company individually today and will be positioned extremely well for future sustainable growth. With full-year pro forma projected 2015 sales and adjusted EBITDA in excess of $950 million and $350 million, respectively, as well as more than 700 sales reps and 13 marketed products, the combined company will immediately be at an enhanced level of critical mass. Given our proposed all-stock consideration, the pro forma capital structure will provide additional financial flexibility for future M&A activity. Further, our access to the capital markets would only be enhanced as a result of the increased size and scale of the new company, again a benefit that would enhance Depomed’s shareholders’ returns.

Combination Benefits to Depomed Shareholders

As we have discussed, a combination of Horizon Pharma and Depomed has a clear and compelling strategic rationale. Relative to other larger specialty pharmaceutical companies, Horizon Pharma is still in the early stages of implementing its growth strategy, and we view a combination with Depomed as a natural next step in our evolution. We believe our proposal provides Depomed’s shareholders considerable value and the opportunity to participate in additional future shareholder value creation through the following:

•	A compelling premium today with participation in the substantial potential upside of the combined company. Based on the demonstrable benefits of the combination, the historic stock price reaction to transactions in our sector and Horizon Pharma’s ordinary shares recent reaction to the acquisition of Hyperion Therapeutics, the 40% premium we offer today could be expected to increase further following announcement.

•	Horizon Pharma’s tax-efficient corporate platform provides immediate benefits to Depomed shareholders, as well as additional benefits over the long-term as Horizon Pharma continues to implement its aggressive business development strategy via product and company acquisitions. We estimate the acquisition of Depomed will provide substantial accretion to Horizon Pharma’s adjusted EPS.

•	The ability to further accelerate NUCYNTA sales under Horizon Pharma’s commercial platform.

•	Further diversification of revenue sources and commercial scale.

•	A proven leadership team with a proven track record of M&A success.

Overview of Horizon Pharma plc

Horizon Pharma is a specialty biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. The Company markets seven medicines through its orphan, primary care and specialty care business units. Horizon Pharma has an experienced, proven and established leadership team with a successful track record of delivering significant shareholder value. Under the leadership of our management team, Horizon Pharma has grown net sales from $74 million in 2013 to $297 million in 2014 and expects approximately $600 million in net sales in 2015. The continued growth of our base business as well as rapid integration of acquisitions has transformed Horizon Pharma into a company with a market capitalization of over $5 billion today.

Overview of Horizon Pharma’s Successful Commercial Model

Horizon Pharma’s leadership team has developed a differentiated commercial model that has helped Horizon Pharma to rapidly adapt to the evolving market landscape we face in our sector. We have established three distinct business units in orphan diseases, primary care and specialty care with independent management teams and unique commercial strategies. An acquisition in any one of the business units does not affect the operations or management of the other two business units. This structure has enhanced our ability to seamlessly integrate and accelerate net sales of acquired products and companies over the last two years. Currently, our specialty business unit commercializes one product, RAYOS, allowing for rapid integration of additional products.

Horizon Pharma’s Successful Acquisition History

We actively pursue accretive acquisitions that offer attractive synergies, enhance our strategic position and accelerate future growth. Horizon Pharma has successfully completed four acquisitions over the last 19 months, which has allowed us to rapidly grow net sales and EBITDA as well as diversify our business. Horizon Pharma’s net sales are expected to increase to $600+ million in 2015. Our acquisitions have greatly enhanced value creation and substantially reduced risk by diversifying our sources of revenue. For the first quarter of 2015 and pro forma for the Hyperion Therapeutics transaction, no product represented more than 23% of our net sales. We believe that we are only at the beginning of our growth potential and a combination with Depomed is a key opportunity to enhance the Horizon Pharma growth platform, which will benefit our combined shareholders in the future.

Horizon Pharma’s Recent Capital Markets Activity

We have raised $1.775 billion in four financings in the past three months. In addition to lowering our average cash interest costs to approximately 4.7%, these transactions broadened Horizon Pharma’s investor base dramatically and many of the largest institutional investors in the world are now significant holders of Horizon Pharma securities. These transactions were an important step for Horizon Pharma to further establish our track record in the equity, convertible securities and debt markets, which should benefit our future funding needs, including our ability to act quickly and aggressively with respect to financing future acquisition opportunities.

Next Steps

We are prepared to move expeditiously to consummate the proposed combination. We have engaged a team of advisors to assist us with this transaction: Citigroup Global Markets Inc. and Jefferies LLC as lead financial advisors and Cooley LLP and Skadden, Arps, Slate, Meagher & Flom LLP as legal advisors. We have completed substantial due diligence on Depomed based on publicly available information and have only a short list of confirmatory due diligence that we believe can be completed within several days. We have set up an electronic data room and are prepared to meet with you, your team and advisors as early as your team is available to facilitate your reciprocal due diligence.

This letter does not create any binding obligation on the part of either Horizon Pharma or Depomed. No such obligation will exist until a mutually acceptable definitive agreement is executed. This proposal is provided to you on the condition that its existence, its contents and our discussions will be confidential and will not be disclosed publicly or to any third party (other than to Depomed’s legal and financial advisors on a confidential basis). We retain the right to withdraw this proposal upon any unauthorized disclosure.

This is truly a unique opportunity for both of our companies and shareholders. We look forward to working with you and Depomed’s board as well as its management team on a successful combination of Horizon Pharma and Depomed.

Best regards

/s/ Timothy P. Walbert

Timothy P. Walbert

Chairman, President and Chief Executive Officer

On May 28, 2015, Horizon engaged Citibank as a financial advisor for the proposed transaction and on July 3, 2015, Horizon engaged Jefferies as a financial advisor for the proposed transaction.

On June 1, 2015, Mr. Walbert sent an e-mail to Mr. Schoeneck requesting an in-person meeting in New York on June 3, 2015 in conjunction with an investor conference and indicating that he was seeking an understanding of when to expect a response to Horizon’s proposal from the Depomed Board.

On June 8, 2015, Mr. Walbert and Mr. Schoeneck spoke by telephone. During the call, Mr. Schoeneck indicated that he had reviewed the proposal with his board, that Depomed had engaged a law firm to advise Depomed in connection with the proposal, but that Depomed had not yet engaged a financial advisor, that Depomed needed more time to complete its valuation work and that Depomed was scheduling a board meeting sometime the following week to review the proposal.

On June 12, 2015, Mr. Walbert sent the following letter to Mr. Schoeneck to address the issues raised in the June 8, 2015 call:

June 12, 2015

Mr. James A. Schoeneck

President and Chief Executive Officer

Depomed, Inc.

7999 Gateway Blvd., Suite 300

Newark, CA 94560

Dear Jim,

I appreciate the preliminary feedback on Horizon Pharma’s proposal to combine with Depomed and your intent to review this with your board next week. Ahead of that meeting, I want to address a few of the points you raised and also reiterate the seriousness of Horizon’s proposal, which offers a compelling value proposition to Depomed shareholders. I will continue to make myself available to meet in-person as we are committed to expediting a successful transaction.

Valuation

Horizon Pharma’s proposal represents compelling value to Depomed shareholders. As outlined in the letter dated May 27, 2015, Horizon Pharma proposes to offer Depomed shareholders $29.25, which represents an approximate 40 percent premium to Depomed’s share price on May 27, 2015, an approximate 40 percent premium to the current 30-day VWAP and a 6 percent premium to the all-time high closing share price. Our proposed acquisition price is higher than the share price targets for six of the seven analysts who provide a share price target for Depomed, and higher than the median share price target of $26.50. Depomed’s share price has increased approximately 80 percent in the 12 months and approximately 250 percent in the two years prior to the submission of our proposal. We are offering your shareholders the opportunity to realize a meaningful premium off of that performance and, should they wish to continue to hold the shares we are offering, we believe they will be the beneficiary of our combined business operations, realized operational synergies, and a more efficient tax and capital structure.

Horizon Pharma Equity Currency

I am surprised by your initial concern about receiving Horizon Pharma stock as currency for the proposed transaction. We believe stock rather than cash would be preferable as currency to your shareholders who would be able to benefit from the considerable upside potential of the combined company. Our shareholders continue to be very enthusiastic about the Horizon Pharma equity story as evidenced by the continued growth of large, influential long-term fundamental investors in our shareholder base. The investor community remains bullish on our stock, with 10 analysts that actively cover Horizon Pharma recommending a “buy” with a median share price target of approximately $37.50, representing nearly 20 percent upside to the current share price. It is also worth noting that Horizon Pharma shareholders own approximately 50 percent of Depomed’s outstanding shares, thereby substantially reducing the risk that your shareholders would need to be educated on Horizon or the benefits of a combined business. That being said, those of your shareholders who choose to exit at announcement or closing could do so with ease given the substantial liquidity in our stock. Given this liquidity, and a fixed exchange ratio deal as outlined in our original proposal, we would not anticipate any negative impact to our stock and therefore to the proposed acquisition price.

While historical performance is not an indicator of future growth, I’d like to reiterate that within one month of the recent Hyperion Therapeutics acquisition announcement, Horizon Pharma shares traded at a premium of approximately 45 percent to our pre-announcement price. In our previous transaction history, Horizon Pharma shares have traded up 17 percent on average on the day of announcement. We estimate that the acquisition of Depomed will provide substantial accretion to Horizon Pharma’s adjusted EPS. Furthermore, Horizon Pharma is still in the early stages of implementing our growth strategy and is best positioned relative to other larger pharmaceutical companies to deliver near-term growth, which will benefit Depomed shareholders. Horizon Pharma shares are a best-in-class currency that will provide significant long-term value to Depomed shareholders.

Timing

For the many reasons summarized in the proposal letter, the combination of our companies has a clear and compelling strategic rationale that will create significant value for our respective shareholders. We are prepared to immediately take the necessary steps to maximize the relaunch of NUCYNTA while simultaneously driving revenue of the other products in Depomed’s portfolio.

Horizon Pharma is committed to this transaction and is prepared to engage immediately. We believe a definitive agreement can be rapidly achieved.

Best regards,

/s/ Timothy P. Walbert

Timothy P. Walbert

Chairman, President and Chief Executive Officer

On June 18, 2015, Jeff Himawan, a member of the Horizon Board, called Peter Staple, Chairman of the Depomed Board, to encourage Depomed to engage in discussions with Horizon regarding a possible combination.

On June 20, 2015, the Transaction Committee of Horizon met telephonically to discuss the status of discussions with Depomed.

On June 25, 2015, Mr. Schoeneck sent a letter to Mr. Walbert indicating that the Depomed Board had unanimously rejected Horizon’s proposal.

On June 29, 2015, Mr. Himawan communicated electronically with Mr. Staple about Horizon’s proposal.

On the same day, Horizon’s financial advisors, Citi and Jefferies, spoke with Depomed’s financial advisors, Morgan Stanley and Leerink Partners LLC, which we refer to as Leerink, about Horizon’s pending acquisition proposal. Morgan Stanley and Leerink told Citi and Jefferies that Horizon’s proposal was not compelling enough to justify engaging further.

On June 30, 2015, the Horizon Transaction Committee held a telephonic meeting to consider next steps in light of the Depomed Board’s rejection of Horizon’s proposal and stated unwillingness to engage in any discussions about value or price based on Horizon’s May 27th proposal. The Transaction Committee authorized Horizon to issue a public letter to the Depomed Board in response to Depomed’s rejection of the proposal.

On July 7, 2015, Horizon delivered a letter to Depomed further reiterating the acquisition proposal and its value and issued a press release detailing the proposal.

Later that day on July 7, 2015, Horizon held a conference call to answer questions about its proposed acquisition of Depomed and discuss the benefits of such an acquisition.

On the same day, Depomed confirmed receipt of the acquisition proposal from Horizon.

On July 10, 2015, one of Depomed’s financial advisors, Leerink, spoke with one of Horizon’s financial advisors, Citi, and suggested that if Horizon were to increase its proposed price to acquire Depomed by $3.00 to $4.00 per share in Horizon ordinary shares, Depomed would engage in a constructive dialogue with Horizon regarding negotiating a transaction.

During the weekend of July 10, 2015, Depomed’s financial advisors spoke with Horizon’s financial advisors, and Horizon’s financial advisors indicated that Horizon would be willing to increase its proposed price to acquire Depomed by $3.00 to $32.25 per share in Horizon ordinary shares, contingent on Depomed engaging in constructive dialogue toward a transaction. Depomed’s financial advisors stated that they would discuss the new price with Depomed’s management and discuss with the Depomed Board on July 12, 2015, and would follow up with Horizon’s financial advisors after the Depomed Board meeting of that day. Depomed’s financial advisors never followed up and Depomed instead announced the next day the adoption of a rights agreement and the bylaws amendment discussed immediately below.

On July 12, 2015, Depomed adopted a rights agreement declaring a dividend of one right for each outstanding share of Depomed common stock. The plan is triggered by, among other things, a person or group acquiring 10% or more of the outstanding shares of company stock of Depomed. See the section of this prospectus/offer to exchange titled “Depomed Poison Pill Rights Agreement” for a more detailed description of the Depomed Rights Agreement.

On the same day, Depomed amended its previous bylaws and instituted various notice and information requirements with respect to the shareholders’ right to call a special meeting, making it more difficult and time-consuming to do so.

On July 13, 2015, Horizon issued a press release voicing its disappointment with Depomed’s decision to limit shareholders ability to take advantage of Horizon’s acquisition proposal by implementing the Depomed Rights Agreement and amending the Depomed bylaws to delay and make more difficult the calling of a special meeting.

On July 18, 2015, Mr. Himawan spoke to Mr. Staple to encourage Depomed to engage in discussions with Horizon.

On July 21, 2015, Horizon delivered the following letter to Depomed increasing its proposed price to acquire Depomed to $33.00 per share in Horizon Ordinary Shares:

July 21, 2015

Board of Directors

Depomed, Inc.

7999 Gateway Blvd., Suite 300

Newark, CA 94560

Dear Madam and Sirs,

It has been almost two months since we formally communicated our proposal to acquire Depomed, Inc. (“Depomed”). We remain surprised and disappointed by your lack of willingness to engage in a constructive dialogue with the Horizon Pharma plc (“Horizon”) team regarding our offer.

We announced yesterday our estimated net sales for the second quarter of 2015 as well as new guidance with respect to estimated 2015 net sales and adjusted EBITDA. Horizon’s net sales for the second quarter of 2015 of $170 to $172 million represents an increase of greater than 50 percent versus the first quarter of 2015 and greater than 160 percent versus the second quarter of 2014. These results demonstrate the strength of our management team and the commercial model we have developed. We suggest our second quarter results and increased guidance should provide additional evidence of the value Horizon’s commercial and management teams would contribute to the future growth of Depomed’s medicines.

Since making our offer public on July 7, 2015, to acquire 100 percent of Depomed’s issued and outstanding shares of common stock for a price of $29.25 per share in Horizon ordinary shares, we have had the opportunity to discuss our proposal with both Depomed and Horizon shareholders. Based on our conversations with many of your shareholders, including some of your largest shareholders, we are confident they and the broader investment community believe a combination of our two companies represents clear and compelling strategic logic and would create significant immediate and long-term value for Depomed and Horizon shareholders.

As we have communicated to your advisors and you previously, Horizon remains committed to an acquisition of Depomed and we are prepared to consider all paths necessary to complete the transaction; however, our preferred path remains a friendly, negotiated transaction. To demonstrate our commitment to a friendly transaction, we verbally communicated to you an increase to our proposed price to acquire Depomed to $32.25 from $29.25 per share in Horizon ordinary shares. Despite this significant price increase, which we believed would act as a catalyst to facilitate engagement with Depomed, our revised proposal was summarily rejected. The continued lack of engagement with Horizon to negotiate a transaction as well as the governance measures you have put in place to disenfranchise your shareholders in an attempt to prevent or delay a transaction are inconsistent with how your investors have communicated they would like Depomed’s board and management to proceed.

In our effort to pursue a friendly, negotiated transaction, we are prepared to further increase our proposal price to $33.00 per share in Horizon ordinary shares, contingent on Depomed rapidly entering into good faith discussions regarding a transaction. Based on public information available to us, we believe $33.00 is a full and fair price for Depomed and represents an approximate 60 percent premium to the Depomed share price on the day prior our original proposal being made public. We urge you to thoughtfully evaluate this revised proposal and engage with us to facilitate a transaction over the next several days. We and our advisors stand ready to immediately meet with your management team and board to negotiate a mutually acceptable agreement.

This letter does not create any binding obligation on the part of Horizon. No such obligation will exist until a mutually acceptable definitive agreement is executed.

Best regards,

/s/ Timothy P. Walbert

Chairman, President and Chief Executive Officer

On the same day, Depomed confirmed receipt of the revised acquisition proposal from Horizon.

On July 23, 2015, Mr. Walbert contacted Mr. Schoeneck to yet again encourage discussions on the potential combination.

From July 9, 2015 through July 28, 2015, Horizon, through its indirect wholly-owned subsidiary, Horizon Pharma, Inc., purchased approximately 750,000 shares of Depomed common stock, representing approximately 1.25% of the outstanding shares of Depomed common stock as of May 8, 2015.

On July 29, 2015, Depomed issued a press release announcing that its board had unanimously rejected Horizon’s July 21, 2015 offer of $33.00 per share in Horizon ordinary shares.

On the same day, Depomed sent a letter to Horizon stating that the Depomed Board had rejected the revised acquisition proposal from Horizon.

On July 30, 2015, Mr. Walbert had a discussion with Mr. Schoeneck to request feedback regarding a value and terms that would compel Depomed to engage with Horizon. Mr. Schoeneck committed to follow up within one day.

On July 31, 2015, Morgan Stanley and Leerink, financial advisors to Depomed, informed Citi and Jefferies, financial advisors to Horizon, that Depomed again would not be providing any guidance other than that Horizon should submit a substantially more compelling offer.

On the same day, Mr. Walbert sent a letter via email to Mr. Schoeneck further clarifying Horizon’s proposal to ensure consistency with the message being delivered to Depomed by its financial advisors and reiterating the value being offered by Horizon to the Depomed shareholders. Additionally, the letter made clear that if Depomed did not provide feedback on what value and terms it would be willing to consider and Depomed did not engage in constructive discussions with Horizon, Horizon would take its proposal directly to Depomed’s shareholders and challenge the decision making of the Depomed Board.

On August 1, 2015, letters substantially similar to the July 31st letter sent by Mr. Walbert to Mr. Schoeneck were sent via email by Mr. Himawan to Mr. Staple and by Mike Grey, Lead Independent Director of the Horizon board of directors, to Vince Anido, Jr. Ph.D., a member of the Depomed Board.

On August 3, 2015 Horizon filed the solicitation.

On August 3, 2015, Horizon issued a press release announcing, among other things, that it had submitted to Depomed a Record Date Request Notice (as defined in the Depomed bylaws), which we refer to as Horizon’s Record Date Request Notice, to begin the process for calling a Depomed shareholder meeting to consider the proposals set forth in the solicitation (other than the election proposal, which Horizon subsequently proposed adding to the agenda of what Horizon is now calling the “Removal and Bylaw Amendments Special Meeting” in the solicitation pursuant to a supplement to Horizon’s Record Date Request Notice, which we refer to as the Supplemental Record Date Request Notice, submitted to Depomed on August 19, 2015) and delivered such notice to Depomed in accordance with the terms of the Depomed bylaws.

On the same day, Horizon announced it is judicially challenging the Depomed Rights Agreement and the Depomed bylaws amendments that delay and make more difficult the calling of a special meeting. See the section of this prospectus/offer to exchange titled “The Offer—Certain Legal Matters” for additional background on the foregoing litigation.

On that same day, Horizon sent a letter to Depomed requesting clarification as to how Depomed would apply certain portions of the Depomed bylaws to the special meeting process.

On the same day, Depomed announced it would review Horizon’s Record Date Request Notice and that Depomed was filing a lawsuit to assert a claim for violation of the California Uniform Trade Secrets Act and breach of contract and alleging that Horizon made fraudulent and misleading statements to Depomed shareholders. Depomed also filed a copy of the complaint on a current report filed with the SEC. See the section of this prospectus/offer to exchange titled “The Offer—Certain Legal Matters” for additional background on the foregoing litigation.

On August 6, 2015, the Horizon Board held a regularly scheduled meeting in Dublin, Ireland, and discussed, among other things, a possible combination with Depomed and authorized the offer and second-step merger, including the inclusion of the cash component and the election.

On August 7, 2015, Mr. Schoeneck publicly released a letter to Mr. Walbert indicating its unwillingness to make a counter offer to Horizon’s proposal.

On August 10, 2015, Depomed sent a letter to Horizon asking Horizon to clarify the first proposal set forth in Horizon’s Record Date Request Notice submitted to Depomed on August 3, 2015 and confirming that unaffiliated beneficial owners of shares of Depomed common stock will not be required to provide information that would not be customary for a solicitation process of this nature.

On August 12, 2015, Horizon sent a letter to Depomed in response to the letter immediately above providing clarification with respect to the proposal and acknowledging Depomed’s confirmation that unaffiliated beneficial owners of shares of Depomed common stock would not be required to provide information that would not be customary for a solicitation process of this nature.

On August 13, 2015, Horizon issued a press release and delivered a letter to the Depomed Board reiterating its proposal to acquire Depomed for $33.00 per share in Horizon ordinary shares and fixing the exchange ratio of such offer based at 0.95 Horizon ordinary shares for each share of Depomed common stock based on the 15-day volume weighted average price of a Horizon ordinary share as of August 12th, or $34.74 per share. Additionally, in that same press release and letter, Horizon announced that, subject to its ongoing discussions with Depomed shareholders, it would be willing to amend the proposal to offer Depomed shareholders a cash-stock mix with up to 25% of the consideration in cash at the election of each respective Depomed shareholder, subject to certain terms and conditions, including a reduction in the total consideration per share to $32.50 per share to partially offset incremental costs associated with including cash as a component of the consideration. The letter read as follows:

August 13, 2015

Board of Directors

Depomed, Inc.

7999 Gateway Blvd., Suite 300

Newark, CA 94560

Dear Madam and Sirs:

We and many of your largest shareholders continue to be disappointed by Depomed’s unwillingness to sit down with us, sign a confidentiality agreement, and engage in good faith discussions that would lead to a successful combination of our two companies. The vast majority of shareholders we speak to believe Horizon Pharma and Depomed together would comprise a powerful new enterprise. Your shareholders would benefit significantly from the combination of our two companies in two ways: first, from the initial 60% premium we have offered and, second, from being an owner in the new company which, together, we believe would offer greater upside potential as a leading global biopharmaceutical company.

Since we made our initial acquisition proposal of $29.25 a share on May 27th, we have acted in good faith and attempted to engage in consensual negotiations. Depomed’s initial private rejection on June 25th of our $29.25 offer was followed by your advisor’s suggestion that Depomed would engage with us if we increased our offer by $3.00 a share from $29.25 to $32.25. In an act of good faith and reliance on that guidance, we privately moved our offer to $32.25. Not only did Depomed renege and not engage, on July 12th, you adopted a poison pill and a series of amendments to Depomed’s bylaws, the effect of which was to disenfranchise your shareholders and delay by several months your shareholders’ ability to call a special meeting and take action on your failure to engage with us. On July 21st, we then publicly communicated our private price increase and even increased our offer from $32.25 to $33.00 a share to once again try to engage in consensual negotiations. Yet again, you publicly rejected our revised proposal of $33.00 that same day.

In an attempt to exhaust every possibility of engaging in consensual negotiations, we again sought to engage privately with Jim Schoeneck to enter negotiations. When Jim and I spoke on Thursday July 30th, we did indeed offer to discuss value and possibly include cash as a component of our offer in an amount up to 25% and Jim stated it was “helpful” and he would potentially come back to us with a counter proposal after discussing our proposal with a few people. Importantly, I communicated to Jim that our willingness to discuss value and possibly include cash in our offer was conditioned upon Depomed entering into consensual negotiations. The next day, Depomed’s advisors simply told us “they have no feedback” and we needed to bid higher, focusing not on value but on some notion of pro forma revenue contribution. This reversal is further evidence of the board’s apparent unwillingness to deal with Horizon Pharma in good faith.

Therefore, we want to make clear to you that:

•	We stand by our proposal to acquire all the outstanding shares of Depomed for $33.00 a share in Horizon Pharma stock, assuming we can come to a negotiated agreement quickly.

•	We will fix the exchange ratio based on the 15-day volume weighted average price of Horizon Pharma’s stock as of August 12th, which is $34.74 per share, and results in an exchange ratio of .95 Horizon Pharma shares for every Depomed share.

•	As we indicated to Jim Schoeneck in private discussions on Thursday July 30th, we would be willing to make our proposal a cash-stock mix with up to 25% of the consideration in cash at the election of Depomed’s shareholders. To that end, we have begun to discuss with your shareholders their preference for a proposal with this consideration option. As we do so, we are also highlighting to your shareholders that there are obvious costs to us and to them associated with including cash as a component of consideration. These costs include:

•	Breakage costs of approximately $38 million associated with Depomed’s current convertible bonds that are triggered upon cash consideration exceeding 10%.

•	Financing commitment costs associated with a cash offer equal to greater than $2 million per month.

•	While we stand by our $33.00 per share all-stock offer, if Depomed’s shareholders prefer, we would alternatively be prepared to offer a combination of cash and stock at $32.50 per share to partially offset the above incremental costs associated with including cash as a component of the consideration.

Additionally, we believe Depomed’s shareholders understand that the period of time one can extract value from patented pharmaceutical products is finite. Depomed’s medicines are no different. Based on our analysis, every three months of delay to the consummation of a transaction between our companies reduces the value of Depomed’s assets to us by approximately $50 million. Further, Depomed is not investing in internal research capable of discovering new clinical candidates and is therefore dependent upon acquiring additional medicines to build future value. However, it appears to investors and us that Depomed’s ability to borrow additional funds to affect potential acquisitions is substantially limited by its current levels of debt. As a result, your entrenchment tactics to date, if used to lengthen the time required to consummate a transaction, could actually cost Depomed’s shareholders considerable value.

We urge you to act now by sitting down with us to negotiate a mutually beneficial transaction that would serve the best interests of both Depomed’s and Horizon Pharma’s shareholders. We remain confident Depomed’s shareholders will support such efforts.

Best regards,

/s/ Timothy P. Walbert

Timothy P. Walbert

Chairman, President and Chief Executive Officer

On the same day, Depomed issued a press release, among other things, commenting on the Horizon August 13, 2015 letter and indicating that the Depomed Board, consistent with its fiduciary duties, would carefully review and evaluate the revised offer to determine the course of action it believes is in the best interests of Depomed and its shareholders.

On August 13, 2015 and August 14, 2015, Horizon, through its indirect wholly-owned subsidiary, Horizon Pharma, Inc., purchased 350,000 and 400,000 shares of Depomed common stock, respectively, and as of August 14, 2015 held an aggregate of 1,500,000 shares of Depomed common stock, representing approximately 2.5% of the outstanding shares of Depomed common stock as of July 30, 2015.

On August 17, 2015, Mr. Walbert sent a letter via email to Mr. Schoeneck reiterating Horizon’s desire to reach a consensually negotiated transaction that is mutually beneficial to the companies’ respective shareholders, and noting that based solely upon feedback from Depomed investors, it was Horizon’s understanding that Mr. Schoeneck and the Depomed Board were ready to meaningfully engage with Horizon. To pave the way for meaningful dialogue, a confidentiality agreement was included with the letter for Depomed’s review and execution.

From August 17, 2015, through August 19, 2015, Horizon, through its indirect wholly-owned subsidiary, Horizon Pharma, Inc., purchased 750,000 shares of Depomed common stock, and now holds an aggregate of 2,250,000 shares of Depomed common stock, representing approximately 3.7% of the outstanding shares of Depomed common stock as of July 30, 2015.

On August 19, 2015, Horizon submitted to Depomed the Supplemental Record Date Request Notice to provide for the additional proposal to elect the Horizon nominees to the Depomed Board, and delivered such notice to Depomed in accordance with the Depomed bylaws.

On the same day, Horizon issued a press release announcing the election proposal and the Horizon nominees to the Depomed Board.

On the same day, Horizon filed an amendment to the Horizon solicitation with the SEC to amend the purposes of the special meeting of Depomed shareholders to include the election of the Horizon nominees to the Depomed Board, contingent upon the proposal to remove the current Depomed Board being passed by the Depomed shareholders.

On the same day, following Horizon’s submission of the Supplemental Record Date Request Notice, issuance of its foregoing press release and filing of its amendment to the solicitation with the SEC, Depomed issued a press release and delivered a letter to Horizon announcing that the Depomed Board had unanimously rejected the Horizon proposal as reiterated by Horizon on August 13, 2015 at a fixed exchange ratio of 0.95 Horizon ordinary shares for each share of Depomed common stock. The Depomed Board also pre-emptively rejected Horizon’s possible amendment of the Horizon proposal to offer Depomed shareholders a cash-stock mix with up to 25% of the consideration in cash at the election of each respective Depomed shareholder, subject to certain terms and conditions.

On August 21, 2015, Horizon Pharma, Inc. filed an ex parte application with the Superior Court of the State of California, County of Santa Clara, for an order to shorten the time for the Court to hear a preliminary injunction motion to enjoin enforcement of the Depomed Rights Agreement and Sections 2(b), 2(c) and 2(d) of the Depomed bylaws. That same day, Depomed filed an ex parte application with the Court for expedited discovery, a briefing schedule and hearing on a preliminary injunction motion for Depomed’s claims. See the section of this prospectus/offer to exchange titled “The Offer—Certain Legal Matters” for additional background on the foregoing litigation.

On the same day, Depomed sent a letter to Horizon indicating, among other things, that it viewed Horizon’s Record Date Request Notice as premature and that it would be willing to treat Horizon’s Record Date Request Notice, together with the Supplemental Record Date Request Notice, as a new “Record Date Request Notice” under the Depomed bylaws that Depomed would deem to have been delivered as of August 19, 2015 rather than August 3, 2015, thereby at a minimum delaying the setting of the request record date for a special meeting by up to 16 days from Horizon’s initial submission of Horizon’s Record Date Request Notice.

On August 26, 2015, Horizon sent the following letter in response to the foregoing Depomed letter that, among other things, asked that Depomed reconsider such rejection but affirmed that, under Depomed’s then-current interpretation of the Depomed bylaws, Horizon was willing to request a second, additional special meeting of shareholders to consider and vote upon the election proposal:

August 26, 2015

Depomed, Inc.

7999 Gateway Blvd, Suite 300

Newark, CA 94560

Attention: Matthew M. Gosling, Senior Vice President

                 General Counsel and Secretary

Re: Your August 21, 2015 Correspondence

Ladies and Gentlemen:

Horizon Pharma, Inc. (“HPI”), a Delaware corporation and indirect wholly-owned subsidiary of Horizon Pharma public limited company (“HPP” and, together with HPI, “Horizon”), and HPP are writing in response to the August 21, 2015 letter from Depomed, Inc. (the “Company”) to Horizon.

Your August 21 letter confirms to us our view that the Company’s current board of directors (the “Board”) and management are not acting in the best interests of the Company’s shareholders and are working primarily to entrench themselves and impede shareholder action by imposing non-substantive procedural hurdles that serve only to unnecessarily waste corporate assets and cause unwarranted delay.

As your letter recounts, on August 3, 2015, we submitted a record date request notice to the Company under the Company’s current bylaws (the “Record Date Request Notice”) and filed a preliminary solicitation statement with the U.S. Securities and Exchange Commission (the “SEC”) (the “Solicitation Statement”) to call a special meeting of the Company’s shareholders (the “Special Meeting”) to consider and vote on three stand-alone proposals to (1) remove the current Board, contingent on the shareholder election of successor directors, (2) amend the Company’s current bylaws to eliminate what we believe are illegal and onerous procedural and informational requirements imposed on shareholder-called special meetings and shareholder proposals by the Board and (3) restrict the Board from further amending the Company’s bylaws to prevent any further delay and entrenchment tactics from the Board and management. Your letter claims in particular that “it was unclear [both] what was contemplated” by the foregoing removal proposal because no proposal to elect new directors was included and how the Board “could continue to operate effectively” if the removal proposal was adopted by the

Company’s shareholders, then incorrectly concluding that our Record Date Request Notice was “premature.” Both our Record Date Request Notice and the Solicitation Statement were crystal clear on such points. As stated in each, if such removal proposal were adopted, “the directors will remain on the Board until successors are duly elected and qualified at a special or annual meeting of the shareholders of the Company.” The Company would continue to operate under the current Board until successors were elected. We again emphasized this in a letter to the Company dated August 12, 2015 and in our August 14, 2015 and August 19, 2015 amended Solicitation Statements.

A proposal to elect new directors is “obviously” not a required element of our Record Date Request Notice or the calling of the Special Meeting.

On August 19, 2015, however, after having identified a slate of highly qualified, independent replacement directors before the Company had set any request record date and consistent with the Company’s current bylaws, we submitted a supplement to the Record Date Request Notice that added a proposal to elect new directors contingent on the adoption of our removal proposal. That same day, we accordingly filed a second amended Solicitation Statement to include such election proposal. In these materials, we also stated our belief that such supplement should be treated as having been delivered as of August 3 so as not to restart the 28-day period the Board has granted itself under the Company’s current bylaws to set a request record date.

We believed, and continue to believe, that the Company must, if it is acting in the best interests of its shareholders, accept our August 19 supplement to the August 3rd Record Date Request Notice. On August 19, we merely supplemented the Record Date Request Notice before the Company had set a request record date and before we had filed any definitive solicitation statement for the Special Meeting. The Company is not, therefore, prejudiced in any way by such supplement and based on an August 3 date for the Record Date Request Notice, still had nearly two weeks from the August 19 supplement to consider our consolidated Record Date Request Notice under its own self-made special meeting process. In fairly and timely supplementing the Record Date Request Notice, we had every hope in “holding a single special meeting at which shareholders can vote on the simultaneous removal and replacement of the incumbent Board.” Yet, whether this would be possible was and remains up to the Board.

As your August 21 letter makes clear, the Company has rejected our supplement under the Company’s self-made special meeting process based on no apparent good corporate governance principle. Instead, the Company has offered us and its other shareholders a choice between delay and more delay. As your letter suggests, for the Company to “entertain [our] consolidated [R]ecord [D]ate [R]equest [N]otice” and permit us to avoid the delay, expense, waste and formality of having to call a second special meeting to consider our election proposal, the Company’s shareholders will nonetheless have to suffer up to a 16-day delay in the setting of the request record date, assuming the Company does not notify us of any further “flaws” it finds in our good-faith attempt to comply with its self-made special meeting process. Alternatively, you suggest that the Company will consider our original Record Date Request Notice without the supplement, requiring us, together with other Company shareholders, to call a second special meeting to consider the election proposal under an entirely new special meeting process under the Company’s current bylaws, in addition to any further delays arising from your review of our original Record Date Request Notice.

In offering such equally improper options based on the Company’s current bylaws, we cannot help but wonder whether such apparent determination on your part to delay any shareholder action suggests a deeper concern at the Company over how its shareholders, once given a chance, will vote on our proposals, whether presented at one or two special meetings.

That said, we can only assume that you, like us, would like to avoid the needless expense of a second special meeting. If you would reconsider your rejection of our August 19 supplement and accept it as a valid supplement to the August 3rd Record Date Request Notice, please promptly let us and fellow Company shareholders know.

Assuming you do not reconsider your rejection, then per the request of your August 21 letter, we elect to stand by the Record Date Request Notice as submitted on August 3 without the election proposal and expect that you will set the request record date on or before August 31 as required by the Company’s current bylaws. We ask, however, that you then treat our August 19 supplement as a stand-alone record date request notice for a second special meeting under the Company’s current bylaws that incorporates any additional information as stated in the August 19 supplement from the Record Date Request Notice.

If you choose to continue treating the Record Date Request Notice and our August 19 supplement as separate record date request notices for separate special meetings under the Company’s current bylaws, we ask that the Company set the request record dates for each of the meetings as promptly as practicable and each as of the same date so that the same group of Company shareholders can act in calling the two related special meetings. In our view, there is no legitimate justification for doing it any other way. Moreover, as you know, under the Company’s current bylaws, by setting the same request record date for each of the meetings, you would facilitate our ability to call the special meetings as close in time as possible within the same 35-to-60 day window following your receipt of the valid requests to call the special meetings under the Company’s current bylaws.

We respectfully request that a copy of this letter be furnished promptly to each member of the Board.

Very truly yours,

HORIZON PHARMA, INC.

/s/ Brian K. Beeler

Executive Vice President, General Counsel

On August 28, 2015, Horizon filed an amendment to the Horizon solicitation with the SEC to provide for the calling of the two related special meetings of Depomed shareholders per the foregoing Horizon letter to consider the removal and bylaw amendment proposals and then the election proposal.

On August 31, 2015, Depomed sent a letter to Horizon indicating that it would set the request record date for a special meeting of shareholders to consider only Horizon’s removal and bylaw amendment proposals as October 29, 2015. Depomed did not, however, confirm the validity of Horizon’s original August 3rd Record Date Request Notice for such meeting and reserved the right to nonetheless contest the validity of such notice.

On September 8, 2015, Horizon filed the definitive Horizon solicitation providing for the calling of the two related special meetings of Depomed shareholders to consider the removal and bylaw amendment proposals and the election proposal.

REASONS FOR THE OFFER

We believe that the combination of Horizon Pharma and Depomed represents a strategically compelling and value-creating opportunity for Depomed shareholders and Horizon Pharma and its shareholders. The offer should be compelling to Depomed shareholders as they will receive:

•	Significant Immediate Value. Based on the closing price of a share of Depomed common stock on NASDAQ on July 6, 2015 (i.e., $20.64 per share of Depomed common stock), the last full trading day before Horizon made public its proposal to acquire Depomed, and the 15-day volume weighted average price of a Horizon ordinary share as of August 12, 2015 (i.e., $34.74 per Horizon ordinary share), the Horizon share price used to calculate the share exchange ratio, the offer represented a premium of $12.36 per share of Depomed common stock, or approximately 60% above the closing price per share of Depomed common stock on July 6, 2015.

•	Substantial Long-Term Value. Depomed shareholders will have a substantial ongoing equity interest in the combined company, allowing Depomed shareholders to benefit from the synergies and growth opportunities of the combined company.

We believe that a combined Horizon and Depomed will have substantial strategic benefits, including:

•	Increased Diversification and Complementary Products. The combined company will be significantly larger and more diversified than either company individually today, with 13 marketed products and more than 700 sales representatives, and will be positioned for future sustainable growth. For example, while NUCYNTA currently accounts for approximately 60% of Depomed’s net sales, on a pro forma basis, no single medicine would have comprised more than 21% of the combined company’s net sales for the second quarter of 2015. Additionally, Depomed’s marketed products are complementary to Horizon’s existing products and fit within Horizon’s specialty and primary care business units.

•	Combined Revenue. We believe that the combined company will be able to achieve significantly greater revenue than either company alone. On a pro forma basis, we estimate that the combined company would have had $497.1 million of total net revenues for the six months ended June 30, 2015, which on an annualized basis would result in approximately $1 billion in 2015 net revenues. We also believe the combined company will be able to achieve greater net sales of Depomed’s products than Depomed could achieve by remaining an independent company as a result of a larger combined sales force and through adoption of our differentiated commercial model, including our Prescriptions-Made-Easy, or PME, program. Pursuant to our commercialization plans for the combined company, we expect to implement a sales force consisting of (i) 290 sales representatives dedicated to NUCYNTA and Gralise, (ii) a separate 40 person neurology team to promote CAMBIA and (iii) Zipsor promoted by Horizon’s 325 person primary care force. Horizon has historically used its commercial model to increase significantly the revenue of products it has acquired. For example, in the first quarter of 2014 Horizon successfully re-launched VIMOVO in the United States, which it acquired from AstraZeneca in November 2013, and increased its annual net sales from $20.0 million in 2013 under AstraZeneca to $163.0 million for 2014, an increase of over 800%. In the first quarter of 2015 Horizon successfully re-launched PENNSAID 2%, which it acquired from Nuvo Research Inc. in October of 2014, and increased its net sales to $47.6 million in the first half of 2015, as compared to full-year net sales of approximately $14.0 million in 2014 under Mallinckrodt Pharmaceuticals, Nuvo Research Inc.’s then marketing partner for PENNSAID 2%.

•	Lower Borrowing Rate. The combined company will have a lower borrowing rate on existing debt obligations than Depomed’s current borrowing rate. Horizon raised $1.775 billion in four financings in March through May 2015 and lowered its weighted-average annual cash interest rate on debt to approximately 4.7%, compared to the weighted-average annual cash interest rate on debt of approximately 7.7% for Depomed. Further, after excluding the interest costs on Horizon’s outstanding exchangeable notes and Depomed’s outstanding convertible notes, Horizon’s and Depomed’s weighted-average annual cash interest rates would be 5.7% and 10.8%, respectively.

•	Enhanced Ability to Execute on Growth Strategy. We believe that the combined company would be better positioned to execute on Horizon’s strategy of achieving both organic growth and growth through acquisitions and in-licensing by increasing its market capitalization, as well as strengthening its balance sheet, free cash flow and capitalization, thereby further enabling the combined company to execute on larger potential acquisition transactions.

•	Improved Tax Efficiencies. The combined company will remain an Irish public limited company with an efficient corporate structure to support the combined company’s organic growth and its acquisition strategy. We expect the combined company to have a mid-single digit cash tax rate, increasing to the low-teens over the next five years, which will be significantly lower than Depomed’s reported tax rate for its fiscal year 2014 and its expected future cash tax rate after use of its net operating losses. Depomed’s combined effective federal and state tax rate for its fiscal year 2014 was 38.2% under existing law.

•	Synergies. As a result of the proposed transaction, we believe that the costs of operating Depomed’s existing business could be significantly reduced through the elimination of certain general and administrative costs, including consolidation of locations, reductions in headcount, and elimination of duplicate external costs, including public company expense.

Except if the Depomed Board refuses to remove the obstacles it has imposed, including the obstacles described in the Anti-Takeover Device Condition, we believe that there are no material obstacles to consummating the offer and the second-step merger expeditiously:

•	No Significant Regulatory Hurdles to Business Combination. Based on publicly available information, Horizon believes that only clearance under the HSR Act is required to complete the offer and the second-step merger.

•	Available Cash Funding. Horizon expects to have sufficient cash resources available to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts, as discussed in more detail in the section of this prospectus/offer to exchange titled “The Offer—Source and Amount of Funds.”

We realize there can be no assurance about future results, including results expected as described in the reasons listed above, such as assumptions regarding potential synergies or other benefits to be realized following the offer. Horizon Pharma’s reasons for the offer and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this prospectus/offer to exchange titled “Risk Factors” and “Forward-Looking Statements.”

THE OFFER

Overview

Horizon is offering to exchange, for each issued and outstanding share of Depomed common stock, validly tendered and not withdrawn before the expiration date, the Stock Consideration set forth on the cover page of this prospectus/offer to exchange. No fractional Horizon ordinary shares will be issued upon exchange of shares of Depomed common stock and, you will receive cash in lieu of any fractional Horizon ordinary shares to which you may be entitled.

The offer will expire at 5:00 p.m., Eastern time, on November 6, 2015, unless Horizon extends the period of time for which the offer is open, in which case the expiration time will be the latest time and date on which the offer, as so extended, expires.

The offer is subject to a number of conditions, which are described in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer.” Horizon expressly reserves the right, subject to the applicable rules and regulations of the SEC, to waive any condition of the offer described herein in its discretion, except for the Competition Laws Condition, Registration Statement Condition, Anti-Takeover Device Condition, Horizon Shareholder Approval Condition, and Stock Exchange Listing Condition, each of which cannot be waived. Horizon expressly reserves the right to make any changes to the terms and conditions of the offer (subject to any obligation to extend the offer pursuant to the applicable rules and regulations of the SEC).

If you are the owner of record of your shares of Depomed common stock and you tender your shares of Depomed common stock in the offer, you will not have to pay any brokerage fees or similar expenses. If you own your shares of Depomed common stock through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your shares of Depomed common stock on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

The purpose of the offer is for Horizon to acquire control of, and as soon as practicable thereafter, the entire equity interest of, Depomed. Horizon intends, as soon as practicable after the consummation of the offer, to cause Depomed to merge with Purchaser, after which Depomed would be a direct, wholly-owned subsidiary of Horizon. Since making its initial public proposal on July 7, 2015, and subsequent proposals on July 21, 2015, and August 13, 2015, Horizon has continued to publicly express a desire to enter into a negotiated business combination with Depomed and publicly announced the proposals that Horizon has submitted to the Depomed Board. Despite our repeated attempts to engage the Depomed Board and Depomed’s management in friendly and confidential discussions, the Depomed Board and Depomed’s management have refused to engage in meaningful discussions with us, have rejected Horizon’s prior proposals, and have even created new obstacles for shareholder consideration of our proposed combination with Depomed by, among other things, amending the Depomed bylaws to hinder Depomed shareholders’ statutory right to call a special meeting and the process for shareholder proposal submission and adopting the Depomed Rights Agreement, or so-called “poison pill,” that precludes a party from acquiring the 10% of the votes of Depomed necessary to call a special shareholders meeting or privately soliciting up to ten other shareholders for the purpose of calling a special meeting.

In light of Depomed’s unwillingness to meaningfully engage with Horizon with respect to a negotiated transaction and the Depomed Board’s public statements with respect to Horizon’s prior proposals, and because Horizon does not believe that it is appropriate for the Depomed Board to have a veto right over whether the offer is made available to Depomed shareholders, Horizon is making the offer directly to Depomed shareholders on the terms and conditions set forth in this prospectus/offer to exchange as an alternative to a negotiated transaction. See the section of this prospectus/offer to exchange titled “Background of the Offer.”

In the event Horizon accepts shares of Depomed common stock for exchange in the offer, Horizon intends to acquire Depomed pursuant to the second-step merger. After the second-step merger, former remaining Depomed shareholders will no longer have any ownership interest in Depomed and will be shareholders of Horizon.

See the sections of this prospectus/offer to exchange titled “The Offer—Purpose of the Offer; Second-Step Merger”; “The Offer—Statutory Requirements; Approval of Second-Step Merger” and “The Offer—Plans for Depomed.”

Subject to applicable law, Horizon reserves the right to amend the offer in any respect or terminate it, including in connection with entering into a merger agreement with Depomed. Holders of Depomed common stock should be aware that no merger agreement has been entered into between Horizon and Depomed. See the sections of this prospectus/offer to exchange titled “The Offer—Plans for Depomed” and “The Offer—Extension, Termination and Amendment.”

Horizon estimates that, assuming that all outstanding shares of Depomed common stock are tendered in the offer, upon the consummation of the offer and the second-step merger, to exchange the former Depomed shareholders (including former holders of Depomed’s outstanding convertible notes) will own, in the aggregate, approximately 32.2% of the shares of the combined company then outstanding, or approximately 31.7% on a fully diluted basis. For a more detailed discussion of the assumptions on which these estimates are based, see the section of this prospectus/offer to exchange titled “The Offer—Ownership of Horizon After the Offer.”

Unless otherwise specifically noted herein, all references to “dollars” and “$” shall refer to U.S. dollars.

Consideration Payable in the Second-Step Merger

In the second-step merger, each remaining share of Depomed common stock (other than shares held by Horizon and its affiliates and shares held in treasury by Depomed) will be cancelled and converted into the right to receive the Stock Consideration with respect to such shareholders’ shares. See the sections of this prospectus/offer to exchange titled “The Offer—Purpose of the Offer; Second-Step Merger” and “The Offer—Statutory Requirements; Approval of the Second-Step Merger.”

Expiration of the Offer

The offer is scheduled to expire at 5:00 p.m., Eastern time, on November 6, 2015, unless extended by Horizon. For more information, you should read the discussion under the section of this prospectus/offer to exchange titled “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment

Subject to the applicable rules and regulations of the SEC and the terms and conditions of the offer, Horizon expressly reserves the right (but will not be obligated) (1) to extend, for any reason, the period of time during which the offer is open; (2) to delay acceptance for exchange of, or the exchange of, shares of Depomed common stock in order to comply in whole or in part with applicable law (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Horizon to pay the consideration offered or to return shares of Depomed common stock deposited by or on behalf of Depomed shareholders promptly after the termination or withdrawal of the offer); (3) to amend or terminate the offer without accepting for exchange or exchanging any shares of Depomed common stock, including under circumstances where any of the conditions referred to in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer” have not been satisfied or if Horizon or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Depomed providing for a merger or other business combination or transaction with or involving Depomed or any of its subsidiaries, or the purchase or exchange of securities or assets of Depomed or any of its subsidiaries, or Horizon and Depomed reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the offer will be terminated; and (4) to amend the offer or to waive any conditions to the offer at any time, except for the Competition Laws Condition, Registration Statement Condition, Anti-Takeover Device Condition, Horizon Shareholder Approval Condition and Stock Exchange Listing Condition, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof. In the case of an extension, the related announcement will be issued no later than 9:00 a.m. Eastern time, on the next business day after the previously scheduled expiration time. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to Depomed shareholders in connection with the offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such changes) and without limiting the manner in which we may choose to make any public announcement, Horizon will have no obligation to publish, advertise or otherwise communicate any information of this type, other than by issuing a press release or other announcement.

Rule 14e-1(c) under the Exchange Act requires Horizon to pay the consideration offered or return the shares of Depomed common stock tendered promptly after the termination or withdrawal of the offer.

If Horizon increases or decreases the percentage of shares of Depomed common stock being sought or the consideration offered in the offer and the offer is scheduled to expire at any time before the expiration of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified above, the offer will be extended until the expiration of 10 business days from, and including, the date of such notice. If Horizon makes a material change in the terms of the offer (other than a change in the percentage of securities sought or the consideration offered in the offer) or in the information concerning the offer, or waives a material condition of the offer, Horizon will extend the offer, if required by applicable law, for a period sufficient to allow Depomed shareholders to consider the amended terms of the offer. Horizon will comply with Rule 14d-4(d)(2) under the Exchange Act in connection with material changes to the terms of the offer.

This prospectus/offer to exchange, the letter of transmittal and all other relevant materials are being mailed to record holders of shares of Depomed common stock and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Depomed’s shareholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Depomed common stock by Horizon.

As used in this prospectus/offer to exchange, when we refer to a business day, we mean any day other than a Saturday, Sunday or federal holiday, and consisting of the time period from 12:01 a.m. through 12:00 midnight, Eastern time. If, prior to the expiration time, Horizon increases the consideration being exchanged for shares of Depomed common stock pursuant to the offer, such increased consideration will be received by all shareholders whose shares of Depomed common stock are exchanged pursuant to the offer, whether or not such shares of Depomed common stock were tendered prior to the announcement of the increase of such consideration.

No subsequent offering period will be available after the offer.

Exchange of Shares of Depomed Common Stock; Delivery of Horizon Ordinary Shares

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), Horizon will accept for exchange promptly after the expiration time all shares of Depomed common stock validly tendered and not properly withdrawn (in accordance with the procedure set out in the section of this prospectus/offer to exchange titled “The Offer—

Withdrawal Rights”) prior to the expiration time. Horizon will exchange all shares of Depomed common stock validly tendered and not withdrawn promptly following the acceptance of shares of Depomed common stock for exchange pursuant to the offer. Horizon expressly reserves the right, in its discretion, but subject to the applicable rules and regulations of the SEC, to delay acceptance for and thereby delay exchange of shares of Depomed common stock in order to comply in whole or in part with applicable laws or if any of the conditions referred to in the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer” have not been satisfied or if any event specified in that section has occurred. All Horizon ordinary shares to be issued to holders of Depomed common stock in connection with the offer or the second-step merger shall be issued in uncertificated book entry form.

In all cases, Horizon will exchange all shares of Depomed common stock tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of: (1) the certificates representing such shares of Depomed common stock (or a timely confirmation of a book-entry transfer of such shares of Depomed common stock into the exchange agent’s account at DTC, pursuant to the procedures set forth in the section of this prospectus/offer to exchange titled “The Offer—Procedure for Tendering,” which we refer to as a book-entry confirmation), (2) the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message and (3) any other documents required under the letter of transmittal. When we refer to an Agent’s Message, we mean a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of Depomed common stock that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the letter of transmittal and that Horizon may enforce such agreement against such participant.

For purposes of the offer, Horizon will be deemed to have accepted for exchange, and thereby exchanged, shares of Depomed common stock validly tendered and not properly withdrawn, if and when Horizon gives oral or written notice to the exchange agent of Horizon’s acceptance for exchange of such shares of Depomed common stock pursuant to the offer. Upon the terms and subject to the conditions of the offer, exchange of shares of Depomed common stock accepted for exchange pursuant to the offer will be made by deposit of the Stock Consideration being exchanged therefor with the exchange agent, which will act as agent for tendering Depomed shareholders for the purpose of receiving the Stock Consideration from Horizon and transmitting such Stock Consideration to tendering Depomed shareholders whose shares of Depomed common stock have been accepted for exchange. Under no circumstances will Horizon pay interest on the Stock Consideration for shares of Depomed common stock, regardless of any extension of the offer or other delay in making such exchange.

If any tendered shares of Depomed common stock are not accepted for exchange for any reason, or if certificates representing such shares of Depomed common stock are submitted evidencing more shares of Depomed common stock than are tendered, certificates evidencing unexchanged or untendered shares of Depomed common stock will be returned, without expense, to the tendering Depomed shareholder (or, in the case of Depomed common stock tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures set forth below under the section in this prospectus/offer to exchange titled “The Offer—Procedure for Tendering,” such shares of Depomed common stock will be credited to an account maintained at DTC), as promptly as practicable following expiration or termination of the offer.

Horizon reserves the right to transfer or assign, in whole or in part from time to time to one or more of its affiliates, the right to exchange all or any portion of the shares of Depomed common stock tendered pursuant to the offer, but any such transfer or assignment will not relieve Horizon of its obligations under the offer or prejudice the rights of the tendering Depomed shareholders to exchange shares of Depomed common stock validly tendered and accepted for exchange pursuant to the offer.

Cash in Lieu of Fractional Horizon Ordinary Shares

Horizon will not issue certificates representing fractional Horizon ordinary shares pursuant to the offer or second-step merger. To the extent that you would be entitled to fractional shares, those fractional entitlements will be paid in cash in the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a Horizon ordinary share on NASDAQ on the last business day prior to the date that Horizon accepts shares of Depomed common stock for exchange pursuant to the offer.

Procedure for Tendering Shares

In order for Depomed shareholders to validly tender shares of Depomed common stock pursuant to the offer, the exchange agent must receive prior to the expiration time the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of transmittal, at one of its addresses set forth on the back cover of this prospectus/offer to exchange and either (1) the certificates representing tendered shares of Depomed common stock must be received by the exchange agent at such address or such shares of Depomed common stock must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the exchange agent (including an Agent’s Message), in each case prior to the expiration time, or (2) the tendering Depomed shareholder must comply with the guaranteed delivery procedures described below.

The method of delivery of share certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering Depomed shareholder, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer

The exchange agent will establish accounts with respect to the shares of Depomed common stock at DTC for purposes of the offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of shares of Depomed common stock by causing DTC to transfer such shares of Depomed common stock into the exchange agent’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of shares of Depomed common stock may be effected through book-entry transfer at DTC, an Agent’s Message and any other required documents must, in any case, be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/offer to exchange prior to the expiration time. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Signature Guarantees

No signature guarantee is required on a letter of transmittal (1) if the letter of transmittal is signed by a registered holder of shares of Depomed common stock who has not completed either the box titled “Special Issuance or Payment Instructions” or the box titled “Special Delivery Instructions” on the letter of transmittal or (2) if shares of Depomed common stock are tendered for the account of a financial institution that is a member of the Security Transfer Agent Medallion Signature Program, or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of which we refer to as an Eligible Institution). In all other cases, all signatures on letters of election and transmittal must be guaranteed by an Eligible Institution. If a certificate representing shares of Depomed common stock is registered in the name of a person other than the signer of the letter of transmittal, then such certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the letter of transmittal.

Guaranteed Delivery

If a Depomed shareholder desires to tender shares of Depomed common stock pursuant to the offer and such shareholder’s certificates representing such shares of Depomed common stock are not immediately available, such shareholder cannot deliver such certificates and all other required documents to the exchange agent prior to the expiration time, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shares of Depomed common stock may nevertheless be tendered, provided that all the following conditions are satisfied:

1.	the tender is made by or through an Eligible Institution;

2.	a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Horizon, is received by the exchange agent prior to the expiration time as provided below; and

3.	the share certificates (or book-entry confirmation) representing all tendered shares of Depomed common stock, in proper form for transfer, in each case together with the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the letter of transmittal), and any other documents required by the letter of transmittal, are received by the exchange agent within three NASDAQ trading days after the date of execution of such notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by hand or mail or by facsimile transmission to the exchange agent and must include a guarantee by an Eligible Institution in the form set forth in such notice of guaranteed delivery.

In all cases, exchange of shares of Depomed common stock tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of the certificates representing such shares of Depomed common stock, or a book-entry confirmation of the delivery of such shares of Depomed common stock, and the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of transmittal.

Determination of Validity

Horizon’s interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any shares of Depomed common stock will be determined by Horizon in its discretion, which determination shall be final and binding to the fullest extent permitted by law. Horizon reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Horizon also reserves the absolute right to waive any condition of the offer to the extent permitted by applicable law except for the Competition Laws Condition, Registration Statement Condition, Anti-Takeover Device Condition, Horizon Shareholder Approval Condition and Stock Exchange Listing Condition or any defect or irregularity in the tender of any shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares of Depomed common stock will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Horizon or any of its respective affiliates or assigns, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

A tender of shares of Depomed common stock pursuant to any of the procedures described above will constitute the tendering Depomed shareholder’s acceptance of the terms and conditions of the offer, as well as the tendering Depomed shareholder’s representation and warranty to Horizon that (1) such shareholder owns the tendered shares of Depomed common stock (and any and all other shares of

Depomed common stock or other securities issued or issuable in respect of such shares of Depomed common stock), (2) the tender complies with Rule 14e-4 under the Exchange Act, (3) such shareholder has the full power and authority to tender, sell, assign and transfer the tendered shares of Depomed common stock (and any and all other shares of Depomed common stock or other securities issued or issuable in respect of such shares of Depomed common stock) and (4) when the same are accepted for exchange by Horizon, Horizon will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for exchange by Horizon of shares of Depomed common stock pursuant to any of the procedures described above will constitute a binding agreement between the tendering Depomed shareholder and Horizon upon the terms and subject to the conditions of the offer.

Appointment

By executing a letter of transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering Depomed shareholder irrevocably appoints designees of Horizon as such shareholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the letter of transmittal, to the full extent of such shareholder’s rights with respect to the shares of Depomed common stock tendered by such shareholder and accepted for exchange by Horizon (and with respect to any and all other shares of Depomed common stock or other securities issued or issuable in respect of such shares of Depomed common stock on or after the date of the commencement of the offer). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered shares of Depomed common stock (and such other shares of Depomed common stock and securities). Such appointment will be effective when, and only to the extent that, Horizon accepts such shares of Depomed common stock for exchange. Upon appointment, all prior powers of attorney and proxies given by such shareholder with respect to such shares of Depomed common stock (and such other shares of Depomed common stock and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Horizon will, with respect to the shares of Depomed common stock (and such other shares of Depomed common stock and securities) for which the appointment is effective, be empowered to exercise all voting, consent and other rights of such shareholder as they in their discretion may deem proper at any annual or special meeting of Depomed shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Horizon reserves the right to require that, in order for shares of Depomed common stock to be deemed validly tendered, immediately upon Horizon’s acceptance of shares of Depomed common stock for exchange, Horizon must be able to exercise full voting, consent and other rights with respect to such shares of Depomed common stock (and such other shares of Depomed common stock and securities).

The foregoing proxies are effective only upon acceptance for exchange of shares of Depomed common stock tendered pursuant to the offer. The offer does not constitute a solicitation of proxies (absent an exchange of shares of Depomed common stock) for any meeting of Depomed shareholders, which will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.

Withdrawal Rights

Tenders of shares of Depomed common stock made pursuant to the offer are irrevocable except that such shares of Depomed common stock may be withdrawn at any time prior to the expiration time and, if Horizon has not accepted shares of Depomed common stock for exchange, at any time following 60 days from commencement of the offer. If Horizon elects to extend the offer, is delayed in its acceptance for exchange of shares of Depomed common stock or is unable to accept shares of Depomed common stock for exchange pursuant to the offer for any reason, then, without prejudice to Horizon’s rights under the offer, the exchange agent may, on behalf of Horizon, retain tendered shares of Depomed common stock, and such shares of Depomed common stock may not be withdrawn except to the extent that tendering Depomed shareholders are entitled to withdrawal rights as described in this section. Any such delay will be by extension of the offer to the extent required by law. See the section of this prospectus/offer to exchange titled “The Offer—Extension, Termination and Amendment.”

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at one of its addresses set forth on the back cover page of this prospectus/offer to exchange. Any such notice of withdrawal must specify the name of the person who tendered the shares of Depomed common stock to be withdrawn, the number of shares of Depomed common stock to be withdrawn and the name of the registered holder of such shares of Depomed common stock, if different from that of the person who tendered such shares of Depomed common stock. If certificates representing shares of Depomed common stock to be withdrawn have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the exchange agent and, unless such shares of Depomed common stock have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Depomed common stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of this prospectus/offer to exchange titled “The Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of Depomed common stock.

Withdrawals of tendered shares of Depomed common stock may not be rescinded. Any tendered shares of Depomed common stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares of Depomed common stock may be re-tendered at any time prior to the expiration time by following one of the procedures described in the section of this prospectus/offer to exchange titled “The Offer—Procedure for Tendering.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Horizon in its discretion, which determination will be final and binding to the fullest extent permitted by law. None of Horizon or any of its respective affiliates or assigns, the exchange agent, the information agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Announcement of Results of the Offer

Horizon will announce the final results of the offer, including whether all of the conditions to the offer have been satisfied or waived and whether Horizon will accept the tendered shares of Depomed common stock for exchange after the expiration time. The announcement will be made by a press release.

Certain Tax Consequences of the Transactions

This section contains a general discussion of the material U.S. federal income and Irish tax consequences of the Transactions. For purposes of this discussion, the term “Transactions” includes the formation and capitalization of Purchaser, the offer, the second-step merger and, possibly, a third-step merger that may be executed immediately following the second-step merger, if deemed appropriate by Horizon, in which Depomed would be merged with and into Diosail Merger Two Corporation a directly, wholly-owned Delaware subsidiary of Horizon that has been formed solely to participate in a possible third-step merger. The separate corporate existence of Purchaser will cease as a result of the second-step merger, and Depomed will continue as the surviving entity and as a wholly-owned subsidiary of Horizon. If the third-step merger is completed, the separate corporate existence of Depomed will cease as a result of the third-step merger, and Diosail Merger Two Corporation will continue as the surviving entity and as a wholly-owned subsidiary of Horizon.

The discussion under the caption “—U.S. Federal Income Tax Consequences of the Transactions” addresses (i) the material U.S. federal income tax consequences of the Transactions to Depomed and Horizon and (ii) the material U.S. federal income tax consequences to U.S. holders (as defined below) of exchanging shares of Depomed common stock for Horizon ordinary shares and/or cash in the Transactions. This discussion is based in part on certain representations and other statements made in certificates delivered to counsel in the course of preparing this discussion. If any such representations and other statements made in such certificates is inaccurate, or by the time of the completion of the Transactions becomes inaccurate, then the discussion may no longer be accurate. No ruling has been or will be requested from the IRS in connection with the Transactions. No opinion of counsel regarding the tax treatment of the Transactions will be delivered in connection with the Transactions beyond the discussion set forth below. There is no closing condition with respect to any step of the Transactions to the effect that the Transactions will result in any particular tax treatment. The IRS will not be precluded from asserting and a court will not be precluded from sustaining, a conclusion contrary to the statements contained in this description. Accordingly, there can be no assurance that any particular U.S. federal income tax treatment will be obtained. All holders of Depomed common stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the Transactions in light of their personal circumstances and the consequences of the Transactions under U.S. federal non-income tax laws and state, local, and non-U.S. tax laws.

The discussion of the Transactions and of ownership and disposition of shares received in the Transactions under “—Certain Irish Tax Consequences of the Transactions” addresses certain Irish tax considerations of the Transactions.

The discussion below is not a substitute for an individual analysis of the tax consequences of the Transactions. You should consult your own tax adviser regarding the particular U.S. (federal, state and local), Irish and other non-U.S. tax consequences of these matters in light of your particular situation.

U.S. Federal Income Tax Consequences of the Transactions

Scope of Discussion

The following is a summary of the material U.S. federal income tax consequences of the Transactions generally expected to be applicable to Horizon, Depomed and Horizon shareholders and to U.S. holders of Depomed common stock. The summary is based upon the existing provisions of the Code, applicable U.S. Treasury Regulations, which we refer to as the Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, and the income tax treaty between Ireland and the United States, which we refer to as the tax treaty. These laws and authorities are subject to change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Depomed common stock as described herein. The discussion below does not address any state, local or non-U.S. tax consequences or any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate and gift tax consequences) that are applicable to U.S. holders. The tax treatment of the Transactions to the holders of Depomed common stock will vary depending upon their particular situations.

The summary below is limited to U.S. holders who hold shares of Depomed common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It is intended only as a summary of the material U.S. federal income tax consequences of the Transactions and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to participating in the Transactions. In particular, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as (a) holders who are dealers, brokers or traders in securities, (b) holders who are subject to the alternative minimum tax provisions of the Code, (c) holders who are non-U.S. persons or entities, (d) holders who are grantor trusts, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, or tax-exempt entities, (e) holders who are (i) partnerships, limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations, and other pass-through or fiscally transparent entities or (ii) persons who hold their Depomed common stock through such an entity, (f) holders who acquired their Depomed common stock in connection with stock option or stock purchase plans or in other compensatory transactions, (g) holders who hold Depomed common stock as part of an integrated investment (including a “straddle”) comprised of

Depomed common stock, and one or more other positions or other risk reduction strategy, (h) holders who hold Depomed common stock subject to the constructive sale provisions of Section 1259 of the Code, (i) holders who are certain former citizens or residents of the United States, (j) holders who have a “functional currency” other than the dollar, (k) holders that own (or are deemed to own, indirectly or by attribution) 5% or more of the Depomed common stock prior to the Transactions or 5% or more of the Horizon ordinary shares following the Transactions, (l) holders who generally mark their securities to market for U.S. federal income tax purposes, or (m) holders who hold shares that constitute qualified small business stock within the meaning of Section 1202 of the Code.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Depomed common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partnerships holding shares of Depomed common stock and partners in such partnerships should consult their tax advisers.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Depomed common stock that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a U.S. domestic corporation or an entity taxable as a U.S. domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations.

The following discussion does not address (a) the tax consequences of transactions effectuated before, after, or at the same time as the Transactions, whether or not they are in connection with the Transactions, including, without limitation, transactions in which Depomed shares are acquired or Horizon shares are disposed of, (b) the tax consequences to holders of options issued by Depomed that are assumed, replaced, exercised, or converted, as the case may be, in connection with the Transactions, (c) the tax consequences of the receipt of Horizon shares other than in exchange for Depomed shares or (d) the tax consequences of the ownership or disposition of Horizon shares acquired in the Transactions.

Certain U.S. Federal Income Tax Consequences of the Transactions to Horizon, Depomed and Horizon Shareholders

Horizon, Depomed and the Horizon shareholders will recognize no gain or loss for U.S. federal income tax purposes solely as a result of the Transactions.

Section 7874 of the Code provides that if, following an acquisition of a U.S. corporation by a foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the U.S. corporation by reason of holding stock of such U.S. corporation and the “expanded affiliated group” which includes the acquiring foreign corporation does not have substantial business activities in the country in which the acquiring foreign corporation is created or organized, then the foreign corporation would be treated as a U.S. corporation for U.S. federal tax purposes even though it is a corporation created and organized outside the United States. Although Depomed shareholders are expected to receive less than 80% (by both vote and value) of the shares in Horizon by reason of their ownership of Depomed common stock, Horizon would nevertheless be treated as a U.S. corporation for U.S. federal tax purposes if the Transactions were integrated with the Vidara Merger.

For purposes of determining whether the 80% threshold described in the preceding paragraph is met, multiple acquisitions of U.S. corporations by a foreign corporation, if made pursuant to a plan or series of related transactions, are treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated to determine if the 80% threshold is met.

Horizon believes that, in the Vidara Merger, the Horizon, Inc. shareholders received less than 80% (by both vote and value) of the shares of Horizon and consequently that the test set forth above to treat Horizon as a foreign corporation was satisfied. However, the law and Treasury regulations promulgated under Section 7874 of the Code are relatively new and somewhat unclear, and the IRS may not agree that the requirements to treat Horizon as a foreign corporation were met in the Vidara Merger. Moreover, even if such requirements were met in the Vidara Merger, the IRS may assert that the Transactions should be integrated with the Vidara Merger. In the event the IRS were to prevail with such assertion, Horizon would be treated as a U.S. corporation for U.S. federal tax purposes. Because Horizon did not consider the possibility of acquiring Depomed before February of 2015, Horizon does not believe that the Transactions should be integrated with the Vidara Merger. As a consequence, Horizon does not believe that it should be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the Transactions, but it cannot assure you that the IRS will agree with this position and/or would not successfully challenge Horizon’s status as a foreign corporation. If such a challenge by the IRS were successful, significant adverse tax consequences would result for Horizon. We have assumed for the purpose of this discussion that Horizon will be treated as a foreign corporation.

Certain U.S. Federal Income Tax Consequences of the Transactions to Depomed Shareholders

The material U.S. federal income tax considerations of the Transactions for the Depomed shareholders will depend on (a) whether the Transactions constitute or do not constitute a “reorganization” within the meaning of Section 368 of the Code and (b) whether the Transactions (or any step thereof) are (is) a transaction subject to Section 367(a)(1) of the Code. It is the intention of Horizon that the Transactions qualify as such a reorganization; however, if Horizon is unable to complete the various steps of the Transactions as contemplated, for example, if litigation interrupts the completion of the Transactions, the Transactions may not qualify as a reorganization.

Section 367(a)(1) of the Code and the Treasury Regulations promulgated thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a foreign corporation in a transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. Whether the requirements are met depends on the facts that exist at the effective time of the reorganization. While it is expected that these requirements will be satisfied, no assurance can be given that the IRS will not challenge whether the Transactions met these requirements or that a court would not sustain such a challenge. If at the effective time of the Transactions a requirement to exempt the Transactions from Section 367(a)(1) of the Code is not met, a U.S. holder of Depomed common stock would recognize gain, but not loss on the exchange of Horizon ordinary shares for Depomed common stock.

If the Transactions constitute a “reorganization” within the meaning of Section 368 of the Code and Section 367(a)(1) of the Code does not apply

If the Transactions will be completed as described in this prospectus/offer to exchange and are deemed a single integrated transaction, the Transactions will constitute a reorganization within the meaning of Section 368 of the Code. Assuming that the Transactions will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and Section 367(a)(1) of the Code does not apply, the following material U.S. federal income tax consequences will result:

•	Subject to the discussion below regarding the treatment of cash received in lieu of fractional shares, a holder of Depomed common stock who receives Horizon ordinary shares will not recognize gain or loss on the exchange;

•	The aggregate tax basis of the Horizon ordinary shares received by a Depomed shareholder in the Transactions (including any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of Depomed common stock surrendered in exchange therefor;

•	The holding period of the Horizon ordinary shares received by a Depomed shareholder in the Transactions will include the holding period of the shares of Depomed common surrendered in exchange therefor; and

•	Generally, cash payments received by Depomed shareholders in lieu of fractional Horizon ordinary shares will be treated as if such fractional shares were issued in the Transactions and then redeemed by Horizon for cash resulting in a recognition of gain or loss equal to the difference, if any, between the shareholder’s basis in the fractional share and the amount of cash received. The gain or loss recognized by shareholders will be a capital gain and will be long term capital gain if the shareholder’s holding period for its Depomed common stock is more than one year.

For purposes of the above discussion of the bases and holding periods for shares of Depomed common stock and Horizon ordinary shares, shareholders who acquired different blocks of Depomed common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged, converted, cancelled, or received in the Transactions.

If the Transactions do not constitute a reorganization within the meaning of Section 368 of the Code

If the Transactions do not constitute a reorganization within the meaning of Section 368 of the Code because all of the steps required for qualification as a reorganization are not completed or are completed but under circumstances such that the steps are not treated as a single integrated transaction for U.S. federal income tax purposes, the following material U.S. federal income tax consequences will result:

•	The Transactions will be treated as a taxable exchange of Horizon ordinary shares for Depomed common stock. U.S. holders of Depomed common stock should recognize gain or loss on the exchange equal to the difference between the fair market value of the Horizon ordinary shares received in the Transactions and the U.S. holder’s adjusted tax basis in the Depomed common stock surrendered in the Transactions. Any such gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the U.S. holder has held its Depomed common stock for more than one year at the time of the U.S. holder’s disposition of the Depomed common stock pursuant to the Transactions. Any capital gain or loss will be a short-term gain or loss if the holding period for the Depomed common stock is one year or less at such time. The use of a capital loss to offset other income is subject to limitations.

•	A U.S. holder that recognizes gain or loss pursuant to the Transactions will have an adjusted tax basis in the Horizon ordinary shares received equal to the fair market value of the Horizon ordinary shares at the time of the U.S. holder’s disposition of the Depomed common stock pursuant to the Transactions. The holding period for the Horizon ordinary shares received by a U.S. holder will commence on the day after such date.

If the Transactions qualify as a reorganization but Section 367(a)(1) of the Code applies

If the Transactions constitute a reorganization within the meaning of Section 368 of the Code but the requirements that must be satisfied to avoid the application of Section 367(a)(1) of the Code to the Transactions are not met, the following material U.S. federal income tax consequences will result:

•	U.S. holders of Depomed common stock will recognize gain but not loss on the exchange of their Depomed common stock for Horizon ordinary shares. The amount of gain recognized will equal the difference between the fair market value of the Horizon ordinary shares received in the Transactions and the U.S. holder’s adjusted tax basis in the Depomed common stock surrendered in the Transactions. Any such gain will be capital gain and will be a long-term capital gain if the U.S. holder has held its Depomed common stock for more than one year at the time of the U.S. holder’s disposition of the Depomed common stock pursuant to the Transactions. Any capital gain will be a short-term gain if the holding period for the Depomed common stock is one year or less at such time.

•	A U.S. holder that recognizes gain pursuant to the Transactions will have an adjusted tax basis in the Horizon ordinary shares received equal to the fair market value of the Horizon ordinary shares at the time of the U.S. holder’s disposition of the Depomed common stock pursuant to the Transactions. The holding period for the Horizon ordinary shares received by a U.S. holder will commence on the day after such date.

•	A U.S. holder that has a loss inherent in its shares of Depomed common stock will not recognize that loss. The U.S. federal income tax consequences of the Transactions for that U.S. holder will be the same as those that would apply if the Transactions qualified as a reorganization within the meaning of Section 368 of the Code and Section 367(a)(1) of the Code did not apply, as discussed above.

Information Reporting and Backup withholding

In general, information reporting requirements will apply to cash consideration received by U.S. holders of Depomed common stock in lieu of fractional Horizon ordinary shares. Certain noncorporate Depomed shareholders may be subject to backup withholding, currently at a rate of 28%, on cash received in lieu of fractional ordinary shares, if any, pursuant to the Transactions. Backup withholding will not apply, however, to a Depomed shareholder who (a) furnishes a correct taxpayer identification number and certifies that the Depomed shareholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (b) provides a certification of foreign status on an appropriate Form W-8 or successor form, or (c) is otherwise exempt from backup withholding. If a Depomed shareholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Depomed shareholder may be subject to penalties imposed by the IRS. Holders should consult their tax advisers regarding the application of information reporting and backup withholding to their particular situations and whether any amount withheld may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF DEPOMED COMMON STOCK SHOULD CONSULT HIS, HER OR ITS TAX ADVISER AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH HOLDER.

Certain Irish Tax Consequences of the Transactions to Horizon

Irish stamp duty generally arises in connection with the transfer of shares of an Irish company or the transfer of shares in a non-Irish company in exchange for shares of an Irish company, in each case unless an exemption applies. Accordingly, the exchange of shares of Depomed common stock for the issue of Horizon ordinary shares would be subject to Irish stamp duty unless exemption applies. We believe, however, that Horizon may be able to obtain a confirmation from the Revenue Commissioners of Ireland that:

(a)	Irish stamp duty should not apply to a transfer of shares of Depomed common stock through the systems of the Depository Trust Company, which we refer to herein as DTC, where those shares of Depomed common stock are listed on NASDAQ; and

(b)	the Revenue Commissioners of Ireland will not seek to levy Irish stamp duty in connection with the transfer of shares of Depomed common stock where such duty arises solely because the issue of Horizon ordinary shares comprises a portion of the consideration being paid in respect of such transfer because each of those transactions, taken separately (i.e., the issue of Horizon ordinary shares and the transfer of shares of Depomed common stock), would not individually give rise to such a charge.

Horizon intends to request the aforementioned written confirmation of the Revenue Commissioners of Ireland and an acknowledgement that no Irish stamp duty will apply in connection with the second-step merger by operation of law.

There is no guarantee however that the Revenue Commissioners will provide either or both of the above referenced confirmations in connection with the offer or the second-step merger. In the event that the Revenue

Commissioners do not grant an applicable confirmation and Irish stamp duty applies to a transfer of a share of Depomed common stock in connection with the offer or second-step merger, such stamp duty would be chargeable at a rate of 1 percent of the market value of such share of Depomed common stock as at the date of transfer and Purchaser would be liable for paying such tax.

Certain Irish Tax Consequences of the Transactions to Future Holders of Horizon Ordinary Shares

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee or in the case of a transfer by way of a gift or for less than market value, all parties to the transfer. Irish stamp duty (if any) may become payable by holders of shares of Depomed common stock following the completion of the offer or the second-step merger in connection with the transfer of the Horizon ordinary shares received in connection with the Transactions, subject to the below.

Shares Held through DTC

A transfer of Horizon ordinary shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

Shares Held Outside of DTC or Transferred into or out of DTC

A transfer of Horizon ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. A Horizon shareholder who holds Horizon ordinary shares outside of DTC may transfer those shares into DTC without giving rise to Irish stamp duty provided that the Horizon shareholder would be the beneficial owner of the related book-entry interest in those shares recorded in the systems of DTC (and in exactly the same proportions) as a result of the transfer and at the time of the transfer into DTC there is no sale of those book-entry interests to a third party being contemplated by the Horizon shareholder. Similarly, a Horizon shareholder who holds Horizon ordinary shares through DTC may transfer those shares out of DTC without giving rise to Irish stamp duty provided that the Horizon shareholder would be the beneficial owner of the shares (and in exactly the same proportions) as a result of the transfer, and at the time of the transfer out of DTC there is no sale of those shares to a third party being contemplated by the Horizon shareholder.

Due to the potential Irish stamp duty charge on transfers of Horizon ordinary shares, it is strongly recommended that those Depomed shareholders who do not hold their shares through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of any Horizon ordinary shares received in connection with the Transactions into DTC as soon as possible following the completion of the offer or the closing of the second-step merger, as applicable.

IN LIGHT OF THE FOREGOING, HOLDERS ARE URGED TO CONSULT AND MUST RELY ON THE ADVICE OF THEIR OWN TAX ADVISERS REGARDING THE TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS, INCLUDING APPLICABLE U.S. FEDERAL, STATE, LOCAL, IRISH AND OTHER FOREIGN, AND OTHER TAX CONSEQUENCES.

Ownership of Horizon After the Offer

Upon consummation of the offer and the second-step merger, former Depomed shareholders (including former holders of Depomed’s outstanding convertible notes) will own, in the aggregate, approximately 32.2% of the Horizon ordinary shares then outstanding, or approximately 31.7% on a fully diluted basis. These estimates assume that:

•	other than as described below, no additional shares of common stock of Depomed are issued during the pendency of the offer and closing of the second-step merger beyond the 60,311,961 shares of Depomed common stock outstanding as of July 30, 2015, as reported in Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015;

•	no additional ordinary shares of Horizon are issued during the pendency of the offer and closing of the second-step merger beyond the 159,208,982 Horizon ordinary shares outstanding as of August 15, 2015;

•	the closing of the offer will constitute a “make-whole fundamental change” under the terms of the indenture governing Depomed’s convertible notes, all holders of the convertible notes will convert their notes in connection with such make-whole fundamental change and prior to the consummation of the second-step merger, and Depomed will elect to settle such conversions entirely in shares of Depomed common stock (and for purposes of such settlement such shares are valued at $33.00 per share). Based on publicly available information, Horizon estimates that Depomed will need to issue approximately 19,167,261 shares of its common stock in connection with these conversions;

•	each share of Depomed common stock outstanding immediately prior to the closing of the second-step merger, (a) excluding, for purposes of this calculation, the shares of Depomed common stock acquired by Purchaser pursuant to the tender (which shares will be cancelled for no consideration upon the closing of the second-step merger) and (b) including, for purposes of this calculation, the approximately 19,167,261 shares of Depomed common stock Horizon assumes will be issued upon settlement of the Depomed convertible notes and the 2,250,000 shares of Depomed common stock indirectly owned by Horizon through one of its subsidiaries, will be cancelled and automatically converted into the right to receive the Stock Consideration;

•	the information about outstanding Depomed options and restricted stock units contained in Depomed’s Annual Report on Form 10-K for the year ended December 31, 2014, is accurate and does not change during the pendency of the offer and closing of the second-step merger and, in connection with the second-step merger, (1) each outstanding option to purchase shares of Depomed common stock will be assumed and converted into an option to purchase Horizon ordinary shares on substantially the same terms (including with respect to vesting) except (A) each such option will be exercisable for that number of Horizon ordinary shares (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Depomed common stock subject to such option immediately prior to the consummation of the second-step merger and (y) the stock exchange ratio (i.e., 0.95), and (B) the exercise price of such option will be appropriately adjusted so that such option has the same intrinsic value immediately before and after such conversion), (2) each outstanding restricted stock unit of Depomed will be cancelled and converted into a restricted stock unit designated in Horizon ordinary shares subject to substantially the same terms (including with respect to vesting) except that such restricted stock unit will be converted into the right to receive a number of Horizon ordinary shares (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Depomed common stock subject to such restricted stock unit immediately prior to the consummation of the second-step merger and (y) the stock exchange ratio (i.e., 0.95), and (3) the treasury method is applied to the Depomed options assuming a per share price of Depomed common stock of $33.00, assuming all outstanding options and restricted stock units vest without forfeitures and all vested options are exercised without lapsing;

•	the number of Horizon options, restricted stock units, performance stock units and warrants outstanding as of August 15, 2015 does not change during the pendency of the offer and closing of the second-step merger and are convertible into 14,464,591 Horizon ordinary shares, which assumes that (1) 2,987,176 Horizon ordinary shares are issuable pursuant to Horizon’s outstanding performance stock units, which is based on the level of achievement of the performance metrics as of August 15, 2015, and (2) the treasury method is applied to Horizon’s options and warrants assuming a per share price of Horizon ordinary shares of $34.74, assuming all outstanding options and restricted stock units vest without forfeitures and all vested options are exercised without lapsing; and

•	Horizon repays the Horizon Exchangeable Senior Notes, when such notes mature or are presented for conversion, exclusively in cash from future sources of cash available from operations or new financings.

Purpose of the Offer; Second-Step Merger

The purpose of the offer is for Horizon to acquire control of, and as soon as practicable thereafter, the entire equity interest of, Depomed. Horizon intends, as soon as practicable after consummation of the offer, to cause Depomed to merge with Purchaser, after which Depomed would be a direct, wholly-owned subsidiary of Horizon. The purpose of the second-step merger is for Horizon to acquire all issued and outstanding shares of Depomed common stock that are not acquired in the offer.

In the second-step merger, each remaining share of Depomed common stock (other than shares held by Horizon and its affiliates and shares held in treasury by Depomed, if any), which we refer to as a remaining share, will be cancelled and converted into the right to receive the Stock Consideration.

Unless Horizon is able to acquire at least 90% of Depomed’s outstanding shares of common stock in the offer, because a vote of a majority of the then outstanding shares of Depomed common stock would be required to approve the second-step merger and a period of several weeks will be needed to comply with applicable shareholder solicitation requirements, there will likely be a delay of several weeks before holders of the remaining shares of Depomed common stock would be able to receive the Stock Consideration in the second-step merger. Horizon does not intend to pay interest on the merger consideration and, because such consideration will be comprised solely of Horizon ordinary shares, if the price of Horizon ordinary shares declines during the pendency of the second-step merger, Depomed shareholders could receive less value for their shares of Depomed common stock upon the consummation of the second-step merger than the value they would have received had they tendered their Depomed common shares into the offer. After the second-step merger, Horizon will own all of the issued and outstanding shares of Depomed common stock. See the sections of this prospectus/offer to exchange titled “The Offer—Statutory Requirements; Approval of the Second-Step Merger”; and “The Offer—Plans for Depomed.”

Statutory Requirements; Approval of the Second-Step Merger

Under Section 1101(e) of the California General Corporation Law, which we refer to as CGCL, if Horizon, through Purchaser, owns more than 50% of the voting power of Depomed following completion of the offer and prior to the second-step merger, and if the second-step merger consideration where to include anything other than non-redeemable Horizon ordinary shares, cash in lieu of receiving fractional shares, or any combination of the two, all holders of outstanding shares of Depomed common stock would be required to consent to the second-step merger. However, because the second-step merger consideration would be the Stock Consideration, comprised solely of Horizon ordinary shares, under the CGCL the second-step merger would need to be approved only by a majority of the holders of Depomed common stock entitled to cast a vote on the matter, and not all holders of outstanding shares of Depomed common stock.

If Horizon acquires, through Purchaser pursuant to the offer or otherwise, at least a majority of the outstanding shares of Depomed common stock, Horizon would be considered an “interested party” under Section 1203 of the CGCL. In order to comply with the requirements of an “interested party” under Section 1203 of the CGCL, in the event that Horizon successfully completes the offer, Horizon intends to deliver to the Depomed shareholders whose shares of Depomed common stock are cancelled and converted into the right to receive the Stock Consideration in the second-step merger an affirmative opinion in writing from its independent financial advisor as to the fairness of the consideration to the Depomed shareholders in the second-step merger.

Under Section 1110 of the CGCL, if Horizon acquires, through Purchaser pursuant to the offer or otherwise, at least 90% of the then outstanding shares of Depomed common stock, Horizon will be able to effect the second-step merger without a vote of Depomed’s shareholders or approval of the Depomed Board. In such event, Horizon intends to take all necessary and appropriate actions to cause the second-step merger to become effective as promptly as practicable after such acquisition, without a meeting of Depomed shareholders. Under Section 1110(h) of the CGCL, however, if Horizon owns less than all of the outstanding shares of Depomed following the completion of the offer and as of immediately prior to such short-form merger, Horizon must have given at least 20 days prior notice of the short-form merger to each of Depomed’s shareholders. If Horizon does not acquire at least 90% of the outstanding shares of Depomed common stock through Purchaser pursuant to the offer or otherwise, and a vote of the Depomed shareholders is required under applicable law, a longer period of time may be required to effect the second-step merger. See the section of this prospectus/offer to exchange titled “The Offer—Purpose of the Offer; Second-Step Merger.”

Dissenters’ Rights

Under the Section 1300(b) of the CGCL, shareholders of a California corporation whose shares are listed on a national securities exchange generally do not have dissenters’ rights unless the shareholder is required to participate in the offer or merger and by the terms of the offer or merger must accept anything other than shares of a publicly traded corporation, cash in lieu of receiving fractional shares, or any combination of the two. Because Depomed shareholders may elect not to participate in the offer and because both the Depomed common stock and Horizon ordinary shares are listed on NASDAQ, Depomed shareholders do not have dissenters’ rights in connection with the offer or the second-step merger.

Plans for Depomed

The offer is the first step in Horizon’s plan to acquire all of the issued and outstanding shares of Depomed common stock. Horizon intends, promptly following acceptance for exchange and exchange of shares of Depomed common stock in the offer, to effect the second-step merger pursuant to which Horizon will acquire all remaining shares of Depomed common stock. See the sections of this prospectus/offer to exchange titled “The Offer—Purpose of the Offer; Second-Step Merger” and “The Offer—Statutory Requirements; Approval of the Second-Step Merger.”

On August 3, 2015, Horizon filed a preliminary solicitation statement pursuant to which it is seeking revocable proxies from Depomed shareholders to empower Horizon to deliver written requests to Depomed’s Corporate Secretary to call a special meeting of Depomed shareholders to consider and vote upon the removal proposal and the Depomed bylaws amendment proposals. On August 19, 2015, Horizon filed an amendment to the Horizon solicitation with the SEC to amend the purposes of and the matters to be considered and voted upon at of the special meeting to include the election proposal. On August 28, 2015, Horizon, in response to Depomed’s decision to not accept the amendment of the purposes of the special meeting in the Horizon solicitation to include the election proposal without delaying the record date for determining which Depomed shareholders may call the special meeting, further amended the Horizon solicitation to provide for two special meetings, one to consider and vote upon the removal proposal and the Depomed bylaws amendment proposals and a second to consider and vote upon the election proposal. On September 8, 2015, Horizon filed the definitive Horizon solicitation for calling the two special meetings. See the section in this prospectus/offer to exchange titled “Background of the Offer” for a discussion of Horizon’s offer to merge with Depomed. In order for Depomed’s Corporate Secretary to call a special meeting, Depomed must receive a written request for a special meeting from the holders of record of at least 10% of the outstanding Depomed common stock along with Special Meeting Requests that include substantial amounts of information signed by shareholder submitting the Special Meeting Request (capitalized terms in this sentence are used as defined in the Depomed bylaws). See the section in this prospectus/offer to exchange titled “Comparison of Holders’ Rights.”

Since making its initial public proposal on July 7, 2015, and subsequent proposals on July 21, 2015 and August 13, 2015, Horizon has continued to publicly express a desire to enter into a negotiated business combination with Depomed and publicly announced the proposals that Horizon has submitted to the Depomed Board. Despite our repeated attempts to engage the Depomed Board and Depomed’s management in friendly and confidential discussions, the Depomed Board and Depomed’s management have refused to engage in meaningful discussions with us, have rejected Horizon’s prior proposals, and have even created new obstacles for shareholder consideration of our proposed combination with Depomed by, among other things, amending the Depomed bylaws to hinder Depomed shareholders’ statutory right to call a special meeting and the process for shareholder proposal submission and adopting the Depomed Rights Agreement, or so-called “poison pill,” that precludes a party from acquiring the 10% of the votes of Depomed necessary to call a special shareholders meeting or privately soliciting up to ten other shareholders for the purpose of calling a special meeting.

In light of Depomed’s unwillingness to meaningfully engage with Horizon with respect to a negotiated transaction with Depomed and the Depomed Board’s public statements with respect to Horizon’s prior proposals and because Horizon does not believe that it is appropriate for the Depomed Board to have a veto right over whether the offer is made available to Depomed shareholders, Horizon is making the offer directly to Depomed shareholders on the terms and conditions set forth in this prospectus/offer to exchange as an alternative to a negotiated transaction. See the section of this prospectus/offer to exchange titled “Background of the Offer.”

If, and to the extent that, Horizon (and/or any of Horizon’s subsidiaries) acquires control of Depomed or otherwise obtains access to the books and records of Depomed, Horizon intends to conduct a detailed review of Depomed’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in Depomed’s business, facility locations, corporate structure, rationalization of employment and cost levels, research and product development, commercial strategies, capitalization, management structure and personnel or dividend policy.

Except as indicated in this prospectus/offer to exchange, neither Horizon nor any of Horizon’s subsidiaries has any current plans or proposals that relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation of Depomed or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of Depomed or any of its subsidiaries, (3) any material change in the present dividend policy, or indebtedness or capitalization of Depomed or any of its subsidiaries, (4) any change in the current Depomed Board or management of Depomed or any change to any material term of the employment contract of any executive officer of Depomed, (5) any other material change in Depomed’s corporate structure or business, (6) any class of equity security of Depomed being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (7) any class of equity securities of Depomed becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Effect of the Offer on the Market for Shares of Depomed Common Stock; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of Depomed common stock

The exchange of shares of Depomed common stock by Horizon pursuant to the offer will reduce the number of shares of Depomed common stock that might otherwise trade publicly and will reduce the number of holders of shares of Depomed common stock, which could adversely affect the liquidity and market value of the remaining shares of Depomed common stock held by the public. The extent of the public market for Depomed common stock and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding Depomed common stock, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors. According to the Depomed 10-K, there were, as of February 25, 2015, 59,558,855 shares of Depomed common stock outstanding held by 23 holders of record. According to the Depomed Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 3, 2015, as of July 30, 2015, there were 60,311,961 shares of Depomed common stock outstanding. Horizon intends, as soon as practicable after consummation of the offer, to cause Depomed to merge with Purchaser.

NASDAQ Listing

The shares of Depomed common stock are listed on NASDAQ. Depending upon the number of shares of Depomed common stock exchanged pursuant to the offer and the number of Depomed shareholders remaining thereafter, the shares of Depomed common stock may no longer meet the requirements of NASDAQ for continued listing and may be delisted from NASDAQ. According to NASDAQ’s published guidelines, NASDAQ would consider delisting the shares of Depomed common stock if, among other things, (1) the number of total shareholders of Depomed should fall below 400, (2) the market value of the publicly held Depomed common stock should fall below $5 million, or (3) the number of publicly held shares of Depomed common stock (exclusive of holdings of officers and directors of Depomed and their immediate families and any other person who is the beneficial owner of 10% or more) should fall below 750,000.

If, as a result of the exchange of shares of Depomed common stock pursuant to the offer or otherwise, the shares of Depomed common stock no longer meet the requirements of NASDAQ for continued listing and the listing of the shares of Depomed common stock is discontinued, the market for the shares of Depomed common stock could be adversely affected. If NASDAQ were to delist the shares of Depomed common stock, it is possible that the shares of Depomed common stock would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Depomed common stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Horizon cannot predict whether the reduction in the number of shares of Depomed common stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the shares of Depomed common stock or whether it would cause future market prices to be greater or less than the consideration being offered in the offer. If shares of Depomed common stock are not delisted prior to the second-step merger, then shares of Depomed common stock will cease to be listed on NASDAQ upon consummation of the second-step merger. Horizon intends, promptly after consummation of the offer, to cause Depomed to merge with Purchaser.

Registration Under the Exchange Act

Depomed common stock is currently registered under the Exchange Act. This registration may be terminated upon application by Depomed to the SEC if Depomed common stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by Depomed to holders of Depomed common stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to Depomed common stock. In addition, “affiliates” of Depomed and persons holding “restricted securities” of Depomed may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of Depomed common stock is not terminated prior to the second-step merger, then the registration of Depomed common stock under the Exchange Act will be terminated upon consummation of the second-step merger. Horizon intends, promptly after consummation of the offer, to cause Depomed to merge with Purchaser.

Margin Regulations

Shares of Depomed common stock are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the offer, it is possible that the shares of Depomed common stock might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such shares of Depomed common stock could no longer be used as collateral for loans made by brokers. In addition, if registration of the shares of Depomed common stock under the Exchange Act were terminated, the shares of Depomed common stock would no longer constitute “margin securities.” Horizon intends, promptly after consummation of the offer, to cause Depomed to merge with Purchaser.

Conditions to the Offer

Notwithstanding any other provision of the offer and in addition to (and not in limitation of) Horizon’s right to extend and amend the offer at any time, in its discretion, Horizon shall not be required to accept for exchange any shares of Depomed common stock tendered pursuant to the offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for shares of Depomed common stock accepted for exchange and may extend, terminate or amend the offer, if immediately prior to the expiration of the offer, in the reasonable judgment of Horizon, any one or more of the following conditions shall not have been satisfied:

Minimum Tender Condition

There shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, a number of shares of Depomed common stock which, together with any other shares of Depomed common stock that Purchaser then owns or has a right to acquire, is a majority of the total number of outstanding shares of Depomed common stock on a fully diluted basis as of the date that we accept shares of Depomed common stock for exchange pursuant to the offer.

Anti-Takeover Device Condition

The Depomed Board shall have redeemed the poison pill rights issued pursuant to the Depomed Rights Agreement, or those poison pill rights shall have been otherwise rendered inapplicable to the offer and the second-step merger.

Horizon Shareholder Approval Condition

Horizon shareholders shall have approved the issuance of Horizon ordinary shares contemplated in connection with the offer and the second-step merger, in accordance with the rules of NASDAQ, on which the Horizon ordinary shares are listed. Horizon expects to file a preliminary proxy statement with respect to an extraordinary general meeting of Horizon shareholders to obtain this approval promptly after the date of this prospectus/offer to exchange.

Competition Laws Condition

The Competition Laws Condition shall have been satisfied. In addition the waiting period (or extension thereof) applicable to the offer and the second-step merger under any applicable antitrust laws and regulations (other than the HSR Act) shall have expired or been terminated, and any approvals or clearances determined by Horizon to be required or advisable thereunder shall have been obtained.

Stock Exchange Listing Condition

The Horizon ordinary shares issuable to Depomed shareholders in connection with the offer and the second-step merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Registration Statement Condition

The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act. No stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

No Injunction Condition

No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the offer and the second-step merger.

Due Diligence Condition

Horizon shall have been given access to Depomed’s non-public information on Depomed’s business, assets, and liabilities to complete its confirmatory due diligence review, including access to unredacted versions of all material contracts filed by Depomed with the SEC, managed care contracts, manufacturing supply agreements, manufacturing transfer plans, intellectual property and patent litigation related documents and information, information on Food and Drug Administration required clinical trials and other planned clinical trials and other supply chain and license agreements, and related cost and other financial data, and Horizon shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Depomed’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the offer.

No Depomed Material Adverse Effect Condition

Since December 31, 2014, there shall not have occurred any Depomed Material Adverse Effect which has not been cured, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Depomed Material Adverse Effect.

When we refer to a Depomed Material Adverse Effect, we mean any effect, change, claim, event or circumstance, which collectively we refer to as an Effect, that, considered together with all other Effects, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the assets, liabilities (whether matured or unmatured, absolute or contingent, or otherwise), business, financial condition or results of operations of Depomed taken as a whole; provided, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, a Depomed Material Adverse Effect: (a) conditions generally affecting the pharmaceutical industry or the U.S. or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on Depomed taken as a whole; (b) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on Depomed, taken as a whole; (c) changes in GAAP (or any interpretations of GAAP) or legal requirements applicable to Depomed or any of its subsidiaries; (d) the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses “(a),” “(b),” “(c),” or “(e)” of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Depomed Material Adverse Effect and may be taken into account in determining whether a Depomed Material Adverse Effect has occurred); or (e) Effects resulting directly from the announcement or pendency of the offer or second-step merger.

Other Conditions to the Offer

None of the following events shall have occurred and be continuing and be of a nature that we determine makes it inadvisable for us to complete the offer or second-step merger:

(1) there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Horizon of Depomed common stock, seeks to restrain, delay or prohibit the consummation of the offer or the second-step merger or seeks to obtain any material damages or otherwise directly or indirectly relates to the offer or the second-step merger, (ii) which seeks to prohibit or impose material limitations on Horizon’s acquisition, ownership or operation of all or any portion of Horizon’s or Depomed’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of Depomed common stock (including, without limitation, the right to vote the shares purchased by Horizon or an affiliate thereof, on an equal basis with all other shares of Depomed common stock on all matters presented to the shareholders of Depomed), or seeks to compel Horizon to dispose of or hold separate all or any portion of its own or Depomed’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the offer or the second-step merger, (iii) which might adversely affect Depomed, Horizon, or any of their respective affiliates or subsidiaries, which we refer to as an Adverse Effect, or result in a diminution in the value of shares of Depomed common stock or the benefits expected to be derived by us as a result of the transactions contemplated by the offer and the second-step merger, which we refer to as a Diminution in Value, or (iv) which seeks to impose any condition to the offer or the second-step merger unacceptable to Horizon, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Horizon (A) sell, divest, license or otherwise dispose of any and all of the capital stock, assets, rights, products or businesses of either Depomed and its subsidiaries or Horizon and its subsidiaries or (B) accept any other restriction on the activity of Depomed and its subsidiaries or Horizon and its subsidiaries, in each case in connection with any approval determined by Horizon to be required or advisable under any applicable competition law;

(2) other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the offer, the second-step merger or the transactions contemplated by the offer or second-step merger that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (1) above, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Horizon (i) sell, divest, license or otherwise dispose of any and all of the capital stock, assets, rights, products or businesses of either Depomed and its subsidiaries or Horizon and its subsidiaries or (ii) accept any other restriction on the activity of Depomed and its subsidiaries or Horizon and its subsidiaries, in each case in connection with any approval determined by Horizon to be required or advisable under any applicable competition law;

(3) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

(4) other than the poison pill rights issued pursuant to the Depomed Rights Agreement, since December 31, 2014, Depomed or any subsidiary of Depomed shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of this prospectus/offer to exchange) of any class (including, without limitation, Depomed common stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Depomed (other than any employee awards referred to in the financial statements in Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015), (B) any other securities in respect of, in lieu of or in substitution for Depomed common stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding shares of Depomed common stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of Depomed common stock or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Depomed, which in any of the cases described in (i) through (vii) above might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;

(5) Depomed or any of its subsidiaries shall have amended or proposed or authorized any amendment to the Depomed articles of incorporation, which we refer to as the Depomed Articles, the Depomed bylaws or similar organizational documents, or we shall have learned that Depomed or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by Depomed and also set forth in filings with the SEC prior to commencement of the offer, in a manner that, in the reasonable judgment of Horizon, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the offer or the second-step merger or (ii) prohibit or limit the full rights of ownership of shares of Depomed common stock by Horizon or any of its affiliates, including, without limitation, the right to vote any shares of Depomed common stock acquired by Horizon pursuant to the offer or otherwise on all matters properly presented to Depomed shareholders;

(6) Depomed or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the offer or the second-step merger;

(7)(i) a tender or exchange offer for some or all of the shares of Depomed common stock has been publicly proposed to be made or has been made by another person (including Depomed or any of its subsidiaries or affiliates, but excluding Horizon or any of its affiliates), or has been publicly disclosed, or Horizon otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Depomed (including the Depomed common stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Depomed (including the Depomed common stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this prospectus/offer to exchange, (ii) any such person or group which, prior to the date of this prospectus/offer to exchange, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Depomed, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Depomed constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Depomed or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Depomed or any assets or securities of Depomed; and

(8) Depomed or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Depomed or any of its subsidiaries or the purchase or exchange of securities or assets of Depomed or any of its subsidiaries any type of option, warrant or right which, in Horizon’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of Depomed common stock or other securities, assets or business of Depomed or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

Each of the conditions under this section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer” is for the sole benefit of Horizon and may be asserted by Horizon regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions or may be waived by Horizon in whole or in part at any time and from time to time in Horizon’s sole discretion. The determination as to whether any condition has occurred shall be in Horizon’s reasonable judgment and that judgment shall be final and binding on all parties. The failure by Horizon at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the fact that Horizon reserves the right to assert the occurrence of a condition following acceptance for exchange but prior to exchange in order to delay issuance of Horizon ordinary shares or cancel Horizon’s obligation to pay the consideration payable for properly tendered shares of Depomed common stock, Horizon will either promptly pay that consideration for properly tendered shares of Depomed common stock or promptly return such shares of Depomed common stock.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the offer may, in certain circumstances, be extended in connection with any such change or waiver.

Dividends and Distributions

If, on or after the date hereof, Depomed should (1) split, combine or otherwise change the Depomed common stock or its capitalization, (2) acquire currently outstanding Depomed common stock or otherwise cause a reduction in the number of shares of outstanding Depomed common stock or (3) issue or sell additional Depomed common stock, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options to acquire, any of the foregoing, other than Depomed common stock issued pursuant to the exercise of stock options outstanding as of the date of this prospectus/offer to exchange, then, subject to the conditions of the offer above, Horizon, in its sole discretion, may make such adjustments as it deems appropriate in the offer price and other terms of the offer, including, without limitation, the number or type of securities offered to be purchased.

If, on or after the date of this prospectus/offer to exchange, Depomed should declare or pay any cash dividend on the Depomed common stock or other distribution on the Depomed common stock, or issue with respect to the Depomed common stock any additional Depomed common stock, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the shares of Depomed common stock purchased pursuant to the offer to Horizon or its nominee or transferee on Depomed’s stock transfer records, then, subject to the conditions of the offer above, (1) the offer price and other terms of the offer may, in Horizon’s sole discretion, be adjusted to reflect the amount of any such cash dividend or cash distribution and (2) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (i) be received and held by the tendering shareholders for Horizon’s account and will be required to be promptly remitted and transferred by each tendering shareholder to the exchange agent for our account, accompanied by appropriate documentation of transfer, or (ii) at Horizon’s direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to Horizon. Pending such remittance and subject to applicable law, Horizon will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by Horizon in its sole discretion.

Certain Legal Matters

General

Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to Depomed, Horizon is not aware of any licenses or other regulatory permits which appear to be material to the business of Depomed and which might be adversely affected by the acquisition of Depomed common stock by Horizon pursuant to the offer or the second-step merger or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Depomed common stock by Horizon pursuant to the offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to Depomed’s or Horizon’s business or that certain parts of Depomed’s or Horizon’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Horizon to elect to terminate the offer without the acceptance for exchange of Depomed common stock thereunder. Horizon’s obligation under the offer to accept for exchange and issue Horizon ordinary shares is subject to certain conditions specified above.

Antitrust Clearance

The offer is subject to review by the FTC and the DOJ, which we collectively refer to as the antitrust agencies. Under the HSR Act, the offer may not be completed until certain information has been provided to the antitrust agencies and the applicable HSR Act waiting period has expired or been terminated.

Pursuant to the requirements of the HSR Act, Horizon plans to file a Notification and Report Form with respect to the Offer with the FTC and the DOJ as promptly as practicable. As a result, the waiting period applicable to offer and second-step merger will expire at 11:59 p.m., Eastern time, 30 calendar days following such filing, unless such 30th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern time, on the next regular business day. Before such time, however, either the FTC or the DOJ may extend the waiting period by requesting additional information from Horizon. If such request is made, the waiting period will expire at 11:59 p.m., Eastern time, on the 30th calendar day after Horizon has substantially complied with such request, unless the waiting period is earlier terminated by the reviewing antitrust agency. The waiting period would not be affected either by the failure of Depomed to file a Notification and Report Form or to comply with any request for additional information issued by the FTC or the Antitrust Division.

Based upon an examination of information available to Horizon relating to the businesses in which Horizon and Depomed and their respective subsidiaries are engaged, Horizon believes that the offer and second-step merger will not violate antitrust laws. Nevertheless, there can be no assurance that a challenge to the offer and second-step merger on antitrust grounds will not be made or that, if such a challenge is made, Horizon will prevail.

The antitrust agencies routinely assess the potential competitive effects of transactions reported under the HSR Act, such as Horizon’s proposed acquisition of Depomed common stock pursuant to the offer. At any time before or after the consummation of any such transactions, one of the antitrust agencies could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the exchange of shares pursuant to the offer or seeking divestiture of the Depomed common stock so acquired or divestiture of certain of Horizon’s or Depomed’s assets. States and private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the offer and/or the second-step merger on antitrust grounds will not be made, or if such a challenge is made, whether Horizon will prevail. See the section of this prospectus/offer to exchange titled “The Offer—Conditions to the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

The offer and/or the second-step merger may also be subject to review by antitrust authorities in jurisdictions outside the United States. Under some of these jurisdictions, the offer and/or the second-step merger may not be consummated before a notification has been submitted to the relevant antitrust authority and/or certain consents, approvals, permits or authorizations have been obtained and/or the applicable waiting period has expired or has been terminated; in addition, there may be jurisdictions where the submission of a notification is only voluntary but advisable. Horizon intends to identify any such jurisdictions as soon as practicable, but based on information available to Horizon, Horizon believes that no such additional competition filings are required or advisable. If any such filing is necessary or advisable, Horizon intends to make all such notifications (at the sole discretion of Horizon) as soon as practicable. The consummation of the offer and/or of the second-step merger is subject to the condition that the waiting period (or extension thereof) applicable to the offer and the second-step merger under any applicable antitrust laws and regulations shall have expired or been earlier terminated, and any approvals or clearances determined by Horizon to be required or advisable thereunder shall have been obtained. Based on publicly available information, Horizon believes that only clearance under the HSR Act is required.

State Takeover Laws

A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, shareholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquiror of “Control Shares” (ones representing ownership in excess of certain voting power thresholds, e.g., 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested shareholders.

We do not believe that any state takeover laws purport to apply to the offer or the second-step merger. We have not attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the offer or the second-step merger and nothing in this prospectus/offer to exchange or any action taken in connection with the offer or the second-step merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the offer or the second-step merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the second-step merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, we might be unable to accept for payment or pay for Depomed common stock tendered pursuant to the offer, or be delayed in consummating the offer or the second-step merger. In such case, we may not be obliged to accept for payment or pay for any shares of Depomed common stock tendered pursuant to the offer.

Litigation

Horizon Litigation to Invalidate Depomed’s Poison Pill and Bylaw Amendments

On August 3, 2015, Horizon Pharma, Inc. filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, naming as defendants Depomed and the members of the Depomed Board, Vicente J. Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck, Peter D. Staple, and David B. Zenoff. The lawsuit is captioned Horizon Pharma, Inc. v. Vicente J. Anido, Jr., et al., Case Number 1:15-cv-283835. The lawsuit alleges that the adoption by the Depomed Board of the Depomed Rights Agreement and Sections 2(b), 2(c), 2(d), and 5(d) of the Depomed bylaws violates the CGCL, constitutes ultra vires acts, and breaches the fiduciary duties of the members of the Depomed Board. The lawsuit seeks, among other things, an order (i) declaring that the Depomed Rights Agreement and Sections 2(b), 2(c), and 2(d) of the Depomed bylaws are invalid under California law, (ii) declaring that the members of the Depomed Board breached their fiduciary duties by enacting the Depomed Rights Agreement and Sections 2(b), 2(c), 2(d), and 5(d) of the Depomed bylaws, (iii) enjoining the members of the Depomed Board from relying on, implementing, applying or enforcing either the Depomed Rights Agreement or Sections 2(b), 2(c), 2(d) or 5(d) of the Depomed bylaws, (iv) enjoining the members of the Depomed Board from taking any improper action designed to impede, or which has the effect of impeding, the proposed combination with Depomed or the efforts of Horizon to acquire control of Depomed, and (v) compelling the members of the Depomed Board to redeem the Depomed Rights Agreement or to render it inapplicable to Horizon.

The Superior Court has calendared for September 8, 2015 a hearing on an ex parte application by Horizon Pharma, Inc. for an order to shorten the time for the Superior Court to hear a preliminary injunction motion to enjoin enforcement of the Depomed Rights Agreement and Sections 2(b), 2(c) and 2(d) of the Depomed bylaws.

Depomed Trade Secret Litigation

On August 3, 2015, Depomed filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against Horizon. The lawsuit is captioned Depomed, Inc. v. Horizon Pharma plc, Case Number 1:15-cv-283834. The complaint asserts a claim for violation of the California Uniform Trade Secrets Act and breach of contract in connection Horizon’s alleged use in proposing the proposed combination with Depomed of information obtained pursuant to a confidentiality agreement entered into as part of Horizon’s consideration of a business arrangement with Janssen Pharmaceuticals Inc. relating to its U.S. rights to NUCYNTA, which are now owned by Depomed. The complaint also alleges that Horizon made fraudulent and materially misleading statements to Depomed’s shareholders. The lawsuit seeks, among other relief, an injunction (i) to prevent Horizon from continuing its allegedly improper and unlawful use of Depomed’s confidential and trade secret data and (ii) to prevent Horizon from continuing to make and failing to correct its allegedly false and misleading statements in connection with the proposed combination with Depomed.

The Superior Court has calendared for September 8, 2015 a hearing on an ex parte application by Depomed for expedited discovery, a briefing schedule and hearing on a preliminary injunction motion for Depomed’s claims.

Horizon Patent Litigation

On July 15, 2013, Horizon received a Paragraph IV Patent Certification from Watson Laboratories, Inc.—Florida, known as Actavis Laboratories FL, Inc., which we refer to as Watson, advising that Watson had filed an Abbreviated New Drug Application, or ANDA, with the FDA for a generic version of RAYOS, containing up to 5 mg of prednisone. Watson has not advised us as to the timing or status of the FDA’s review of its filing. On August 26, 2013, we, together with Jagotec AG, which we refer to as Jagotec, filed suit in the United States District Court for the District of New Jersey against Watson, Actavis Pharma, Inc., Andrx Corp., and Actavis, Inc., which we refer to collectively as WLF, seeking an injunction to prevent the approval of the ANDA. The lawsuit alleges that WLF has infringed U.S. Patent Nos. 6,488,960, 6,677,326, 8,168,218, 8,309,124 and 8,394,407 by filing an ANDA seeking approval from the FDA to market generic versions of RAYOS containing 1 mg, 2 mg and 5 mg of prednisone prior to the expiration of the patents. The subject patents are listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. The commencement of the patent infringement lawsuit stays, or bars, FDA approval of WLF’s ANDA for 30 months or until an earlier district court decision that the subject patents are not infringed or are invalid. Horizon and Jagotec have granted WLF a covenant not to sue with respect to US Patent Nos. 6,677,326 and 8,168,218, respectively, and accordingly these patents have been dismissed from the lawsuit. The court held a claim construction hearing on October 16, 2014, and issued its opinion and order on claim construction on November 10, 2014, adopting our proposed construction of both of the disputed claim terms. The court has set the pretrial conference for September 10, 2015. The trial date will be set following the pretrial conference.

On November 13, 2014, Horizon received a Paragraph IV Patent Certification from Watson advising that Watson had filed an ANDA with the FDA for a generic version of PENNSAID 2%. Watson has not advised us as to the timing or status of the FDA’s review of its filing. On December 23, 2014, Horizon filed suit in the United States District Court for the District of New Jersey against Watson seeking an injunction to prevent the approval of the ANDA. The lawsuit alleges that Watson has infringed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, and 8,871,809 by filing an ANDA seeking approval from the FDA to market generic versions of PENNSAID 2% prior to the expiration of the patents. The subject patents are listed in the FDA’s

Orange Book. The commencement of the patent infringement lawsuit stays, or bars, FDA approval of Watson’s ANDA for 30 months or until an earlier district court decision that the subject patents are not infringed or are invalid. The court has not yet set a trial date for the Watson action.

On December 2, 2014, Horizon received a Paragraph IV Patent Certification against Orange Book listed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, and 8,741,956 from Paddock Laboratories, LLC, which we refer to as Paddock, advising that Paddock had filed an ANDA with the FDA for a generic version of PENNSAID 2%. On January 9, 2015, Horizon received from Paddock another Paragraph IV Patent Certification against newly Orange Book listed U.S. Patent No. 8,871,809. On January 13, 2015 and January 14, 2015, Horizon filed suits in the United States District Court for the District of New Jersey and the United States District Court for the District of Delaware, respectively, against Paddock seeking an injunction to prevent the approval of the ANDA. The lawsuits alleged that Paddock has infringed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, and 8,871,809 by filing an ANDA seeking approval from the FDA to market generic versions of PENNSAID 2% prior to the expiration of the patents.

On May 6, 2015, Horizon entered into a settlement and license agreement, which we refer to as the Perrigo settlement agreement, with Perrigo Company plc and its subsidiary Paddock, which we refer to collectively as Perrigo, relating to our on-going patent infringement litigation. The Perrigo settlement agreement provides for a full settlement and release by both us and Perrigo of all claims that were or could have been asserted in the litigation and that arise out of the issues that were the subject of the litigation or Perrigo’s generic version of PENNSAID 2%.

Under the Perrigo settlement agreement, Horizon granted Perrigo a non-exclusive license to manufacture and commercialize Perrigo’s generic version of PENNSAID 2% in the United States after the license effective date (as defined below) and to take steps necessary to develop inventory of, and prepare to commercialize, Perrigo’s generic version of PENNSAID 2% during certain limited periods prior to the license effective date.

Under the Perrigo settlement agreement, the license effective date is January 10, 2029; however, Perrigo may be able to enter the market earlier in certain circumstances. Such events relate to the resolution of any other third party PENNSAID 2% patent litigation, the entry of other third party generic versions of PENNSAID 2% or certain substantial reductions in our PENNSAID 2% shipments over specified periods of time.

Under the Perrigo settlement agreement, Horizon also agreed not to sue or assert any claim against Perrigo for infringement of any patent or patent application owned or controlled by us during the term of the Perrigo settlement agreement based on the manufacture, use, sale, offer for sale, or importation of Perrigo’s generic version of PENNSAID 2% in the United States.

In certain circumstances following the entry of other third party generic versions of PENNSAID 2%, Horizon may be required to supply Perrigo PENNSAID 2% as our authorized distributor of generic PENNSAID 2%, with us receiving specified percentages of any net sales by Perrigo. Horizon also agreed that if Horizon enters into any similar agreements with other parties with respect to generic versions of PENNSAID 2%, Horizon will amend the Perrigo settlement agreement to provide Perrigo with terms that are no less favorable than those provided to the other parties.

On February 2, 2015, Horizon received a Paragraph IV Patent Certification against Orange Book listed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, 8,741,956, and 8,871,809 from Taro Pharmaceuticals USA, Inc. and Taro Pharmaceutical Industries, Ltd., which we refer to collectively as Taro, advising that Taro had filed an ANDA with the FDA for a generic version of PENNSAID 2%. Taro has not advised us as to the timing or status of the FDA’s review of its filing. On March 13, 2015, Horizon filed suit in the United States District Court for the District of New Jersey against Taro seeking an injunction to prevent the approval of the ANDA. The lawsuit alleges that Taro has infringed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, and 8,871,809 by filing an ANDA seeking approval from the FDA to market generic versions of PENNSAID 2% prior to the expiration of the patents. The subject patents are listed in the FDA’s Orange Book. The commencement of the patent infringement lawsuit stays, or bars, FDA approval of Taro’s ANDA for 30 months or until an earlier district court decision that the subject patents are not infringed or are invalid. The court has not yet set a trial date for the Taro action.

On March 18, 2015, Horizon received a Paragraph IV Patent Certification against Orange Book listed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, 8,741,956, and 8,871,809 from Lupin Limited, advising that Lupin Limited had filed an ANDA with the FDA for generic version of PENNSAID 2%. Lupin Limited has not advised us as to the timing or status of the FDA’s review of its filing. On April 30, 2015, Horizon filed suit in the United States District Court for the District of New Jersey against Lupin Limited, seeking an injunction to prevent the approval of the ANDA. The lawsuit alleges that Lupin Limited has infringed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, and 8,871,809 by filing an ANDA seeking approval from the FDA to market generic versions of PENNSAID 2% prior to the expiration of the patents. The subject patents are listed in the FDA’s Orange Book. The commencement of the patent infringement lawsuit stays, or bars, FDA approval of Lupin Limited’s ANDA for 30 months or until an earlier district court decision that the subject patents are not infringed or are invalid. The court has not yet set a trial date for the Lupin Limited action.

Horizon received from IGI Laboratories, Inc., which we refer to as IGI, a Paragraph IV Patent Certification dated March 24, 2015 against Orange Book listed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, 8,741,956, and 8,871,809 advising that IGI had filed an ANDA with the FDA for a generic version of PENNSAID 2%. IGI has not advised us as to the timing or status of the FDA’s review of its filing. On May 21, 2015, Horizon filed suit in the United States District Court for the District of New Jersey against IGI seeking an injunction to prevent the approval of the ANDA. The lawsuit alleges that IGI has infringed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, and 8,871,809 by filing an ANDA seeking approval from the FDA to market generic versions of PENNSAID 2% prior to the expiration of the patents. The subject patents are listed in the FDA’s Orange Book. The commencement of the patent infringement lawsuit stays, or bars, FDA approval of IGI’s ANDA for 30 months or until an earlier district court decision that the subject patents are not infringed or are invalid. The court has not yet set a trial date for the IGI action.

Horizon received from Amneal Pharmaceuticals LLC, which we refer to as Amneal, a Paragraph IV Patent Certification dated April 2, 2015 against Orange Book listed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, 8,741,956, and 8,871,809 advising that Amneal had filed an ANDA with the FDA for a generic version of PENNSAID 2%. Amneal has not advised us as to the timing or status of the FDA’s review of its filing. On May 15, 2015, Horizon filed suit in the United States District Court for the District of New Jersey against Amneal seeking an injunction to prevent the approval of the ANDA. The lawsuit alleges that Amneal has infringed U.S. Patent Nos. 8,217,078, 8,252,838, 8,546,450, 8,563,613, 8,618,164, and 8,871,809 by filing an ANDA seeking approval from the FDA to market generic versions of PENNSAID 2% prior to the expiration of the patents. The subject patents are listed in the FDA’s Orange Book. The commencement of the patent infringement lawsuit stays, or bars, FDA approval of Amneal’s ANDA for 30 months or until an earlier district court decision that the subject patents are not infringed or are invalid. The court has not yet set a trial date for the Amneal action.

Currently, patent litigation is pending in the United States District Court for the District of New Jersey against four generic companies intending to market VIMOVO before the expiration of patents listed in the Orange Book. These cases are in the United States District Court for the District of New Jersey and have been consolidated for discovery purposes. They are collectively known as the VIMOVO cases, and involve the following sets of defendants: (i) Dr. Reddy’s Laboratories Inc. and Dr. Reddy’s Laboratories Ltd., which we refer to collectively as Dr. Reddy’s; (ii) Lupin Limited and Lupin Pharmaceuticals Inc., which we refer to collectively as Lupin; (iii) Mylan Pharmaceuticals Inc., Mylan Laboratories Limited, and Mylan Inc., which we refer to collectively as Mylan; and (iv) Watson Laboratories, Inc.—Florida, known as Actavis Laboratories FL, Inc. and Actavis Pharma, Inc. Patent litigation in the United States District Court for the District of New Jersey against a fifth generic company, Anchen Pharmaceuticals Inc., or Anchen, was dismissed on June 9, 2014 after Anchen recertified under Paragraph III. Horizon understands that Dr. Reddy’s has entered into a settlement with AstraZeneca with respect to patent rights directed to Nexium for the commercialization of VIMOVO, and that according to the settlement agreement, Dr. Reddy’s is now able to commercialize VIMOVO under AstraZeneca’s Nexium patent rights. The settlement agreement, however, has no effect on the Pozen Inc., or Pozen, VIMOVO patents, which are still the subject of patent litigations. As part of our acquisition of the U.S. rights to VIMOVO, Horizon has taken over and are responsible for the patent litigations that include the Pozen patents licensed to us under the amended and restated collaboration and license agreement for the United States with Pozen.

The VIMOVO cases were filed on April 21, 2011, July 25, 2011, October 28, 2011, January 4, 2013, May 10, 2013, June 28, 2013, October 23, 2013 and May 13, 2015 and collectively include allegations of infringement of U.S. Patent Nos. 6,926,907, 8,557,285, 8,852,636, and 8,858,996. On June 18, 2015, Horizon amended the complaints to add a charge of infringement of U.S. Patent No. 8,865,190. Horizon understands the cases arise from Paragraph IV Notice Letters providing notice of the filing of ANDAs with the FDA seeking regulatory approval to market generic versions of VIMOVO before the expiration of the patents-in-suit. Horizon understands the Dr. Reddy’s notice letters were dated March 11, 2011, November 20, 2012 and April 20, 2015; the Lupin notice letters were dated June 10, 2011 and March 12, 2014; the Mylan notice letters were dated May 16, 2013 and February 9, 2015; the Actavis notice letters were dated March 29, 2013 and November 5, 2013; and the Anchen notice letter was dated September 16, 2011. The court has issued a claims construction order and has set a pretrial schedule but has not yet set a trial date.

On February 24, 2015, Dr. Reddy’s Laboratories, Inc. filed a Petition for Inter Partes Review, which we refer to as an IPR, of U.S. Patent No. 8,557,285, one of the patents in litigation in the above referenced VIMOVO cases. The U.S. Patent and Trademark Office Patent Trial and Appeal Board, which we refer to as the PTAB, has not yet issued a decision with regard to whether or not the IPR will be instituted.

On May 21, 2015, the Coalition for Affordable Drugs VII LLC filed a Petition for IPR of U.S. Patent No. 6,926,907, one of the patents in litigation in the above referenced VIMOVO cases. The PTAB has not yet issued a decision with regard to whether or not the IPR will be instituted.

On June 5, 2015, the Coalition for Affordable Drugs VII LLC filed another Petition for IPR of U.S. Patent No. 8,858,996, one of the patents in litigation in the above referenced VIMOVO cases. The PTAB has not yet issued a decision with regard to whether or not the IPR will be instituted.

On August 7, 2015, the Coalition for Affordable Drugs VII LLC filed another Petition for IPR of U.S. Patent No. 8,852,636, one of the patents in litigation in the above referenced VIMOVO cases. The PTAB has not yet issued a decision with regard to whether or not the IPR will be instituted.

On August 12, 2015, the Coalition for Affordable Drugs VII LLC filed another Petition for IPR of U.S. Patent No. 8,945,621. The PTAB has not yet issued a decision with regard to whether or not the IPR will be instituted.

On August 19, 2015, Lupin filed Petitions for IPR of each of U.S. Patent Nos. 8,858,996, 8,852,636, and 8,865,190, three of the patents in litigation in the above referenced VIMOVO cases. The PTAB has not yet issued a decision with regard to whether or not each such IPR will be instituted.

On or about December 19, 2014, Horizon filed a Notice of Opposition with the European Patent Office relating to non-patentability over prior art regarding European patent EP 2611457, to Roberto Testi, et al., covering compositions and methods for treating FA with interferon gamma, e.g., ACTIMMUNE. In the European Union, the grant of a patent may be opposed by one or more private parties.

On March 17, 2014, Hyperion received notice from Par Pharmaceutical, Inc., which we refer to as Par, that it had filed an ANDA with the FDA seeking approval for a generic version of our product RAVICTI. The ANDA contained a Paragraph IV Patent Certification alleging that two of the patents covering RAVICTI, U.S. Patent No. 8,404,215, titled “Methods of therapeutic monitoring of nitrogen scavenging drugs,” which expires in March 2032, and U.S. Patent No. 8,642,012, titled “Methods of treatment using ammonia scavenging drugs,” which expires in September 2030, are invalid and/or will not be infringed by Par’s manufacture, use or sale of the product for which the ANDA was submitted. Par did not challenge the validity, enforceability, or infringement of our primary composition of matter patent for RAVICTI, U.S. Patent No. 5,968,979 titled “Triglycerides and ethyl esters of phenylalkanoic acid and phenylalkenoic acid useful in treatment of various disorders,” which would have expired on February 7, 2015, but as to which Hyperion was granted an interim term of extension until February 7, 2016. Hyperion filed suit in the United States District Court for the Eastern District of Texas, Marshall Division, against Par on April 23, 2014 seeking an injunction to prevent the approval of Par’s ANDA and/or to prevent Par from selling a generic version of RAVICTI, and Horizon has taken over and is responsible for this patent litigation.

On April 29, 2015, Par filed petitions for IPR of the ‘215 patent and the ‘012 patent. The PTAB has not yet issued a decision with regard to whether or not the IPRs will be instituted.

Depomed Patent Litigation

In July 2013, Janssen Pharma filed patent infringement lawsuits in the U.S. District Court for the District of New Jersey against Actavis Elizabeth LLC, Actavis Inc. and Actavis LLC, which we refer to collectively as Actavis, as well as Alkem Laboratories Limited and Ascend Laboratories, LLC, which we refer to collectively as Alkem. The patent infringement claims against Actavis and Alkem relate to their respective ANDAs seeking approval to market a generic version of NUCYNTA ER before the expiration of U.S. Reissue Patent No. 39,593 (the ‘593 Patent), U.S. Patent No. 7,994,364 (the ‘364 Patent) and, as to Actavis only, U.S. Patent No. 8,309,060 (the ‘060 Patent). The lawsuit also includes patent infringement claims against Actavis and Alkem in response to their respective ANDAs seeking approval to market a generic version of NUCYNTA before the expiration of the ‘593 and ‘364 Patents. In December 2013, Janssen Pharma filed an additional complaint in the U.S. District Court for the District of New Jersey against Alkem asserting that U.S. Patent No. 8,536,130 (the ‘130 Patent) relates to Alkem’s ANDA seeking approval to market a generic version of NUCYNTA ER. In August 2014, Janssen Pharma amended the complaint against Alkem to add additional dosage strengths.

In October 2013, Janssen Pharma received a Paragraph IV Notice from Sandoz, Inc. (Sandoz) with respect to NUCYNTA related to the ‘364 Patent, and a Paragraph IV Notice from Roxane Laboratories, Inc. (Roxane) with respect to NUCYNTA related to the ‘364 and ‘593 Patents. In response to those notices, Janssen Pharma filed an additional complaint in the U.S. District Court for the District of New Jersey against Roxane and Sandoz asserting the ‘364 Patent against Sandoz and the ‘364 and ‘593 Patents against Roxane. In April 2014, Janssen Pharma and Sandoz entered into a joint stipulation of dismissal of the case against Sandoz, based on Sandoz’s agreement not to market a generic version of NUCYNTA products prior to the expiration of the asserted patents. In June 2014, in response to a Paragraph IV Notice from Roxane with respect to NUCYNTA ER, Janssen Pharma filed an additional complaint in the U.S. District Court for the District of New Jersey asserting the ‘364, ‘593, and ‘130 Patents against Roxane.

In July 2014, in response to a Paragraph IV Notice from Watson Laboratories, Inc. (Watson) with respect to the NUCYNTA oral solution product and the ‘364 and ‘593 Patents, Janssen Pharma filed a lawsuit in the U.S. District Court for the District of New Jersey asserting the ‘364 and ‘593 Patents against Watson.

At the time that the foregoing complaints were filed, Janssen Pharma was an exclusive U.S. licensee of the patents referred to above. On April 2, 2015, Depomed acquired the U.S. rights to the NUCYNTA ER and NUCYNTA from Janssen Pharma. As part of the acquisition, Depomed became the exclusive U.S. licensee of the patents referred to above. Depomed has since been added as a plaintiff to the pending ANDA lawsuits involving NUCYNTA ER and NUCYNTA. No trial date has been set.

Between March 2012 and May 2012, Depomed filed lawsuits in the U.S. District Court for the District of New Jersey in response to six ANDAs filed by companies seeking to market generic versions of 300mg and 600mg dosage strengths of Gralise prior to the expiration of Depomed’s patents listed in the Orange Book for Gralise. The lawsuits were consolidated for purposes of all pretrial proceedings. Depomed’s lawsuits against two of the six Gralise ANDA filers, Impax Laboratories and Watson Laboratories, have been dismissed as a result of the withdrawal of the ANDAs from consideration by the FDA. Depomed’s lawsuit against another ANDA filer, Par, has been dismissed because the ANDA filer no longer seeks approval of its Gralise ANDA prior to the expiration of Depomed’s Gralise Orange Book-listed patents. In April 2014, Depomed entered into settlement agreements with Incepta Pharmaceuticals and Abon Pharmaceuticals LLC, which we refer to collectively as Incepta, and with Zydus Pharmaceuticals USA Inc. and Cadila Healthcare Limited, which we refer to collectively as Zydus, pursuant to which Incepta and Zydus may begin selling generic versions of Gralise on January 1, 2024, or earlier under certain circumstances.

A bench trial involving the Actavis defendants was completed on May 20, 2014 as to U.S. Patent Nos. 6,635,280; 6,488,962; 7,438,927; 7,731,989; 8,192,756; 8,252,332; and 8,333,992, which expire between September 2016 and February 2024. In August 2014, the court ruled in Depomed’s favor, finding that Actavis infringed all patent claims that Depomed asserted and upholding the validity of the patents. On September 15, 2014, Actavis filed a notice appealing the decision to the U.S. Court of Appeals for the Federal Circuit. On February 2, 2015, Actavis filed its opening brief with the U.S. Court of Appeals for the Federal Circuit. On April 10, 2015, Actavis and Depomed entered into a settlement agreement subject to review by the DOJ and the FTC, and the entry of orders dismissing the appeal and related federal district court litigation. By the terms of this agreement, Actavis’s pending appeal is dismissed and Actavis may begin selling the generic versions of Gralise on January 1, 2024, or earlier under certain circumstances.

In November 2010, the FDA granted Gralise Orphan Drug designation for the management of PHN, but did not recognize Orphan drug exclusivity for Gralise in January 2011 when Gralise was approved for marketing in the U.S. In September 2012, Depomed filed an action in federal district court for the District of Columbia against the FDA seeking an order requiring the FDA to grant Gralise Orphan Drug exclusivity for the management of PHN. Briefing in the case was completed in March 2013 and a hearing on the summary judgment motion was held in August 2013. In September 2014, the court issued an order granting Depomed’s request for summary judgment, and ordering the FDA to grant Orphan Drug exclusivity for Gralise for the management of PHN, which the FDA did formally in October 2014. On November 3, 2014, the FDA filed a notice appealing the order to the U.S. Court of Appeals for the Federal Circuit. On November 5, 2014, the government dismissed its appeal.

Depomed has sued Purdue Pharma and Endo Pharmaceuticals, which we refer to as Endo, for patent infringement in separate lawsuits filed in the U.S. District Court for the District of New Jersey. The lawsuits arise from Purdue’s commercialization of reformulated OxyContin® (oxycodone hydrochloride controlled-release) in the U.S. and Endo’s commercialization of OPANA® ER (oxymorphone hydrochloride extended-release) in the U.S. Depomed sued Purdue in January 2013 for infringement of U.S. Patent Nos. 6,340,475 (the ‘475 Patent) and 6,635,280 (the ‘280 Patent), which expire in September 2016. Depomed sued Endo in April 2013 for infringement of the ‘475 Patent, the ‘280 Patent and U.S. Patent No. 6,723,340 (the ‘340 Patent), which expires in October 2021. The Purdue and Endo lawsuits have been stayed pending completion of the Endo IPRs described below.

In response to two petitions filed by Purdue and six petitions filed by Endo, the PTAB has instituted an IPR of certain of the claims asserted in Depomed’s lawsuits against Purdue and Endo. An IPR is a proceeding that became available in September 2012 in accordance with the America Invents Act. In an IPR, a petitioner may request that the PTAB reconsider the validity of issued patent claims on the basis of prior art in the form of printed publications and other patents. Any patent claim the PTAB determines to be unpatentable is stricken from the challenged patent. Any party may appeal final written decisions of the PTAB to the U.S. Court of Appeals for the Federal Circuit, but the PTAB’s decisions denying institution of an IPR are non-appealable. Accordingly, if the PTAB finds a challenged claim patentable, or declines to institute an IPR as to a challenged claim, the IPR petitioner is estopped from asserting in a patent infringement lawsuit that these claims are invalid on any ground the petitioner raised or reasonably could have raised in the IPR.

In the Purdue IPRs, on July 10, 2014, the PTAB declined to institute an IPR as to two claims of the ‘475 patent and two claims of the ‘280 Patent. The PTAB instituted an IPR as to the other 15 claims of the ‘475 Patent and as to the other 10 claims of the ‘280 Patent asserted against Purdue. On October 14, 2014, Depomed submitted written responses to the Petitions, and on December 22, 2014, Purdue submitted replies. A PTAB hearing was held on March 19, 2015. On July 8, 2015, the PTAB issued final decisions confirming the patentability of all claims at issue.

Endo filed two IPR petitions for each of the ‘475 Patent, the ‘280 Patent and the ‘340 Patent. The PTAB declined to institute an IPR as to three of Endo’s petitions. The PTAB also declined to institute an IPR as to five claims of the ‘475 Patent, three claims of the ‘280 Patent and one claim of the ‘340 Patent in the Endo IPRs. The PTAB instituted an IPR as to the other 13 claims of the ‘475 Patent, as to the other ten claims of the ‘280 Patent and as to the other eight claims of the ‘340 patent asserted against Endo. The PTAB also declined to institute an IPR as to a number of Endo’s requested grounds. Discovery is complete, and oral arguments were heard on June 15, 2015. The PTAB’s final written decisions in these IPRs are expected not later than September 29, 2015.

On June 28, 2013, Depomed received from Banner a Notice of Certification for U.S. Patent Nos. 6,365,180; 7,662,858; 7,884,095; 7,939,518; and 8,110,606 under 21 U.S.C. § 355 (j)(2)(A)(vii)(IV), which we refer to as the Zipsor Paragraph IV Letter, certifying that Banner has submitted and the FDA has accepted for filing an ANDA for diclofenac potassium capsules, 25mg. The letter states that the Banner ANDA product contains the required bioavailability or bioequivalence data to Zipsor and certifies that Banner intends to obtain FDA approval to engage in commercial manufacture, use or sale of Banner’s ANDA product before the expiration of the above identified patents, which are listed for Zipsor in the Orange Book. U.S. Patent No. 6,365,180 expires in 2019 and U.S. Patent Nos. 7,662,858; 7,884,095; 7,939,518; and 8,110,606 expire in 2029. The Zipsor Paragraph IV letter indicates Banner has granted to Watson Laboratories Inc. (Watson) exclusive rights to Banner’s proposed generic Zipsor product.

On July 26, 2013, Depomed filed a lawsuit in the U.S. District Court for District of New Jersey against Banner and Watson for infringement of the patents identified above. The lawsuit was commenced within the 45 days required to automatically stay, or bar, the FDA from approving Banner’s ANDA for 25 mg diclofenac for 30 months or until a district court decision that is adverse to Depomed, whichever may occur earlier. Absent a court order, the 30-month stay would be expected to expire in December 2015.

On April 2, 2014, Depomed filed an amended complaint to include infringement of U.S. Patent Nos. 6,287,594 and 8,623,920, which were recently added to the Orange Book listing for Zipsor and expire in 2019 and 2029, respectively. The Court heard arguments for patent claim construction on March 3, 2015, and issued an order on March 26, 2015, in favor of Depomed’s construction for all disputed terms. In May of 2015, the parties entered into a settlement agreement subject to review by the DOJ and the FTC. By the terms of this agreement, Watson may begin selling the generic version of Zipsor on March 24, 2022, or earlier under certain circumstances. On June 4, 2015, the Court entered an order staying the case pending the regulatory approval of the settlement agreement.

Regulatory Approvals

In addition to the approvals and clearances described in the Competition Laws Condition, the offer and the second-step merger may also be subject to review by government authorities and other regulatory agencies, including in jurisdictions outside the United States. Horizon intends to identify such authorities and jurisdictions as soon as practicable and to file as soon as practicable thereafter all notifications that it determines are necessary or advisable under the applicable laws, rules and regulations of the respective identified authorities, agencies and jurisdictions for the consummation of the offer and/or the second-step merger and to file all post-completion notifications that it determines are necessary or advisable as soon as practicable after completion has taken place.

Source and Amount of Funds

Horizon will issue Horizon ordinary shares as consideration for the shares of Depomed common stock tendered pursuant to the offer. See the section of this prospectus/offer to exchange titled “The Offer.” Horizon estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger will be approximately $725 million (inclusive of transaction fees and expenses, including fees associated with refinancing Depomed’s existing credit facilities, but exclusive of litigation expenses and exclusive of any cash and cash equivalents from Depomed and exclusive of Depomed transactions costs). The estimated amount of cash required is based on Horizon’s due diligence review of Depomed’s publicly available information to date and is subject to change. For a further discussion of the risks relating to Horizon’s limited due diligence review, see the section of this prospectus/offer to exchange titled “Risk Factors—Risk Factors Relating to the Offer and the Second-Step Merger.”

Horizon expects to have sufficient cash resources available to complete the transactions contemplated by the offer and the second-step merger. In addition to cash on hand, Horizon currently intends to borrow or otherwise finance up to $175 million to complete the acquisition of Depomed, to pay fees, expenses and amounts related to such acquisition and to fund certain short-term cash obligations of the combined company, including working capital.

Horizon cannot provide any assurances that additional financing will be available when and as needed or on terms that Horizon believes to be commercially reasonable. If Horizon cannot obtain such funding on terms Horizon considers to be reasonable, Horizon may seek other methods to increase available cash, including by delaying, reducing or otherwise foregoing potential revenue enhancing activities, which could have an adverse effect on Horizon’s business, operating results or financial condition.

The unaudited pro forma balance sheet is adjusted to reflect the debt expected to be issued of $175 million, and it is assumed that Horizon will incur approximately $1.8 million of debt discount. The pro forma interest expense reflects an estimated interest rate of 4.5%.

As of June 30, 2015, Horizon had approximately $667 million of cash and cash equivalents on hand (as reported in Horizon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015). For a further discussion of the risks relating to Horizon’s debt obligations, see the section of this prospectus/offer to exchange titled “Risk Factors—Risk Factors Relating to Horizon Following the Offer.”

Certain Relationships with Depomed and Interest of Horizon and Horizon’s Executive Officers and Directors in the Offer

Except as set forth in this prospectus/offer to exchange, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates or any of the other persons set forth in Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Depomed, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as otherwise described in this prospectus/offer to exchange, there have been no contacts, negotiations or transactions during the past two years, between us or, to the best of our knowledge, any of the persons listed on Schedule I to this prospectus/offer to exchange, on the one hand, and Depomed or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

As of the date of the offer, Horizon, through its indirect wholly-owned subsidiary, Horizon Pharma, Inc., owns 2,250,000 shares of Depomed common stock, representing approximately 3.7% of the outstanding shares of Depomed common stock as of July 30, 2015. The 2,250,000 shares of Depomed common stock were acquired by Horizon through ordinary brokerage transactions on the open market as set forth on Schedule II to this prospectus/offer to exchange. With the exception of the transactions in the last 60 days described in Schedule II, Horizon has not effected any transaction in securities of Depomed in the past 60 days.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Horizon and certain other information are set forth in Schedule I to this prospectus/offer to exchange. Except as described in this prospectus/offer to exchange and in Schedule I hereto, none of Horizon or, after due inquiry and to the best knowledge and belief of Horizon, any of the persons listed on Schedule I to this prospectus/offer to exchange, has during the last five years (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Except as set forth in this prospectus/offer to exchange, to Horizon’s knowledge, after reasonable inquiry, none of the persons listed on Schedule I to this prospectus/offer to exchange, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of Depomed or has effected any transaction in securities of Depomed during the past 60 days.

We do not believe that the offer and the second-step merger will result in a change in control under any of Horizon’s equity plans or any agreement between Horizon and any of its employees (including the persons listed on Schedule I to this prospectus/offer to exchange). As a result, no stock options or other outstanding equity awards held by such persons will vest as a result of the offer and the second-step merger, nor will any employee (including the persons listed on Schedule I to this prospectus/offer to exchange) have any rights to enhanced severance payments or benefits upon certain types of terminations following the offer and the second-step merger.

Fees and Expenses

Horizon has retained MacKenzie Partners, Inc., which we refer to as the information agent, in connection with the offer. The information agent may contact holders of shares of Depomed common stock by mail, telephone, facsimile, the Internet, e-mail, newspapers and other publications of general distribution and in person and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the offer to beneficial owners of shares of Depomed common stock. Horizon will pay the information agent a customary fee for these services and the solicitation and advisory services described below, in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Horizon agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer.

In addition, Horizon has retained Computershare Trust Company, N.A. as the exchange agent in connection with the offer. Horizon will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses.

Except as set forth above, Horizon will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. Horizon will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

The proposed combination with Depomed would be accounted for under the acquisition method of accounting under U.S. generally accepted accounting principles, with Horizon being the accounting acquirer, which means that Depomed’s results of operations will be included with Horizon’s results of operations from the closing date and Depomed’s consolidated assets and liabilities will be recorded at their fair values at the same date.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statement of operations for each of the fiscal year ended December 31, 2014 and for the six months ended June 30, 2015 have been prepared by Horizon and give effect to the following transactions as if they had occurred on January 1, 2014:

(i)	The proposed acquisition of Depomed, which we refer to as the Depomed Acquisition, including the $175 million of new Horizon debt financing currently contemplated, which we refer to as the new Horizon debt financing, the extinguishment of Depomed’s outstanding senior notes and the conversion of Depomed’s outstanding convertible notes;

(ii)	Horizon’s acquisition of Hyperion Therapeutics, Inc., which we refer to as Hyperion, through the merger of Ghrian Acquisition Inc., a wholly-owned subsidiary of Horizon Pharma, Inc., which we refer to as HPI, with and into Hyperion, with Hyperion continuing as the surviving corporation and as an indirect wholly-owned subsidiary of HPI, which we refer to as the Hyperion Acquisition;

(iii)	the April 2015 equity offering by Horizon of 17,652,500 ordinary shares, which we refer to as the Equity Offering;

(iv)	Horizon’s March 2015 private placement of $400 million in aggregate principal amount of Horizon Exchangeable Senior Notes;

(v)	Horizon’s April 2015 private placement of $475 million in aggregate principal amount of 6.625% Senior Notes due 2023, which we refer to as the Horizon Senior Unsecured Notes;

(vi)	Horizon’s entry into a five-year $400 million term loan facility on May 7, 2015, which we refer to as the Horizon Senior Secured Term Loan;

(vii)	the acquisition by Depomed of the U.S. rights to NUCYNTA ER and NUCYNTA, which we refer to as the U.S. NUCYNTA Business, from Janssen on April 2, 2015, which we refer to as the NUCYNTA Acquisition; and

(viii)	the merger of the businesses of HPI and Vidara on September 19, 2014, which we refer to as the Vidara Merger, including the issuance of 31,350,000 Horizon ordinary shares.

Transactions (ii) to (vi) (inclusive) relate to the Hyperion Acquisition.

The unaudited pro forma condensed combined balance sheet as of June 30, 2015 combines the historical consolidated balance sheets of Horizon and Depomed, giving effect to the proposed combination with Depomed, including the new Horizon debt financing, the extinguishment of Depomed’s outstanding senior notes (as if such repayment had occurred on June 30, 2015) and the conversion of Depomed’s outstanding convertible debt (as if such conversion had occurred on June 30, 2015 but giving effect to certain adjustments to the conversion ratio due to the completion of the exchange offer).

Horizon is not affiliated with Depomed and has not had the cooperation of Depomed’s management or the ability to conduct independent due diligence on Depomed or its business in the preparation of these unaudited pro forma condensed combined financial statements. Horizon has not received information from Depomed concerning its business and financial condition for any purpose, including preparing these unaudited pro forma condensed combined financial statements. Accordingly, these unaudited pro forma condensed combined financial statements have been prepared by Horizon based on publicly available information, including Depomed’s financial statements, filings with the SEC and other publicly available information. Actual facts and circumstances regarding Depomed or its business that are unknown to Horizon may result in adjustments, including material adjustments, to the pro forma financial statements.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the aforementioned transactions, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements are based on and should be read in conjunction with:

•	the historical unaudited consolidated financial statements of Horizon included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015;

•	the historical consolidated financial statements of Horizon included in its Annual Report on Form 10-K for the year ended December 31, 2014;

•	the historical unaudited consolidated financial statements of Hyperion included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015;

•	the historical consolidated financial statements of Hyperion included in its Annual Report on Form 10-K for the year ended December 31, 2014;

•	the historical combined financial statements of Vidara included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014;

•	the historical unaudited consolidated financial statements of Depomed included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015;

•	the historical consolidated financial statements of Depomed included in its Annual Report on Form 10-K for the year ended December 31, 2014; and

•	the historical special purpose combined financial statements relating to the U.S. NUCYNTA Business and the unaudited pro forma condensed combined financial statements giving effect to the NUCYNTA Acquisition, included in Depomed’s Current Report on Form 8-K/A filed on June 10, 2015.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transactions, including the proposed acquisition of Depomed, been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

The Depomed Acquisition will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (which we refer to as ASC) 805, “Business Combinations” (which we refer to as ASC 805). The Hyperion Acquisition has been accounted for as a business combination and the Vidara Merger has been accounted for as a reverse acquisition under the acquisition method of accounting under the provisions of ASC 805.

The pro forma adjustments are preliminary and are based upon the best available information and certain assumptions that Horizon’s management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information.

Under ASC 805, assets acquired and liabilities assumed are generally recorded at their acquisition date fair value. The preliminary fair value of identifiable tangible assets acquired, excluding inventory, and liabilities assumed from the Depomed Acquisition are based on their carrying value as of June 30, 2015. The preliminary fair value of inventories are recorded at their current fair values. The preliminary fair value of intangible assets acquired and contingent royalty liabilities assumed has been estimated using the income approach through a discounted cash flow analysis. After the closing of the Depomed Acquisition, Horizon will update the preliminary purchase price allocation based upon the fair market values as of the closing date of the Depomed Acquisition. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the estimated fair values of developed technology intangible assets and certain other assets and liabilities. Such a valuation required estimates and assumptions including, but not limited to, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Horizon’s management believes the estimated fair values that would be recognized for the assets acquired and the liabilities assumed are based on reasonable estimates and assumptions. However, the unaudited pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed, and such further adjustments may be material.

Certain financial information of Depomed, Hyperion and Vidara, as presented in their respective consolidated financial statements, has been reclassified to conform to the historical presentation in Horizon’s consolidated financial statements for purposes of preparation of the unaudited pro forma condensed combined financial information. See Notes 4, 5 and 6 for additional information on the reclassifications that were made to derive the “Historical Vidara (after conforming reclassifications),” “Historical Hyperion (after conforming reclassifications)” and “Historical Depomed (after conforming reclassifications and the NUCYNTA Acquisition)” columns in the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2015

(In thousands, except for share data)

	Historical Horizon Pharma plc	Historical Depomed (after conforming reclassifications) (see Note 6)	Depomed Acquisition Adjustments			Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$667,057	$94,094	$169,250	7	(A)	$165,248
			28,465	7	(B)
			(71,813)	7	(C)
			(450)	7	(C)
			(28,246)	7	(D)
			(693,109)	7	(F)
Restricted cash	600	—	—			600
Marketable securities	—	23,906	(23,906)	7	(B)	—
Accounts receivable, net	182,868	42,145	—			225,013
Receivables from collaborative partners	—	747	—			747
Inventories, net	20,299	10,376	32,100	7	(E)	62,775
Income taxes receivable	—	13,891	—			13,891
Prepaid expenses and other current assets	11,620	19,798	—			31,418
Deferred tax assets, current	15,767	9,601	8,314	7	(E)	33,682

Total current assets	898,211	214,558	(579,395)			533,374
Marketable securities, long-term	—	4,559	(4,559)	7	(B)	—
Property and equipment, net	9,773	16,013	—			25,786
Developed technology, net	1,692,057	—	3,350,000	7	(E)	5,042,057
In-process research and development	66,000	—	—			66,000
Other intangible assets, net	7,466	1,062,579	(1,062,579)	7	(E)	7,466
Goodwill	259,565	—	1,104,910	7	(E)	1,364,475
Deferred tax assets, net, non-current	—	—	—			—
Other assets	9,615	7,445	4,000	7	(A)	14,392
			(453)	7	(F)
			(6,215)	7	(G)

Total assets	$2,942,687	$1,305,154	$2,805,709			$7,053,550

Liabilities and Shareholders’ Equity
Current liabilities:
Long-term debt—current portion	$4,000	$—	$1,750	7	(A)	$5,750
Accounts payable	26,224	1,684	—			27,908
Accrued expenses	79,246	46,659	—			125,905
Accrued trade discounts and rebates	136,836	56,585	—			193,421
Accrued royalities—current portion	42,574	9,548	50,400	7	(E)	102,522
Deferred revenues—current portion	2,019	—	—			2,019
Contingent consideration liability	—	2,482	3,018	7	(E)	5,500
Deferred tax liabilities, net	—	—	—			—
Other current liabilities	—	1,098	—			1,098

Total current liabilities	290,899	118,056	55,168			464,123

Long-term liabilities:
Exchangeable notes, net	274,305	236,315	(236,315)	7	(G)	274,305
Long-term debt, net, net of current	858,593	562,516	171,500	7	(A)	1,030,093
			(562,516)	7	(F)
Accrued royalties, net of current	128,913	—	569,600	7	(E)	698,513
Contingent consideration liability	—	12,238	10,262	7	(E)	22,500
Deferred revenues, net of current	10,004	—	—			10,004
Deferred tax liabilities, net, non-current	121,039	18,994	624,008	7	(E)	764,041
Other long-term liabilities	4,967	10,937	—			15,904

Total Long-term liabilities	1,397,821	841,000	576,539			2,815,360

Shareholders’ Equity
Ordinary shares, $0.0001 nominal value; 300,000,000 shares authorized; 158,732,528 shares issued and 158,348,162 shares outstanding at June 30, 2015; 232,100,289 shares issued and 231,715,923 shares outstanding at June 30, 2015 pro forma	16	252,635	(252,635)	7	(H)	16
Treasury stock, 384,366 ordinary shares	(4,585)	—	—			(4,585)
Additional paid-in capital	1,969,750	79,067	(79,067)	7	(H)	4,518,096
			2,548,346	7	(C)
Accumulated other comprehensive loss	(2,756)	(32)	32	7	(H)	(2,756)
(Accumulated deficit) retained earnings	(708,458)	14,428	(14,428)	7	(H)	(736,704)
			(28,246)	7	(D)

Total shareholders’ equity	1,253,967	346,098	2,174,002			3,774,067

Total liabilities and shareholders’ equity	$2,942,687	$1,305,154	$2,805,709			$7,053,550

See the accompanying notes to the unaudited pro forma condensed combined financial information, which are an integral part of these pro forma financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2015

(In thousands, except for share and per share data)

	Historical Horizon plc	Historical Hyperion Period Ended May 6, 2015 (see Note 5)	Hyperion and Vidara Acquisition Accounting Adjustments			Horizon Subtotal (after Hyperion Acquisition)	Historical Depomed (after conforming reclassifications and the NUCYNTA Acquisition) (see Note 6)	Depomed Acquisition Adjustments			Pro Forma Combined
Net sales	$285,962	$39,473	$—			$325,435	$170,924	$—			$496,359
Royalties	—	—	—			—	742	—			742

Total revenues	285,962	39,473	—			325,435	171,666	—			497,101
Cost of goods sold	90,679	5,636	31,927	8	(A)	121,724	92,603	167,339	8	(G)	381,666
			(6,495)	8	(B)
			(23)	8	(C)

Gross profit	195,283	33,837	(25,409)			203,711	79,063	(167,339)			115,435

Operating Expenses:
Research and development	15,103	13,419	(94)	8	(C)	28,428	12,677	—			41,105
Sales and marketing	105,119	6,052	—			111,171	—	—			111,171
General and administrative	103,470	30,663	(40,226)	8	(C)	93,907	99,047	—			192,954

Total operating expenses	223,692	50,134	(40,320)			233,506	111,724	—			345,230

Operating loss	(28,409)	(16,297)	14,911			(29,795)	(32,661)	(167,339)			(229,795)

Other (Expense) Income, Net:
Interest expense, net	(29,480)	(427)	(13,785)	8	(D)	(43,692)	(43,716)	38,316	8	(H)	(49,092)
Loss on induced conversion of debt and debt extinguishment	(77,624)	(1,460)	56,808	8	(E)	(20,816)	—	—			(20,816)
			1,460	8	(E)
Foreign exchange loss	(924)	—	—			(924)	—	—			(924)
Other, net	(10,069)	4,449	10,000	8	(C)	4,380	—	—			4,380

Total other expense, net	(118,097)	2,562	54,483			(61,052)	(43,716)	38,316			(66,452)
Loss before (benefit) expense for income taxes	(146,506)	(13,735)	69,394			(90,847)	(76,377)	(129,023)			(296,247)
(Benefit) expense for income taxes	(158,767)	1,609	27,064	8	(F)	(130,094)	(29,865)	(50,319)	8	(F)	(210,278)

Net Income (Loss)	$12,261	$(15,344)	$42,330			$39,247	$(46,512)	$(78,704)			$(85,969)

Net income (loss) per ordinary share—basic	$0.09										$(0.41)
Weighted average ordinary shares—basic	138,369,537										211,737,298
Net income (loss) per ordinary share—diluted	$0.08										$(0.41)
Weighted average ordinary shares—diluted	145,031,882										211,737,298

See the accompanying notes to the unaudited pro forma condensed combined financial information, which are an integral part of these pro forma financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014

(In thousands, except for share and per share data)

	Historical Horizon Pharma plc	Historical Vidara (after conforming reclassifications) (see Note 4)	Vidara Acquisition Accounting Adjustments			Historical Hyperion (after conforming reclassifications) (see Note 5)	Hyperion Acquisition Accounting Adjustments			Horizon Subtotal (after Vidara Merger and Hyperion Acquisition)	Historical Depomed (after NUCYNTA Acquisition and conforming reclassifications) (see Note 6)	Depomed Acquisition Accounting Adjustments			Pro Forma Combined
Net sales	$296,955	$50,565	$—			$113,584	$—			$461,104	$285,337	$—			$746,441
Royalties	—	—	—			—	—			—	1,821	—			1,821
License and other revenue	—	—	—			—	—			—	31,515	—			31,515
Non-cash PDL royalty revenue	—	—	—			—	—			—	242,808	—			242,808

Total revenues	296,955	50,565	—			113,584	—			461,104	561,481	—			1,022,585
Cost of goods sold	78,753	11,290	28,955	9	(A)	18,353	91,476	9	(I)	217,762	176,342	333,303	9	(N)	727,407
			(11,065)	9	(L)

Gross profit	218,202	39,275	(17,890)			95,231	(91,476)			243,342	385,139	(333,303)			295,178

Operating Expenses:
Research and development	17,460	2,799	(414)	9	(M)	20,715	—			40,560	31,143	—			71,703
Sales and marketing	120,276	17,664	(8,600)	9	(M)	17,367	—			146,707	—	—			146,707
General and administrative	88,957	8,253	(40,227)	9	(C)	31,155	—			79,659	165,216	—			244,875
			(5,102)	9	(M)
			(3,377)	9	(B)
Goodwill impairment	—	—	—			30,201	—			30,201	—	—			30,201
Depreciation and amortization	—	487	(487)	9	(E)	—	—			—	—	—			—

Total operating expenses	226,693	29,203	(58,207)			99,438	—			297,127	196,359	—			493,486

Operating (loss) income	(8,491)	10,072	40,317			(4,207)	(91,476)			(53,785)	188,780	(333,303)			(198,308)

Other (Expense) Income, Net:
Interest expense, net	(23,826)	(605)	—			(1,046)	(70,742)	9	(F)	(96,774)	(72,823)	61,597	9	(O)	(108,000)
							(555)	9	(K)
Non-cash interest expense on PDL liability	—	—	—			—	—			—	(14,646)				(14,646)
Loss on induced conversion of debt and debt extinguishment	(29,390)	—	—			—	—			(29,390)	—	—			(29,390)
Foreign exchange (loss) gain	(3,905)	11	—			—	—			(3,894)	—	—			(3,894)
Loss on derivative fair value	(214,995)	—	—			—	—			(214,995)	—	—			(214,995)
Bargain purchase gain	22,171	—	(22,171)	9	(G)	—	—			—	—	—			—
Other, net	(11,251)	(298)	8,222	9	(D)	(699)	—			(4,026)	215	—			(3,811)

Total other expense, net	(261,196)	(892)	(13,949)			(1,745)	(71,297)			(349,079)	(87,254)	61,597			(374,736)
(Loss) income before (benefit) expense for income taxes	(269,687)	9,180	26,368			(5,952)	(162,773)			(402,864)	101,526	(271,706)			(573,044)
(Benefit) expense for income taxes	(6,084)	881	(77)	9	(H)	303	(63,481)	9	(J)	(68,458)	38,945	(105,965)	9	(J)	(135,478)

Net (Loss) Income	$(263,603)	$8,299	$26,445			$(6,255)	$(99,292)			$(334,406)	$62,581	$(165,741)			$(437,566)

Weighted average ordinary shares	83,751,129														174,771,390
Net loss per ordinary share—basic and diluted	$(3.15)														$(2.50)

See the accompanying notes to the unaudited pro forma condensed combined financial information, which are an integral part of these pro forma financial statements.

1.	Description of pro forma transactions

Proposed Acquisition of Depomed. On July 7, 2015, Horizon announced its original proposal to acquire all of the outstanding shares of common stock of Depomed for a per share consideration of $29.25 in an all-stock transaction valued at approximately $3.0 billion. On July 21, 2015, Horizon increased the value of its all-stock proposal to acquire all of the outstanding shares of common stock of Depomed to $33.00 per share, contingent on Depomed entering into good faith discussions regarding a transaction. The $33.00 per share offer represented a premium of approximately 60% to the closing price of shares of Depomed common stock on July 6, 2015. Subsequently, on August 13, 2015, Horizon confirmed its offer to acquire Depomed for $33.00 per share in Horizon ordinary shares and fixing the exchange ratio of such offer at 0.95 Horizon ordinary shares for each share of Depomed common stock based on the 15-day volume weighted average price of a Horizon ordinary share as of August 12, 2015, or $34.74 per share. The Depomed Acquisition adjustments in the unaudited pro forma condensed combined financial statements assume that each outstanding share of Depomed common stock will be converted in connection with the Depomed Acquisition into 0.95 Horizon ordinary shares, the entry into a new Horizon debt financing of approximately $175 million, the extinguishment of Depomed’s outstanding senior notes and the conversion of Depomed’s outstanding convertible notes.

Hyperion Acquisition. On May 7, 2015, Horizon completed its acquisition of Hyperion in which Horizon acquired all of the issued and outstanding shares of Hyperion’s common stock for $46.00 per share in cash or approximately $1.1 billion on a fully-diluted basis. Following the completion of the acquisition, Hyperion became a wholly-owned subsidiary of Horizon and was renamed as Horizon Therapeutics, Inc.

Horizon Exchangeable Senior Notes. On March 13, 2015, Horizon Pharma Investment Limited, a wholly-owned subsidiary of Horizon, completed its private placement of $400 million in aggregate principal amount of Horizon Exchangeable Senior Notes to several investment banks acting as initial purchasers who subsequently resold the Horizon Exchangeable Senior Notes to qualified institutional buyers as defined in Rule 144A under the Securities Act.

Equity Offering. On April 21, 2015, Horizon closed its underwritten public offering of 17,652,500 of its ordinary shares at a price to the public of $28.25 per share. The net proceeds to Horizon from such offering were approximately $475.2 million, after deducting underwriting discounts and other offering expenses payable by Horizon.

Horizon Senior Unsecured Notes. On April 29, 2015, Horizon Pharma Financing Inc., a wholly-owned subsidiary of Horizon, completed a private placement of $475 million in aggregate principal amount of Horizon Senior Unsecured Notes to certain investment banks acting as initial purchasers who subsequently resold the Horizon Senior Unsecured Notes to qualified institutional buyers as defined in Rule 144A under the Securities Act and in offshore transactions to non-U.S. persons in reliance on Regulation S under the Securities Act.

Horizon Senior Secured Term Loan. On May 7, 2015, HPI, Horizon and certain of its subsidiaries entered into a credit agreement, which we refer to as the Credit Agreement, with Citibank, N.A., as administrative and collateral agent, and the lenders from time to time party thereto providing for (i) the five-year $400 million Horizon Senior Secured Term Loan; (ii) an uncommitted accordion facility subject to the satisfaction of certain financial and other conditions; and (iii) one or more uncommitted refinancing loan facilities with respect to loans thereunder. The initial borrower under the Horizon Senior Secured Term Loan is HPI. The Credit Agreement allows for Horizon and certain other subsidiaries of Horizon to become borrowers under the accordion or refinancing facilities. Loans under the Horizon Senior Secured Term Loan bear interest, at each borrower’s option, at a rate equal to either the London Inter-Bank Offer Rate, which we refer to as LIBOR, plus an applicable margin of 3.5% per year (subject to a 1.0% LIBOR floor), or the adjusted base rate plus 2.5%. The adjusted base rate is defined as the greater of (a) LIBOR (using one-month interest period) plus 1%, (b) prime rate, (c) fed funds plus 1/2 of 1%, and (d) 2%. Horizon borrowed the full $400 million available under the Horizon Senior Secured Term Loan on May 7, 2015 as a LIBOR-based borrowing.

Vidara Merger. On September 19, 2014, Horizon acquired Vidara for $601.4 million, comprised of the $387.8 million market value of the 31,350,000 Horizon ordinary shares that were held by prior Vidara shareholders immediately following the closing of the Vidara Merger plus the cash consideration of $213.6 million.

2.	Basis of presentation

The historical consolidated financial information of Horizon has been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the pro forma transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the results of operations.

The Depomed Acquisition is being accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805. The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The adjustments to reflect the acquisition method of accounting are preliminary and are based upon the best available information and certain assumptions which management believes are reasonable under the circumstances.

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurement” (which we refer to as ASC 820), as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could result in different assumptions that would in turn result in a range of alternative estimates using the same facts and circumstances.

Cash and cash equivalents, investments, and other tangible assets and liabilities. The carrying amounts of tangible assets and liabilities were valued at their respective carrying amounts as management believes that these amounts approximate their current fair values.

Inventories. Inventories acquired included raw materials and finished goods. Inventories are recorded at their current fair values. Fair value of finished goods has been determined based on the estimated selling price, net of selling costs and a margin on the selling costs. Fair value of raw materials has been estimated to equal the replacement cost.

Developed technology. Developed technology intangible assets reflect the estimated value of Depomed’s rights to its currently marketed products, CAMBIA, Gralise, Lazanda, NUCYNTA and Zipsor. The fair value of developed technology was determined using an income approach. The income approach explicitly recognizes that the fair value of an asset is premised upon the expected receipt of future economic benefits such as earnings and cash inflows based on current sales projections and estimated direct costs for Hyperion’s product line. Indications of value are developed by discounting these benefits to their present worth at a discount rate that reflects the current return requirements of the market. The fair value of the CAMBIA, Gralise, Lazanda, NUCYNTA and Zipsor developed technologies will be capitalized as of the Depomed Acquisition date and subsequently amortized over 6-8 years, which are the periods in which over 90% of the estimated cash flows for each product are expected to be realized.

Goodwill. Goodwill represents the excess of the preliminary acquisition consideration over the estimated fair values of net assets acquired.

Deferred tax assets and liabilities. Deferred tax assets and liabilities arise from acquisition accounting adjustments where book values of certain assets and liabilities differ from their tax bases. Deferred tax assets and liabilities are recorded at the currently enacted rates which will be in effect at the time when the temporary differences are expected to reverse in the country where the underlying assets and liabilities are located. Horizon understands that Depomed’s developed technology is currently located primarily in the United States where a U.S. tax rate of 39% is being utilized and a deferred tax liability is recorded. Upon consummation of the Depomed Acquisition, Depomed will become a member of Horizon’s U.S. tax consolidation group. As such, its tax assets and liabilities need to be considered in determining the appropriate amount (if any) of valuation allowance that should be recognized in assessing the realizability of the group’s deferred tax assets. The Depomed Acquisition adjustments result in the recording of significant net deferred tax liabilities. Per ASC 740, “Accounting for Uncertainty in Income Taxes”, future reversals of existing taxable temporary differences must be considered in determining the amount of valuation allowance to record.

Pre-existing contingencies. Horizon has identified contingent consideration for prior acquisitions of Depomed potentially payable under previously existing Depomed royalty and licensing agreements. The initial fair value of this liability was determined using a discounted cash flow analysis incorporating the estimated future cash flows of royalty payments based on future sales. The liability will be periodically assessed based on events and circumstances related to the underlying milestones, and any change will be recorded in Horizon’s consolidated statement of operations following the closing of the Depomed Acquisition.

Horizon has also identified contingent royalty liabilities potentially payable by Depomed under its previously existing royalty and licensing agreements. The initial fair value of this liability was determined using a discounted cash flow analysis incorporating the estimated future payment obligations. The liability will be periodically assessed based on events and circumstances, and any change will be recorded in Horizon’s consolidated statement of operations following the closing of the Depomed Acquisition.

The preliminary determination of the fair value of the acquired net assets, assuming the Depomed Acquisition had closed on January 1, 2014 is as follows (dollars in thousands):

Estimated value of Horizon shares to be issued in respect of Depomed shares	$2,548,796
Cash paid for Depomed shares purchased by Horizon	71,813
Estimated cash paid to settle Depomed’s outstanding senior notes	693,109

Total estimated value of cash and stock consideration paid by Horizon(2)	$3,313,718

Book value of assets acquired and liabilities assumed(1)	$75,682
Valuation step-up adjustments:
Inventory step-up	32,100
Developed technology	3,350,000
Current deferred tax asset	8,314
Current royalty liability	(50,400)
Current contingent consideration liability	(3,018)
Non-current royalty liability	(569,600)
Non-current contingent consideration liability	(10,262)
Non-current deferred tax liability	(624,008)
Goodwill	1,104,910

$3,313,718

(1)	Excludes Depomed’s $798,831 of debt (net of unamortized discount), $6,668 deferred financing costs related to Depomed’s outstanding senior notes and convertible notes and $1,062,579 of Depomed’s historical intangible assets, which Horizon revalued at an estimated value of $3,350,000.

(2)	The unaudited pro forma condensed financial statements do not reflect as a component of the estimated purchase consideration the estimated fair value of the outstanding options to purchase shares of Depomed common stock, which we refer to as the Depomed options, and unvested restricted stock units of Depomed, which we refer to as the Depomed RSUs. In connection with the Depomed Acquisition, Horizon expects to assume all outstanding Depomed options and Depomed RSUs, which we refer to collectively as the Depomed share-based awards, and to convert such awards into options and restricted stock units, as applicable, exercisable into Horizon ordinary shares, which we refer to as Horizon replacement share-based awards, subject in each case to substantially the same terms and conditions as the underlying Depomed share-based awards (including with respect to vesting).

Based on publicly available information, Horizon believes that vesting of the outstanding Depomed share-based awards will not be automatically accelerated as a result of the Depomed Acquisition under the terms of Depomed’s existing employee stock plans and/or employee agreements; accordingly, it is assumed that vesting will not be accelerated for any Depomed share-based awards for purposes of these unaudited pro forma condensed combined financial statements.

Vested Options

The total estimated fair value of purchase consideration to be paid by Horizon in connection with the Depomed Acquisition will increase by the fair value of the vested Depomed share-based awards at the closing of the Depomed Acquisition. At this time, Horizon does not have sufficient information, such as the number of Depomed options and the vesting conditions and vesting schedule for each outstanding Depomed option, to accurately estimate the fair value of such options. However, in order to give effect to this estimated additional purchase consideration, Horizon has estimated the fair value of the vested Depomed options based on the estimated intrinsic value of Depomed’s exercisable options outstanding as of December 31, 2014 disclosed in Depomed’s Form 10-K, which is the most recent publicly available information as of the date of this offer to exchange.

Horizon estimates a potential increase to the estimated purchase consideration of approximately $91.8 million related to vested Depomed options, calculated as follows:

	Number of Depomed Options Vested at 12/31/14	Weighted- average Exercise Price	Offer Price	Intrinsic Value(a)	Estimated Additional Purchase Consideration (in thousands)
Options	3,491,018	$6.76	$33.00	$26.24	$91,604
Options	10,167	$11.80	$33.00	$21.20	$216

Total	3,501,185				$91,820

(a)	Intrinsic value used as an approximation of fair value.

The estimated potential impact on the unaudited pro forma condensed combined balance sheet as of June 30, 2015 and the unaudited pro forma condensed combined basic and diluted earnings per share calculation for the six months ended June 30, 2015 and the fiscal year ended December 31, 2014 for additional purchase consideration would be as follows:

	As of June 30, 2015
	As Reported in the Unaudited Pro Forma Condensed Combined Balance Sheet	After Giving Effect to the Estimated Additional Purchase Consideration
Goodwill	$1,364,475	$1,456,295
Horizon ordinary shares, par value(a)	16	16
Additional paid-in capital	4,518,096	4,609,916

(a)	The increase in par value ($0.0001 per share) from the assumed exercise of the Depomed vested options rounds to zero.

	For the Six Months Ended June 30, 2015		For the Year Ended December 31, 2014
	As Reported in the Unaudited Pro Forma Condensed Combined Statement of Operations	After Giving Effect to the Estimated Additional Purchase Consideration	As Reported in the Unaudited Pro Forma Condensed Combined Statement of Operations	After Giving Effect to the Estimated Additional Purchase Consideration
Loss per Horizon ordinary share—basic and diluted	$(0.41)	$(0.40)	$(2.50)	$(2.46)
Weighted-average Horizon ordinary shares outstanding—basic and diluted	211,737,298	215,063,424	174,771,390	178,097,516

Unvested Options and RSUs

The total estimated fair value of purchase consideration to be paid by Horizon in connection with the Depomed Acquisition will increase by a portion of the fair value of the unvested Depomed share-based awards at the closing of the Depomed Acquisition. Horizon currently does not have the information necessary to appropriately determine the terms and conditions of the unvested Horizon replacement share-based awards in order to estimate the fair value of these awards. As a result, for purposes of these unaudited pro forma condensed combined financial statements, the fair value of the unvested Horizon replacement share-based awards has not been reflected as a component of the purchase consideration or post-combination compensation expense.

Following the completion of the Depomed Acquisition, Horizon will calculate the fair value of the Depomed share-based awards as of the actual acquisition date, in accordance with ASC 718, Compensation—Stock Compensation. Horizon expects that the increase to consideration paid at the time of acquisition resulting from this fair value calculation will be different than the amount calculated above for the vested Depomed options, as it will be determined using information on the outstanding Depomed share-based awards at the time of acquisition rather than information as of December 31, 2014 and will also include the unvested Depomed share-based awards, and these differences could be material. In addition, the calculation will be used to determine the fair value amounts related to unvested Horizon replacement share-based awards, if any, to be recorded as post-combination compensation expense.

3.	Accounting policies

Following the Depomed Acquisition, Horizon will conduct a review of accounting policies of Depomed in an effort to determine if differences in accounting policies require restatement or reclassification of results of operations or reclassification of assets or liabilities to conform to Horizon’s accounting policies and classifications. As a result of that review, Horizon may identify differences among the accounting policies of Horizon and Depomed that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements. During the preparation of the unaudited pro forma condensed combined financial statements, Horizon was not aware of any material differences between accounting policies of Horizon and Depomed, except for certain reclassifications necessary to conform to Horizon’s financial presentation, and accordingly, the unaudited pro forma condensed combined financial statements do not assume any material differences in accounting policies among Horizon and Depomed.

4.	Historical Vidara

Financial information presented in the “Historical Vidara (after conforming reclassifications)” column in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 represents Vidara’s results of operations as a stand-alone entity for the period from January 1, 2014 to September 18, 2014, which were derived from its unaudited combined financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 and the stub period from July 1, 2014 to September 18, 2014. Financial information of Vidara subsequent to September 18, 2014 is included in the statement of operations of Horizon for the year ended December 31, 2014. Reclassifications and classifications in Vidara’s unaudited pro forma condensed combined statement of operations for the period ended September 18, 2014 are as follows (in thousands):

	Historical Vidara (for the six months ended June 30, 2014)	Historical Vidara Stub Period (July 1, 2014 to September 18, 2014)	Historical Vidara (January 1, 2014 to September 18, 2014)	Reclassifications			Historical Vidara (after conforming reclassifications)
Net sales	$35,746	$14,819	$50,565	$—			$50,565
Cost of goods sold	1,660	630	2,290	2,497	4	(A)	11,290
				6,503	4	(B)

Gross profit	34,086	14,189	48,275	(9,000)			39,275

Operating expenses:
Research and development	—	—	—	2,799	4	(C)	2,799
Sales and marketing	—	—	—	17,664	4	(D)	17,664
General and administrative	6,134	4,760	10,894	(2,799)	4	(C)	8,253
				158	4	(E)
Selling expenses	3,792	13,872	17,664	(17,664)	4	(D)	—
Depreciation and amortization	2,272	870	3,142	(2,497)	4	(A)	487
				(158)	4	(E)
Royalty expense	4,935	1,568	6,503	(6,503)	4	(B)	—

Total operating expenses	17,133	21,070	38,203	(9,000)			29,203

Operating income (loss)	16,953	(6,881)	10,072	—			10,072

Other (expense), income, net:
Interest expense, net	(516)	(89)	(605)	—			(605)
Foreign exchange gain	—	11	11	—			11
Other (expense) income	(22)	(276)	(298)	—			(298)

Total other expense, net	(538)	(354)	(892)	—			(892)

Income (loss) before income tax (benefit) expense	16,415	(7,235)	9,180	—			9,180
Income tax expense	724	157	881	—			881

Net income (loss)	$15,691	$(7,392)	$8,299	$—			$8,299

(A)	Intangible amortization expense of $2,497 in Vidara’s historical statement of operations has been reclassified to cost of goods sold to conform to Horizon’s presentation.
(B)	Royalty expense of $6,503 in Vidara’s historical statement of operations has been reclassified from operating expenses to cost of goods sold to conform to Horizon’s presentation.
(C)	Represents $2,799 of general and administrative expenses in Vidara’s historical statement of operations that has been reclassified to research and development expenses to conform to Horizon’s presentation.
(D)	Represents $17,664 of selling expenses in Vidara’s historical statement of operations that has been reclassified to sales and marketing to conform to Horizon’s presentation
(E)	Depreciation expense of $158 in Vidara’s historical statement of operations has been reclassified to general and administrative expense to conform to Horizon’s presentation.

5.	Historical Hyperion

Financial information presented in the “Historical Hyperion (after conforming reclassifications)” column in the unaudited pro forma condensed combined statement of operations represents Hyperion results of operations as a stand-alone entity for the period from January 1, 2015 to May 6, 2015, the date of Horizon’s acquisition of Hyperion, and the year ended December 31, 2014, which includes the operations from Andromeda Biotech Ltd., which we refer to as Andromeda, since June 12, 2014, the date of Hyperion’s acquisition of Andromeda. Horizon does not believe that the operating results for Andromeda prior to its acquisition by Hyperion are material to the combined entity and as such have not been included in the unaudited pro forma condensed combined statement of operations. Such financial information has been reclassified or classified to conform to the historical presentation in Horizon’s consolidated financial statements as set forth below. Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Hyperion.

Reclassifications in Hyperion’s unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015 are as follows (in thousands):

	Historical Hyperion for the period January 1, 2015 to March 31, 2015	Reclassifications			Historical Hyperion for the period January 1, 2015 to March 31, 2015 (after conforming reclassifications)	Historical Hyperion for the period April 1, 2015 to May 6, 2015	Historical Hyperion for the period ended May 6, 2015 (after conforming reclassifications)
Net sales	$31,193	$—			$31,193	$8,280	$39,473
Cost of goods sold	3,833	893	5	(A)	4,726	910	5,636

Gross profit	27,360	(893)			26,467	7,370	33,837

Operating Expenses:
Research and development	6,799	—			6,799	6,620	13,419
Selling, general and administrative	14,976	(14,976)	5	(B)	—	—	—
Amortization of intangible asset	893	(893)	5	(A)	—	—	—
Sales and marketing	—	4,570	5	(B)	4,570	1,482	6,052
General and administrative	—	10,406	5	(B)	10,406	20,257	30,663

Total operating expenses	22,668	(893)			21,775	28,359	50,134

Operating income	4,692	—			4,692	(20,989)	(16,297)

Other (Expense) Income, Net:
Interest expense, net	(245)	160	5	(C)	(85)	(342)	(427)
Interest income	160	(160)	5	(C)	—	—	—
Loss on debt extinguishment	—	—			—	(1,460)	(1,460)
Other income, net	4,164	—			4,164	285	4,449

Total other expense, net	4,079	—			4,079	(1,517)	2,562
Income (loss) before expense for income taxes	8,771	—			8,771	(22,506)	(13,735)
Expense for income taxes	1,555	—			1,555	54	1,609

Net Income (Loss)	$7,216	$—			$7,216	$(22,560)	$(15,344)

Reclassifications in Hyperion’s unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 are as follows (in thousands):

	Historical Hyperion (before conforming reclassifications)	Reclassifications			Historical Hyperion (after conforming reclassifications)
Net sales	$113,584	$—			$113,584
Cost of goods sold	13,727	4,626	5	(A)	18,353

Gross profit	99,857	(4,626)			95,231

Operating Expenses:
Research and development	20,715	—			20,715
Selling general and administrative	48,522	(48,522)	5	(B)	—
Amortization of intangible asset	4,626	(4,626)	5	(A)	—
Sales and marketing	—	17,367	5	(B)	17,367
General and administrative	—	31,155	5	(B)	31,155
Goodwill impairment	30,201	—			30,201

Total operating expenses	104,064	(4,626)			99,438

Operating loss	(4,207)	—			(4,207)

Other (expense) income, net:
Interest expense, net	(1,601)	555	5	(C)	(1,046)
Interest income	555	(555)	5	(C)	—
Other, net	(699)	—			(699)

Total other expense, net	(1,745)	—			(1,745)

Loss before income tax expense	(5,952)	—			(5,952)
Income tax expense	303	—			303

Net Loss	$(6,255)	$—			$(6,255)

(A)	Intangible amortization expense of $893 and $4,626 in Hyperion’s historical statement of operations for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively, has been reclassified to cost of goods sold to conform to Horizon’s presentation.
(B)	Selling, general and administrative expenses in Hyperion’s historical statement of earnings included $4,570 and $17,367 of sales and marketing expenses for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively, and $10,406 and $31,155 of general and administrative expenses for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively, that has been reclassified to conform to Horizon’s presentation.
(C)	Interest income of $160 and $555 in Hyperion’s historical statement of operations for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively, has been reclassified to interest expense, net to conform to Horizon’s presentation.

6.	Historical Depomed

The below financial information is based on publicly available information. Financial information presented in the “Historical Depomed (after the NUCYNTA Acquisition and conforming reclassifications)” column in the unaudited pro forma condensed combined statement of operations represents Depomed results of operations as a stand-alone entity for the six months ended June 30, 2015 and the year ended December 31, 2014, and includes the operations for the U.S. NUCYNTA Business, assuming the NUCYNTA Acquisition occurred on January 1, 2014. The results of the U.S. NUCYNTA Business subsequent to April 2, 2015, which is the date Depomed acquired the U.S. NUCYNTA Business, are included in the historical results of Depomed. Horizon believes that the operating results for the U.S. NUCYNTA Business prior to its acquisition by Depomed on April 2, 2015 are material to the combined entity and, as such, have been included in the unaudited pro forma condensed combined statement of operations. The operating results for the U.S. NUCYNTA Business for the four-day period from March 30, 2015 to April 2, 2015 are not material to the combined entity and thus there is no stub period adjustment. The financial information of Depomed has been reclassified or classified to conform to the historical presentation in Horizon’s consolidated financial statements as set forth below. Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Depomed.

Reclassifications in Depomed’s unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015 are as follows (in thousands):

	Historical Depomed (before conforming reclassifications)	Historical NUCYNTA Three Months Ended March 29, 2015	Adjustments		Depomed Subtotal After NUCYNTA Acquisition	Reclassifications		Historical Depomed (after the NUCYNTA Acquisition and conforming reclassifications)
Product sales	$125,966	$45,286	$(328)	6(A)	$170,924	$—		$170,924
Royalties	742	—	—		742	—		742

Total revenues	126,708	45,286	(328)		171,666	—		171,666
Cost of sales	25,977	13,075	(598)	6(B)	38,454	54,149	6(G)	92,603

Gross profit	100,731	32,211	270		133,212	(54,149)		79,063

Operating Expenses:
Research and development expense	6,572	6,105	—		12,677	—		12,677
Selling, general and administrative expense	91,950	9,683	(2,586)	6(C)	99,047	(99,047)	6(H)	—
Amortization of intangible assets	29,271	—	24,878	6(D)	54,149	(54,149)	6(G)	—
Sales and marketing	—	—	—		—	—		—
General and administrative	—	—	—		—	99,047	6(H)	99,047

Total operating expenses	127,793	15,788	22,292		165,873	(54,149)		111,724

Operating (loss) income	(27,062)	16,423	(22,022)		(32,661)	—		(32,661)

Other (Expense) Income, Net:
Interest and other income	118	—	—		118	(118)	6(I)	—
Interest expense	(28,100)	—	(15,734)	6(E)	(43,834)	118	6(I)	(43,716)

Total other expense, net	(27,982)	—	(15,734)		(43,716)	—		(43,716)

Net (loss) income before income taxes	(55,044)	16,423	(37,756)		(76,377)	—		(76,377)
Benefit from income taxes	(21,758)	—	(8,107)	6(F)	(29,865)	—		(29,865)

Net (loss) income	$(33,286)	$16,423	$(29,649)		$(46,512)	$—		$(46,512)

(A)	Adjustment to remove the royalties received from Janssen Pharmaceuticals, Inc., which we refer to as Janssen, by Depomed on net U.S. sales of NUCYNTA ER.
(B)	Total adjustment to cost of sales is comprised of:

Reclassification of intangible asset amortization to conform with Depomed’s presentation	$(725)
Reclassification of selling and distribution costs to conform with Depomed’s presentation	127

$(598)

(C)	Total adjustment to selling, general and administrative costs is comprised of:

Reclassification of selling and distribution costs to “cost of sales” to conform with Depomed’s presentation	$(127)
Removal of acquisition costs for Historical Depomed	(2,459)

$(2,586)

(D)	Adjustment to record the amortization of the acquired NUCYNTA U.S. Product Rights on a straight line basis over their estimated useful life of approximately 10 years based on Depomed’s purchase accounting.
(E)	Adjustment to reflect interest expense, including the amortization of debt issuance costs and original issue discount, related to new debt financing by Depomed in connection with the NUCYNTA Acquisition.
(F)	To adjust income tax provision as if the U.S. NUCYNTA Business had been acquired as of January 1, 2014, based on an assumed Federal and State income tax rate of 38%.
(G)	Intangible amortization expense of $54,149 in Depomed’s pro forma historical statement of operations has been reclassified to cost of sales to conform to Horizon’s presentation. The $54,149 adjustment includes $725 of intangible asset amortization relating to the NUCYNTA Acquisition.
(H)	Due to lack of sufficient information to make the reclassification of selling, general and administrative expenses of $99,047 in Depomed’s pro forma statement of operations to general and administrative expenses and selling and marketing expenses, Horizon reclassified the entire amount to general and administrative expenses to conform to Horizon’s presentation.
(I)	Interest income of $118 in Depomed’s historical statement of operations has been reclassified to interest expense, net to conform to the Horizon’s presentation.

Reclassifications in Depomed’s unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 are as follows (in thousands):

	Historical Depomed (before conforming reclassifications)	Historical NUCYNTA	Adjustments		Depomed (after NUCYNTA Acquisition)	Reclassifications		Depomed (after NUCYNTA Acquisition and conforming reclassifications)
Net product revenue	$390,363	$172,238	$(1,120)	6(J)	$561,481	$—		$561,481
Cost of sales	15,146	53,968	(2,445)	6(K)	66,669	109,673	6(P)	176,342

Gross profit	375,217	118,270	1,325		494,812	(109,673)		385,139

Operating Expenses:
Research and development	7,116	24,027	—		31,143	—		31,143
Selling, general and administrative	121,126	44,812	(722)	6(L)	165,216	(165,216)	6(Q)	—
Amortization of intangible asset	10,161	—	99,512	6(M)	109,673	(109,673)	6(P)	—
Sales and marketing	—	—	—		—	—		—
General and administrative	—	—	—		—	165,216	6(Q)	165,216

Total operating expenses	138,403	68,839	98,790		306,032	(109,673)		196,359

Operating loss	236,814	49,431	(97,465)		188,780	—		188,780

Other (Expense) Income, Net:
Interest expense	(9,275)	—	(63,548)	6(N)	(72,823)	—		(72,823)
Non-cash interest expense on PDL liability	(14,646)	—	—		(14,646)	—		(14,646)
Other income, net	215	—	—		215	—		215

Total other expense, net	(23,706)	—	(63,548)		(87,254)	—		(87,254)

Income (loss) before expense (benefit) for income taxes	213,108	49,431	(161,013)		101,526	—		101,526
Expense (benefit) for income taxes	81,346	—	(42,401)	6(O)	38,945	—		38,945

Net Income	$131,762	$49,431	$(118,612)		$62,581	$—		$62,581

(J)	Adjustment to remove the royalties received from Janssen by Depomed on net U.S. sales of NUCYNTA ER.
(K)	Total adjustment to selling, general and administrative costs is comprised of:

Reclassification of intangible asset amortization to conform with Depomed’s presentation	$(2,902)
Reclassification of selling and distribution costs to conform with Depomed’s presentation	457

$(2,445)

(L)	Total adjustment to selling, general and administrative costs is comprised of:

Reclassification of selling and distribution costs to “cost of sales” to conform with Depomed’s presentation	$(457)
Removal of acquisition costs recorded within Depomed’s Statement of Income	(265)

$(722)

(M)	Adjustment to record the amortization of the acquired NUCYNTA U.S. Product Rights on a straight line basis over their estimated useful life of approximately 10 years.
(N)	Adjustment to reflect the interest expense, including the amortization of debt issuance costs and original issue discount, on the new debt financing by Depomed in connection with the NUCYNTA Acquisition.
(O)	To adjust income tax provision as if the U.S. NUCYNTA Business had been acquired as of January 1, 2014, based on an assumed Federal and State income tax rate of 38%.
(P)	Intangible amortization expense of $109,673 in Depomed’s pro forma historical statement of operations has been reclassified to cost of sales to conform to Horizon’s presentation. The $109,673 adjustment includes $2,902 of intangible asset amortization relating to the NUCYNTA Acquisition.
(Q)	Due to lack of sufficient information to make the reclassification of selling, general and administrative expenses of $165,216 in Depomed’s pro forma statement of operations to general and administrative expenses and selling and marketing expenses, Horizon reclassified the entire amount to general and administrative expenses to conform to Horizon’s presentation.

Reclassifications in Depomed’s unaudited pro forma condensed combined balance sheet as of June 30, 2015 are as follows (in thousands, except share data):

	Historical Depomed (before conforming reclassifications)	Reclassifications	Note	Historical Depomed (after conforming reclassifications)
Assets
Current assets:
Cash and cash equivalents	$94,094	$—		$94,094
Marketable securities	23,906	—		23,906
Accounts receivable, net	59,750	(17,605)	6(R)	42,145
Receivables from collaborative partners	747	—		747
Inventories, net	10,376	—		10,376
Income taxes receivable	13,891	—		13,891
Prepaid expenses and other current assets	19,798	—		19,798
Deferred tax assets, net	9,601	—		9,601

Total current assets	$232,163	$(17,605)		$214,558

Long-term assets:
Marketable securities, long-term	4,559	—		4,559
Property, plant and equipment, net	16,013	—		16,013
Intangibles assets, net	1,062,579	—		1,062,579
Other assets	7,445	—		7,445

Total assets	$1,322,759	$(17,605)		$1,305,154

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	113,925	(113,925)	6(R)	—
Contingent consideration liability	2,482	—		2,482
Accounts payable	—	1,684	6(R)	1,684
Accrued expenses	—	28,503	6(R)	46,659
		18,156	6(S)
Accrued trade discounts and rebates	—	56,585	6(R)	56,585
Accrued royalties, current portion	—	9,548	6(R)	9,548
Interest payable	18,156	(18,156)	6(S)	—
Other current liabilities	1,098			1,098

Total current liabilities	$135,661	$(17,605)		$118,056

Long-term liabilities:
Contingent consideration liability	12,238	—		12,238
Senior notes	562,516	—		562,516
Convertible notes	236,315	—		236,315
Deferred tax liabilities, net, non-current	18,994	—		18,994
Other long term liabilities	10,937	—		10,937

Total long-term liabilities	$841,000	$—		$841,000

Shareholders’ equity:
Common stock	252,635	—		252,635
Additional paid-in capital	79,067	—		79,067
Accumulated other comprehensive loss, net of tax	(32)	—		(32)
Retained Earnings	14,428	—		14,428

Total shareholders’ equity	$346,098	$—		$346,098

Total liabilities and shareholders’ equity	$1,322,759	$(17,605)		$1,305,154

(R)	Represents the reclassification of $113,925 of accounts payable and accrued liabilities to accounts payable, accrued expenses, accrued trade discounts and rebates, accrued royalties and accounts receivable to conform to the Horizon’s presentation.
(S)	Represents the reclassification of accrued interest expense of $18,156 to accrued expenses to conform to Horizon’s presentation.

7.	Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

A.	In connection with the new Horizon debt financing, Horizon currently expects to enter into a $175 million new term loan, which we refer to as the New Term Loan. The proceeds of the New Term Loan, in addition to a portion of Horizon’s existing cash, are required to complete the Depomed Acquisition, to pay fees, expenses and amounts related to such acquisition and to fund certain short-term cash obligations of the combined company, including working capital. The pro forma adjustment reflects the following estimated amounts (in thousands):

Principal	$175,000
Original Issue Discount (“OID”)	(1,750)

Debt, net of OID	173,250
Deferred financing fees	(4,000)

Cash proceeds	$169,250

Current portion	$1,750
Non-current portion	171,500

Total	$173,250

B.	Represents the liquidation of Depomed’s short-term and long-term investments and conversion into cash and cash equivalents.

C.	As part of the Depomed Acquisition and for purposes of preparing these unaudited pro forma condensed combined financial statements, Horizon has assumed that it will issue 73,367,761 Horizon ordinary shares in connection with the Depomed Acquisition. The estimated share consideration is based on a fixed exchange ratio of 0.95 Horizon ordinary shares for each share of Depomed common stock. The value of Horizon ordinary shares was estimated based on the 15-day volume weighted average price of a Horizon ordinary share as of August 12, 2015, which was $34.74 per share, which price per share we refer to as the Horizon Historical VWAP.

A 10% increase to the Horizon Historical VWAP would increase the estimated purchase price by $254.9 million, which would result in $254.9 million of additional goodwill in connection with the Depomed Acquisition. A 10% decrease in the Horizon Historical VWAP would decrease the estimated purchase price by $254.9 million, which would decrease the goodwill in the Depomed Acquisition by $254.9 million. The actual purchase price will be dependent on the price per Horizon ordinary share as of the closing of the Depomed Acquisition and the final valuation could differ significantly from the current estimate.

The offer, if consummated, is likely to result in a “Fundamental Change” and a “Make-Whole Fundamental Change” (each as defined in the supplemental indenture relating to Depomed’s outstanding convertible notes). The notes are initially convertible into 51.9852 shares of Depomed common stock per $1,000 principal amount of convertible notes converted. Holders of convertible notes that convert their notes in connection with a Make-Whole Fundamental Change may be entitled to an increase in the conversion rate for notes so converted. The amount of such increase would be determined based on a table set forth in the supplemental indenture. Based on an assumed effective date of June 30, 2015 and total consideration of $33.00 per share for each share of Depomed common stock, Horizon estimates that the amount of the increase in the conversion rate would be 3.5721 shares of Depomed common stock per $1,000 principal amount of convertible notes converted. If the actual effective date occurs later than the date that Horizon has assumed for this purpose, then the amount of the increase in the conversion rate would be reduced as the increase to the conversion rate decreases over time.

For purposes of these unaudited pro forma condensed combined financial statements, Horizon has assumed that the consummation of the offer will constitute a Make-Whole Fundamental Change, and, that as a result, all holders of Depomed’s outstanding convertible notes will convert their notes in connection with such Make-Whole Fundamental Change and that Depomed would settle all of the conversions in shares of Depomed common stock. Should Depomed and Horizon engage in a negotiated transaction, it is possible that neither a Fundamental Change nor a Make-Whole Fundamental Change would occur, in which case the increase to the conversion rate discussed in the preceding paragraph would not occur. In addition, in the absence of a Make-Whole Fundamental Change, Horizon would expect fewer holders of Depomed’s convertible notes to convert their notes.

The occurrence of a Fundamental Change would give the holders of Depomed’s outstanding convertible notes a right to require Depomed to repurchase such notes at a repurchase price of 100% of the principal amount of such notes to be repurchased plus accrued and unpaid interest through, but excluding, the related “Fundamental Change Repurchase Date” (as defined in the supplemental indenture relating to Depomed’s outstanding convertible notes). Based on the estimated conversion value of Depomed’s outstanding convertible notes, Horizon does not expect any holders of such notes to require Depomed to repurchase such notes because such holders would appear to receive greater value upon conversion of such notes. Any convertible notes not converted or repurchased would continue to remain outstanding following the Depomed Acquisition.

(in thousands, except share numbers)

Horizon Historical VWAP	$34.74

Stock Paid Calculation:
Depomed Convertible Notes
Principal amount of Depomed convertible notes	$345,000
Unadjusted conversion ratio (shares per $1,000 principal amount)	51.9852
Principal converted to Depomed shares	17,934,894

Additional Depomed shares per $1,000 principal due to make-whole adjustment	3.5721
Additional Depomed shares issued upon conversion due to make-whole adjustment	1,232,367

Depomed Stock
Depomed shares issuable in respect of Depomed convertible notes	19,167,261
Depomed shares outstanding at June 30, 2015	60,311,961
Less Depomed shares purchased by Horizon through August 19, 2015	(2,250,000)

Total Depomed shares to be exchanged for Horizon shares	77,229,222

Horizon Stock Paid
Depomed shares issued in respect of Depomed convertible notes at 0.95 exchange ratio	18,208,898
Depomed shares outstanding, net of Depomed shares owned by Horizon at 0.95 exchange ratio	55,158,863

Total number of Horizon shares to be issued in respect of Depomed shares	73,367,761

Estimated value of Horizon shares to be issued in respect of Depomed shares	$2,548,796

Estimated share issuance costs	$450

Estimated value of Horizon shares, net of costs	$2,548,346

Stock Paid Sensitivity:
Horizon Historical VWAP	$34.74
Horizon Historical VWAP plus 10%	$38.21
Total number of Horizon shares to be issued in respect of Depomed shares	73,367,761

Estimated value of Horizon shares to be issued in respect of Depomed shares assuming a 10% increase	$2,803,676

Stock Paid Sensitivity:
Horizon Historical VWAP	$34.74
Horizon Historical VWAP less 10%	$31.27
Total number of Horizon shares to be issued in respect of Depomed shares	73,367,761

Estimated value of Horizon shares to be issued in respect of Depomed shares assuming a 10% decrease	$2,293,916

Total consideration paid:
Estimated value of Horizon shares to be issued in respect of Depomed shares	$2,548,796
Cash paid for Depomed shares purchased by Horizon through August 19, 2015	71,813
Cash paid to settle Depomed senior notes at closing of the Depomed Acquisition	575,000
Cash paid to settle make-whole fee under Depomed senior notes	118,109

Total estimated value of cash and stock consideration	$3,313,718

D.	Represents the cash paid and the corresponding expense that would be recognized within accumulated deficit for the following estimated transaction fees associated with the Depomed Acquisition (in thousands):

Estimated Horizon advisory expenses	$19,500
Estimated Horizon legal, accounting and other expenses	8,746

Total	$28,246

No estimated costs for Depomed have been included as Horizon does not currently have access to Depomed management in order to obtain information on the advisory, legal, accounting and other costs incurred by Depomed relating to the Depomed Acquisition.

E.	The pro forma adjustments reflect the preliminary estimate of (i) the fair value of the consideration paid with respect to the Depomed Acquisition and (ii) the preliminary estimate of the fair value of identifiable assets acquired and liabilities assumed, which include Depomed’s convertible notes. The assignment of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of the assets acquired, including the fair values of the acquired intangible assets, and the liabilities assumed as of the closing of the Depomed Acquisition. As such, the following preliminary purchase price allocation is subject to adjustment and such adjustments may be material (in thousands):

Estimated value of Horizon shares to be issued in respect of Depomed shares	$2,548,796
Cash paid for Depomed shares purchased by Horizon	71,813
Cash paid to settle Depomed’s outstanding senior notes	693,109

Total estimated value of cash and stock consideration paid by Horizon(1)	$3,313,718

Book value of assets acquired and liabilities assumed(2)	$75,682
Valuation step-up adjustments:
Inventory step-up	32,100
Developed technology	3,350,000
Current deferred tax asset	8,314
Current royalty liability	(50,400)
Current contingent consideration liability	(3,018)
Non-current royalty liability	(569,600)
Non-current contingent consideration liability	(10,262)
Non-current deferred tax liability	(624,008)
Goodwill	1,104,910

$3,313,718

(1)	Total estimated value of purchase consideration to be paid by Horizon does not reflect the estimated fair value of the outstanding Depomed share-based awards. See Note 2 for additional details.
(2)	Excludes Depomed’s $798,831 of debt (net of unamortized discount), $6,668 deferred financing costs related to Depomed’s outstanding senior notes and convertible notes and $1,062,579 of Depomed’s historical intangible assets, which Horizon revalued at an estimated value of $3,350,000.

F.	Represents the cash to be used to retire Depomed’s outstanding senior notes of $575.0 million and $118.1 million of make-whole fees.

(in thousands)

Depomed senior notes, net of debt discount	$562,516
Unamortized debt discount	12,484

Principal amount of Depomed senior notes	$575,000
Make-whole fees under Depomed senior notes	118,109

Total cash payment to settle Depomed senior notes	$693,109

Capitalized deferred financing fees	$453

G.	Represents the elimination of Depomed’s outstanding convertible notes in connection with the conversion of such notes into Depomed shares. See Note 7 (C).

(in thousands)

Depomed convertible notes, net of debt discount	$236,315
Unamortized debt discount	108,685

Principal amount of Depomed convertible notes	$345,000

Capitalized deferred financing fees	$6,215

H.	Represents the elimination of Depomed’s stockholders’ equity.

8.	Unaudited Pro Forma Condensed Combined Statement of Operations—Six Months Ended June 30, 2015

A.	Reflects amortization expense adjustments related to the fair value of identifiable intangible assets recognized in connection with the Hyperion Acquisition, as follows (in thousands):

Developed Technology	Fair Value Adjustment	Useful Lives (Years)	For the Period Ended 5/6/15
RAVICTI	$1,021,600	11	$32,060
BUPHENYL	22,600	7	1,115

	$1,044,200		$33,175
Historical Hyperion amortization expense			(1,248)

Increase to pro forma amortization expense			$31,927

B.	This pro forma adjustment reflects the elimination of the $6.5 million charge to recognize additional cost of goods sold on the stepped up market value of Hyperion and Vidara inventory as this charge is considered to be nonrecurring in nature.

C.	Reflects the elimination of acquisition-related costs attributable to the Vidara Merger and Hyperion Acquisition of $2.5 million and $47.9 million (including a debt commitment fee of $9.0 million), respectively. The impact of transaction costs already incurred has not been reflected in the unaudited pro forma combined statement of operations since these costs are expected to be nonrecurring in nature. These charges include a debt commitment fee, financial advisory fees, legal, accounting, and other professional fees, incurred by the Company directly related to the Vidara Merger and Hyperion Acquisition.

D.	This pro forma adjustment reflects the additional interest expense, amortization of OID and deferred financing fees for the six months ended June 30, 2015 related to the Horizon Exchangeable Senior Notes, Horizon Senior Secured Term Loan and Horizon Senior Unsecured Notes. The adjustment also reflects the elimination of any historical interest expense for debt that was extinguished as part of the Hyperion Acquisition (in thousands):

Description of Debt	Principal Amount	Interest Rate	Interest Payment	Amortization of OID	Amortization of Deferred Financing Fees	Total Interest Expense
Horizon Exchangeable Senior Notes	$400,000	2.500%	$2,465	$4,617	$29	$7,111
Horizon Senior Secured Term Loan	$400,000	4.500%	6,263	116	377	6,756
Horizon Senior Unsecured Notes	$475,000	6.625%	10,260	436	80	10,776

New interest expense			$18,988	$5,169	$486	$24,643
Less historical interest expense of Prior Horizon Credit Facility						(10,431)
Less historical Hyperion interest expense						(427)

Increase to pro forma interest expense						$13,785

The Horizon Exchangeable Senior Notes and Horizon Senior Unsecured Notes interest rates are fixed and the Horizon Senior Secured Term Loan interest rate is LIBOR plus 3.5% subject to a LIBOR floor of 1.0%. If the interest rate on the Horizon Senior Secured Term Loan were to increase by 0.125%, Horizon’s pro forma interest expense would increase by $0.3 million.

E.	Reflects the elimination of the loss of $56,808 related to the early repayment of the $300 million borrowing under a credit facility in connection with the Vidara Merger, which we refer to as the Prior Horizon Credit Facility, and the loss of $1,460 on the extinguishment of Hyperion’s debt prior to the Hyperion Acquisition. The impact of these losses on debt extinguishment has not been reflected in the unaudited pro forma combined statement of operations since the losses are expected to be nonrecurring in nature.

F.	Represents the income tax benefit associated with the additional intangible amortization and interest expense resulting from the Hyperion Acquisition and the Depomed Acquisition, using a combined federal and state statutory tax rate of 39%.

G.	Reflects amortization expense adjustments related to estimated fair value of identifiable intangible assets recognized in connection with the Depomed Acquisition, as follows (in thousands):

Type of Intangible	Fair Value Adjustment	Useful Lives (Years)	For the Six Months Ended June 30, 2015
Gralise	$710,000	7	$50,714
CAMBIA	320,000	7	22,857
Zipsor	140,000	6	11,667
Lazanda	90,000	8	5,625
NUCYNTA	2,090,000	8	130,625

	$3,350,000		$221,488

Historical amortization expense after giving effect to the NUCYNTA Acquisition			(54,149)

Increase to pro forma amortization expense			$167,339

H.	This pro forma adjustment is to reflect the interest expense, amortization of OID and deferred financing fees related to the new Horizon debt financing. The adjustment also reflects the elimination of any historical interest expense for Depomed debt that will be extinguished as part of the Depomed Acquisition (in thousands):

	Amount	Interest Rate	Interest Payment	Amortization of OID	Amortization of Deferred Financing Fees	Total Interest Expense
New Term Loan	$175,000	4.500%	$3,938	$146	$333	$4,417
Less historical Depomed interest expense after giving effect to the NUCYNTA Acquisition						(42,733)

Decrease to pro forma interest expense						$(38,316)

The New Term Loan is assumed to have an interest rate equal to the Horizon Senior Secured Term Loan, which has an interest rate equal to LIBOR plus 3.5% is subject to a LIBOR floor of 1.0%. If the interest rate on the New Term Loan were to increase by 0.125%, Horizon’s pro forma six month interest expense would increase by $0.1 million.

9.	Unaudited Pro Forma Condensed Combined Statement of Operations—Year Ended December 31, 2014

A.	Reflects the amortization expense related to the fair value of identifiable intangible assets recognized related to the Vidara Merger, as follows (in thousands):

Type of Intangible	Fair Value Adjustment	Useful Lives (Years)	For the Period Ending 9/18/2014
Customer Relationship	$8,100	10	$580
Developed Technology	560,000	13	30,872

	$568,100		$31,452
Historical amortization expense			(2,497)

Increase to pro forma amortization expense			$28,955

B.	Reflects the elimination of Vidara Merger costs related to the Vidara Merger of $3.4 million. The impact of transaction costs already incurred has not been reflected in the unaudited pro forma condensed combined statement of operations since these costs are expected to be nonrecurring in nature. These charges include financial advisory fees, legal, accounting, other professional fees incurred by Vidara directly related to the Vidara Merger.

C.	Reflects the elimination of Horizon’s transaction costs related to the Vidara Merger of $40.2 million. The impact of transaction costs already incurred has not been reflected in the unaudited pro forma condensed combined statement of operations since these costs are expected to be nonrecurring in nature. These charges include financial advisory fees, legal, accounting, other professional fees incurred by Horizon directly related to the Vidara Merger.

D.	Reflects the elimination of Horizon’s $5.0 million of commitment fees incurred on a bridge loan commitment prior to executing the Prior Horizon Credit Facility and $3.2 million of commitment fees incurred on the Prior Horizon Credit Facility prior to its funding on September 19, 2014. The impact of these fees is not included in the unaudited pro forma condensed combined statement of operations since this cost is expected to be nonrecurring in nature.

E.	The pro forma adjustment reflects the elimination of $0.5 million related to historical Vidara amortization of deferred financing fees.

F.	This pro forma adjustment reflects the interest expense, amortization of OID and deferred financing fees on the Horizon Exchangeable Senior Notes, Horizon Senior Secured Term Loan and Horizon Senior Unsecured Notes. The adjustment also reflects the elimination of any historical interest expense for debt that was extinguished as part of the Hyperion Acquisition (in thousands):

Description of Debt	Principal Amount	Interest Rate	Interest Payment	Amortization of OID	Amortization of Deferred Financing Fees	Interest Expense
Horizon Exchangeable Senior Notes	$400,000	2.500%	$10,000	$18,726	$117	$28,843
Horizon Senior Secured Term Loan	$400,000	4.500%	18,000	333	1,082	19,415
Horizon Senior Unsecured Notes	$475,000	6.625%	31,468	1,336	247	33,051

New interest expense			$59,468	$20,395	$1,446	$81,309
Less historical interest expense of Prior Horizon Credit Facility						(8,460)
Less historical Vidara interest expense						(506)
Less historical Hyperion interest expense						(1,601)

Increase to pro forma interest expense						$70,742

The Horizon Exchangeable Senior Notes and Horizon Senior Unsecured Notes interest rates are fixed and the Horizon Senior Secured Term Loan interest rate is LIBOR plus 3.5% subject to a LIBOR floor of 1.0%. If the interest rate on the Horizon Senior Secured Term Loan was to increase by 0.125%, Horizon’s annual pro forma interest expense would increase by $0.5 million.

G.	Reflects the elimination of the bargain purchase gain recorded as part of the Vidara Merger.

H.	Represents the elimination of income tax benefit associated with the nonrecurring charges associated with the Vidara Merger that have been removed from the pro forma statement of operations, using a combined federal and state statutory tax rate of 0%. The tax effect of the transaction related costs in the transition period was a blended rate of 0% due to the non-deductibility of certain costs. The tax effect of the incremental amortization expense of Vidara’s customer-related intangible assets and the amortization of the developed technology step up to estimated fair value was based on a blended statutory tax rate of approximately 1% based on jurisdictions where these assets reside. Horizon assumed a 0% tax rate when estimating the tax impacts of the additional expense on incremental debt to finance the Vidara Merger because the debt was an obligation of a U.S. entity and taxed at the estimated combined effective U.S. federal statutory and state rate; however, the entity had a full valuation allowance. Horizon had assumed a 1.5% tax rate expense when estimating the tax impacts on the intercompany debt obligation due to Horizon Pharma Finance S.a.r.L from Horizon Pharma Holdings USA, Inc. Horizon had assumed that any intercompany interest expense which is nondeductible under Code Section 163(j) would be a timing matter and would be deductible in future years based on future earnings. In connection with the Hyperion Acquisition in May 2015, the incremental debt to finance the Vidara Merger was repaid.

I.	Reflects amortization expense adjustments related to the fair value of identifiable intangible assets recognized related to the Hyperion Acquisition, as follows (in thousands, except years):

Developed Technology	Fair Value Adjustment	Useful Lives (Years)	For the Period Ended 12/31/2014
RAVICTI	$1,021,600	11	$92,873
BUPHENYL	22,600	7	3,229

	$1,044,200		$96,102
Historical Hyperion amortization expense			(4,626)

Increase to pro forma amortization expense			$91,476

J.	Represents the income tax benefit associated with the additional intangible amortization and interest expense resulting from the Hyperion Acquisition and Depomed Acquisition, using a combined federal and state statutory tax rate of 39%

K.	Reflects the elimination of Hyperion interest income as all short-term and long-term investments were converted into cash.

L.	Reflects the elimination of the $11.1 million charge to recognize additional cost of goods sold attributable to the stepped-up market value of Vidara inventory from September 19, 2014, the Vidara Merger date, to December 31, 2014 as this charge is considered to be nonrecurring in nature.

M.	Represents a total of $14.1 million in option cancellation payments, one-time bonuses and severance payments incurred as a result of the Vidara Merger.

N.	Reflects the fair value of identifiable intangible assets and related amortization expense adjustments related to the Depomed Acquisition, as follows (in thousands, except years):

Developed Technology	Fair Value Adjustment	Useful Lives (Years)	For the Year Ended December 31, 2014
Gralise	$710,000	7	$101,429
CAMBIA	320,000	7	45,714
Zipsor	140,000	6	23,333
Lazanda	90,000	8	11,250
NUCYNTA	2,090,000	8	261,250

	3,350,000		$442,976

Historical Depomed amortization expense after giving effect to the NUCYNTA Acquisition			(109,673)

Increase to pro forma amortization expense			$333,303

O.	Reflects interest expense, amortization of OID and deferred financing fees related to the new Horizon debt financing contemplated in connection with the Depomed Acquisition. The adjustment also reflects the elimination of any historical interest expense for Depomed debt that will be extinguished as part of the Depomed Acquisition (in thousands):

	Amount	Interest Rate	Interest Payment	Amortization of OID	Amortization of Deferred Financing Fees	Total Interest Expense
New Term Loan	$175,000	4.500%	$7,875	$292	$667	$8,834
Less historical Depomed interest expense after giving effect to the NUCYNTA Acquisition						(70,431)

Decrease to pro forma interest expense						$(61,597)

The New Term Loan is assumed to have an interest rate equal to the Horizon Senior Secured Term Loan, which has an interest rate equal to LIBOR plus 3.5% subject to a LIBOR floor of 1.0%. If the interest rate on the New Term Loan were to increase by 0.125%, Horizon’s pro forma annual interest expense would increase by $0.2 million.

DESCRIPTION OF HORIZON ORDINARY SHARES

Please see the Horizon Current Report on Form 8-K filed with the SEC on September 19, 2014 (which evidences the registration of the Horizon ordinary shares under Section 12(b) of the Exchange Act and includes therein a description of the Horizon ordinary shares), which is incorporated herein by reference. See the section in this prospectus/offer to exchange titled “Where You Can Find More Information.”

COMPARISON OF HOLDERS’ RIGHTS

The rights of Depomed shareholders and the relative powers of the Depomed Board are governed by the State of California, including the CGCL, and the Depomed Articles, and Depomed bylaws. Depomed shareholders who validly tender their shares in the offer and do not properly withdraw such shares may receive Horizon ordinary shares following consummation of the offer. Because Horizon is a public limited company incorporated in Ireland, the rights of the shareholders of Horizon are governed by applicable Irish law, including the Companies Act, and by the Horizon Articles.

Many of the principal attributes of Depomed common stock and Horizon ordinary shares will be similar. There are differences, however, between the rights of Depomed shareholders under California law and the rights of shareholders of Horizon under Irish law. In addition, there are differences between the Depomed Articles and Depomed bylaws and the Horizon Articles, including differences as required by Irish law (i.e., as a result of differences in Irish law and California law, Horizon’s memorandum and articles of association include provisions not included in the Depomed Articles and Depomed bylaws and exclude provisions that are in the Depomed Articles and Depomed bylaws).

The following is a summary comparison of the material differences between the rights of Depomed shareholders under the CGCL and the Depomed Articles and Depomed bylaws and the rights Depomed shareholders will have as shareholders of Horizon under the Companies Act and Horizon’s memorandum and articles of association effective following consummation of the offer. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NASDAQ listing requirements, many of which are similar to, or have an effect on, matters described herein under California or Irish law. Such rights or obligations generally apply equally to Depomed common stock and Horizon ordinary shares.

New Irish company legislation, the Irish Companies Act, which replaces existing Irish company law statutes, came into force on June 1, 2015 and all public limited companies incorporated in Ireland are subject to this new legislation. Horizon is conducting a review with its legal counsel to determine what changes will need to be made, if any, to its governing documents as a result of the commencement of the Irish Companies Act.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the CGCL, the Companies Act, the Depomed Articles and Depomed bylaws and the memorandum and articles of association of Horizon. Copies of the Horizon memorandum and articles of association and the Depomed Articles and Depomed bylaws are incorporated by reference herein and will be sent to Depomed shareholders, upon request. See “Where You Can Find More Information.”

	Depomed	Horizon
Authorized Capital Stock

The authorized capital stock of Depomed consists of 200,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, 2,000,000 of which are designated as Series B Junior Participating Preferred Stock.

According to the Depomed Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the SEC on August 3, 2015, as of July 30, 2015, 60,311,961 shares of Depomed common stock were issued an outstanding.

The authorized share capital of Horizon is €40,000 and US$30,000, divided into 40,000 deferred shares of €1.00 each and 300,000,000 ordinary shares of US$0.0001 each.

As of August 15, 2015, 159,208,982 Horizon ordinary shares were issued and outstanding.

	Depomed	Horizon
Board Size

Under the CGCL, although changes in the number of directors must in general be approved by the shareholders, the board of directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if the stated range has been approved by the shareholders. The Depomed bylaws provide that the number of directors shall be not less than 5 nor more than 9 until changed by amendment of the Depomed Articles or by amendment of the Depomed bylaws adopted by the holders of a majority of the outstanding shares entitled to vote, but no amendment may change the maximum number of authorized directors to a number greater than 2 times the minimum number of directors minus 1. The Depomed bylaws further provide that an amendment reducing the minimum number of directors to a number less than 5 cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote.

Under the Depomed bylaws, no reduction in the authorized number of directors has the effect of removing any director prior to the expiration of his or her term of office.

Under the Depomed Certificate of Determination of Series B Junior Participating Preferred Stock, if any shares of Series B Junior Participating Preferred Stock are issued and outstanding and dividends on such shares are in arrears in amount equal to six quarterly dividends, then during such default period, the number of directors is increased by two. The holders of preferred stock with dividends in arrears will have the right to elect such two directors. Immediately upon expiration of the default period, the term of such directors terminates and the board size is fixed in the manner provided in the Depomed Articles and Depomed bylaws.

As of the date of the offer, the Depomed Board consists of seven directors.

Under the Companies Act, a public limited company must have at least 2 directors.

The articles of association provide that, subject to the Companies Act, the Horizon Board may determine the size of the board from time to time at its discretion. However, the shareholders of Horizon may set a minimum or maximum number of directors by means of a special resolution to amend the articles.

As of the date of the offer, the Horizon board consists of eight directors.

	Depomed	Horizon
Election of Directors

Under the CGCL, any shareholder is entitled to cumulate his or her votes in the election of directors upon proper notice of his or her intention to do so, except that a “listed corporation” (defined below) may eliminate cumulative voting with shareholder approval. The Depomed Articles eliminated cumulative voting.

A “listed corporation” is defined under the CGCL as a corporation with outstanding securities listed on The New York Stock Exchange, The NYSE AMEX, The NASDAQ Global Market, or The NASDAQ Capital Market.

New directors may be nominated for election by the board. Also, the Horizon Articles include provisions to allow shareholders to nominate for election, or seek to remove, directors at an annual general meeting, which we refer to as an AGM.

Each director is voted on individually at the AGM. Directors are elected by affirmative vote of a majority of the votes cast by shareholders at the AGM.

The Companies Act require directors to be voted on individually unless the shareholder meeting unanimously agrees otherwise.

Director Removal and Vacancy

Under the CGCL, any director or the entire board of directors may be removed without cause, if the removal is approved by the majority of the outstanding shares entitled to vote. However, the CGCL further provides that, with respect to directors of corporations not having classified boards of directors, no director can be removed (unless the entire board is removed) if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director’s most recent election were then being elected. Depomed does not currently have a classified board.

The Depomed bylaws provide that the board of directors may declare vacant the office of any director who has been declared to be of unsound mind by court order or convicted of a felony. Vacancies not caused by removal may be filled by a majority of the directors then in office, regardless of whether they constitute a quorum, or by a sole remaining director.

The shareholders may elect a director at any time to fill any vacancy not filled, or which cannot be filled, by the board of directors. Under the CGCL any such election by written consent (other than to fill a vacancy created by removal, which requires the

The Companies Act provide that notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may by an ordinary resolution (50%) remove a director from office before the expiration of his or her term. This power of removal is without prejudice to any claim for damages for breach of contract (such as an employment contract) that the director may have against the company in respect of his removal.

The Horizon Articles give the board of directors the power by majority vote to appoint persons to fill vacancies on the board of directors from time to time. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that will coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor.

	Depomed	Horizon

unanimous consent of all shares entitled to vote) requires the consent of a majority of the outstanding shares entitled to vote.

The CGCL further provides that if, after the filling of any vacancy by the directors, the directors then in office who were elected by the shareholders constitute less than a majority of the directors then in office, then: (a) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of the shareholders; or (b) upon the application of such holder or holders, the superior court of the proper county will order a special meeting of shareholders to elect the entire board of directors.

Limitations on Terms for Directors	Under the CGCL, directors generally must be elected annually. However, a “listed corporation” is permitted to adopt a classified board. Depomed does not currently have a classified board of directors. The Depomed bylaws require that all directors be elected at each annual meeting of shareholders and serve until the next annual meeting.	The Horizon Articles provide for a classified board of directors structure with staggered three year terms.

Director Residency Requirements	N/A.	An Irish company must have one European Economic Area resident director or, alternatively, post a bond for an amount of €25,000.00 or alternatively obtain a certificate from the Irish Registrar of Companies evidencing a “real and continuous” link with the State of Ireland.

Board Meeting Location	The Depomed bylaws provide that, unless the board of directors determines otherwise, the board of directors shall hold a regular meeting during each quarter of the corporation’s fiscal year. Meetings shall be held at the principal executive office of the corporation or at such other place, within or without California, as may be determined by the board of directors.	At such time and place as may be determined by the board of directors.

Telephonic Meetings	Permitted under CGCL and the Depomed bylaws.	The Horizon Articles include a provision to allow for telephonic meetings.

	Depomed	Horizon
Quorum and Voting

Quorum: majority of the authorized number of directors.

Vote: majority of the directors present at meeting at which there is a quorum, subject to the provisions of Section 310 (relating to certain transactions involving interested directors) and Section 317(e) (relating to indemnification of corporate agents) of the CGCL.

Quorum: the quorum necessary for the transaction of business of the board may be fixed by the board and unless so fixed shall be a majority of the directors then in office.

Vote: matters shall be decided by a majority of the votes of the directors present at a meeting at which there is a quorum.

Board Action by Written Consent	Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all of the members of the board individually or collectively consent in writing to such action (same for committees).	The Horizon Articles permit resolutions to be passed in writing where they are signed by all the directors or all the members of a committee of the directors.

Corporate Secretary	California law and the Depomed bylaws provide that the officers of the corporation shall include a Secretary.	The Companies Act provides that a company must have a secretary. For public limited companies such as Horizon, the directors have a duty to ensure that the person appointed as secretary has the skills or resources necessary to discharge his or her statutory and other duties.

Board Independence

No explicit requirement under California law, but the directors are subject to fiduciary duties in accordance with approval of interested or related party transactions, conflicts of interest, etc. (see below).

Note that NASDAQ listing rules require that the board of directors be comprised of a majority of independent directors and that Audit, Compensation and Nominating Committees be comprised entirely of independent directors (with super-independence required for Audit and Compensation Committees).

No requirements under the Companies Act, save that the members of the Audit Committee must include at least one independent director who possess the requisite degree of independence under the Companies Act.

As in California, directors are subject to fiduciary duties in accordance with approval of interested or related party transactions, conflicts of interest, etc. (see below).

NASDAQ listing rules will continue to apply.

Committees

By resolution passed by a majority of the whole board, the board may designate one or more committees, each committee to consist of two or more of the directors of the corporation.

To the extent permitted by the resolution of the board, or the bylaws, a committee may exercise all of the authority of the board except with certain limited exceptions.

The board may delegate any of its powers to any committee consisting of one or more directors.

The Horizon Board will remain responsible for the proper management of the affairs of Horizon regardless of such delegation.

	Depomed	Horizon
Duties of Directors	Under California law, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of loyalty requires directors to perform their duties in good faith in a manner that the director believes to be in the best interests of the corporation and its shareholders. The duty of care requires that the directors act with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.	The directors have certain fiduciary and other duties under statute. All of the directors have equal and overall responsibility for the management of the company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The principal directors’ duties include ensuring compliance with the Companies Act as well as the fiduciary duties of good faith and exercising due care and skill. Other statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed and the duty to maintain certain registers and make certain filings as well as disclosure of personal interests. The directors have a duty to ensure that the person appointed as company secretary has the skills necessary so as to enable him or her to maintain the records of the company under the Companies Act.

Conflict of Interest of Directors	Under California law, no contract or other transaction in which a director has an interest is either void or voidable because such interested director is present at the meeting of the board or a committee thereof which authorizes, approves or ratifies the contract or transaction if (i) the material facts as to the transaction and as to such director’s interest are fully disclosed or known to the shareholders and such contract or transaction is approved by the shareholders in good faith, with the shares owned by the interested director not being entitled to vote thereon, (ii) the material facts as to the transaction and as to such director’s interest are fully disclosed or known to the board or committee, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient without counting the vote of the interested director or directors and the contract or transaction is just and reasonable as to the corporation at the time it is authorized, approved or ratified, or (iii) the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified.

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with the company are required to declare the nature of their interest at a meeting of the board of directors, save that such duty does not apply in relation to an interest that cannot be reasonably regarded as likely to give rise to a conflict of interest. The company is required to maintain a register of declared interests, which must be available for shareholder inspection.

The Horizon Articles provide that a director must declare any interest he or she may have in a contract with the company at a meeting of the board of directors or otherwise provide notice to the board of directors, and that no director shall be prevented by his or her office from contracting with the company, provided that he or she has declared the nature of his or her interest in the contracts and the contract or transaction has been approved by a majority of the disinterested directors.

	Depomed	Horizon
Interested directors may be counted in determining the presence of a quorum at a meeting of the board or a committee thereof which authorizes, approves or ratifies a contract or transaction.

Compensation	Unless restricted by articles of incorporation or bylaws, the board of directors shall have authority to fix compensation. The Depomed bylaws allow the board to set its own compensation.

The board of directors has authority to fix compensation.

The Companies Act require any payment to a director by way of compensation for loss of office to be approved by shareholders in general meeting.

Indemnification of Officers and Directors

Under the CGCL, a corporation has the power to indemnify any person subject to suit by reason that person was a director, officer, employee or agent of the corporation if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The advancement of expenses is allowed if the indemnitee undertakes to repay the advance if it is later determined that the indemnitee is not entitled to indemnification.

The board of directors may authorize the corporation to purchase and maintain insurance on behalf of its officers and directors (and other agents).

The Depomed bylaws provide that the corporation shall indemnify and advance expenses to its directors and officers to the fullest extent permitted by California law.

The articles include an indemnity from Horizon in favor of the directors and the secretary. Horizon may also enter into deeds of indemnity with individual directors, the secretary or employees.

The Companies Act prescribe that such an indemnity only permits a company to pay the costs or discharge the liability of a director or the secretary where judgment is given in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused.

The Horizon Articles permit the company to purchase and maintain insurance on behalf of its directors, the secretary and employees.

Limitation on Director Liability	The CGCL does not permit the elimination of monetary liability where such liability is based on: (1) intentional misconduct or knowing and culpable violation of law; (2) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on part of the director; (3) receipt of an improper personal benefit; (4) acts or omissions that show reckless disregard for the director’s

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

	Depomed	Horizon
duty to the corporation or its shareholders, where the director in the ordinary course of performing a director’s duties should be aware of a risk of serious injury to the corporation or its shareholders; (5) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation and its shareholders; (6) transactions between the corporation and a director who has a material financial interest in such transaction; or (7) liability for improper distributions, loans or guarantees.

Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the rights of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

The Horizon Articles provide that, to the maximum extent permitted by Irish law (i.e. not inconsistent with the above two paragraphs), no director or officer of the company shall be personally liable to the company or its shareholders for monetary damages for his or her acts or omissions except where such acts or omissions involve (i) negligence, (ii) default, (iii) breach of duty or (iv) breach of trust.

Anti-Takeover

The CGCL provides that when prior to a merger one constituent corporation holds greater than 50% but less than 90% of the voting power of the other constituent corporation, the nonredeemable common equity securities of that corporation may be converted only into nonredeemable common stock in the surviving corporation, unless all of the shareholders consent. This provision restricts two-tier cash tender transactions.

In addition, case law regarding fiduciary duties of directors during a potential takeover will control directors’ actions.

A transaction in which a third party seeks to acquire 30% or more of a listed Irish public company will be governed by the Irish Takeover Rules made and will be regulated by the Irish Takeover Panel.

Under the Irish Takeover Rules, the board of directors is not permitted to take any action which might frustrate an offer for the shares of the company once the board has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent.

Shareholder Meeting Locations	California law permits meetings to be held at any place or time in accordance with the bylaws of the corporation. The Depomed bylaws authorize the board to designate the place and time.	The Horizon Articles permit general meetings of shareholders to be held outside of Ireland. The AGM may only be held outside of Ireland if: (i) all members entitled to attend and vote at such meeting consent in writing to its being held outside the State; or

	Depomed	Horizon
(ii) at Horizon’s expense, all necessary arrangements must be made to ensure that members can by technological means participate in any meeting without leaving Ireland.

Shareholder Proposals	Allowed under the Depomed Articles and the Depomed bylaws, but subject to various advance notice requirements in the Depomed bylaws.	Allowed the Horizon Articles, but subject to various advance notice requirements in the Horizon Articles.

Special Shareholder Meetings	Under the CGCL, the board of directors, the chair of the board, the president, the holders of shares entitled to cast not less than 10% of the votes at a meeting, and such additional persons as are specified in the corporation’s articles or bylaws have the authority to call special meetings of shareholders. The Depomed Articles and Depomed bylaws do not specify any other persons to call a special meeting of shareholders.	Under the Companies Act, extraordinary general meetings of shareholders may be convened on requisition of one or more shareholders holding not less than 10% of the paid up share capital of the carrying voting rights.

Shareholder Action by Written Consent

Under the CGCL, unless otherwise provided in the corporation’s articles, any action that may be taken at a meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted, subject to certain notice requirements if the consent was not solicited in writing.

Except as discussed above with respect to filling vacancies on the board of directors, the CGCL also permits shareholders to elect directors by unanimous written consent of all shares entitled to vote in the election of directors.

The Depomed Articles provide that any action required or permitted to be taken by Depomed shareholders must be effected at a duly called annual or special meeting of the shareholders.

The Companies Act provide that shareholders of a public limited company may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) the company’s memorandum and articles of association permit written resolutions of shareholders. The Horizon Articles provide that shareholders have the right to take action by written consent only where such consent is unanimous.

	Depomed	Horizon
Preemption Rights	Under the CGCL, the articles of incorporation may grant shareholders preemptive rights. The Depomed Articles do not provide for preemptive rights.	Certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. These rights are dis-applied in the Horizon Articles, however, the dis-application must be renewed every five years by a special resolution of the Horizon shareholders.

Distributions or Dividends

Under the CGCL, a corporation may make a distribution to its shareholders (including the redemption or repurchase of shares) if the corporation’s retained earnings equal at least the amount of the proposed distribution plus the amount, if any, of dividends in arrears on shares with preferential dividend rights. The CGCL further provides that corporations may specify in their articles of incorporation that such distributions may be made without regard to the preferential dividends arrears amount.

In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if, immediately after the distribution, the value of its assets equals or exceeds the sum of (a) its total liabilities plus (b) the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution.

Under Irish law, dividends and distributions may only be made from “distributable reserves.”

“Distributable reserves” generally means accumulated realized profits less accumulated realized losses. In addition, no distribution or dividend may be made unless the net assets of Horizon are equal to, or in excess of, the aggregate Horizon’s called up share capital plus undenominated capital and the distribution does not reduce the company’s net assets below such aggregate.

Repurchase of Shares

Under the CGCL, a corporation that has shares redeemable at its option may redeem these shares by providing a notice of redemption as provided in its articles of incorporation, or in the manner specified in the CGCL, subject to requirement discussed above regarding distributions.

The Depomed Certificate of Determination of Series B Junior Participating Preferred provides the corporation the option to redeem the shares of its Series B Junior Participating Preferred Stock, subject to certain notice requirements.

There are a number of restrictions under Irish law on the redemption or repurchase by a company of its shares.

A company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares issued for that purpose. A public limited company may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of the company. No shares may be redeemed unless they are fully paid.

The Horizon Articles provide that shareholder approval will not be required to redeem ordinary shares.

	Depomed	Horizon

Shareholders are also asked at each AGM to give (by ordinary resolution) an additional general authority to the company to purchase its own shares on-market for a period of up to 18 months. In order for the company to make an on-market purchase of its ordinary shares, such shares must be purchased on a “recognized stock exchange” (this includes NASDAQ). The acquisition of the shares must be funded out of distributable reserves (see Distributions or Dividends above) of Horizon.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by the company at any time must not exceed 10% of the nominal value of the issued share capital of the company. The company may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by the company or re-issued subject to certain conditions.

It is possible for a company to purchase its shares off-market or for its subsidiaries to purchase its shares on- or off-market. In the case of on-market purchases by subsidiaries, similar restrictions to those outlined above apply. Further requirements apply in respect of off-market purchases by a company or its subsidiaries.

Preferred Stock	Under California law, preferred stock is permitted provided that the board of directors files a certificate of determination with California before issuing such preferred stock. Subject to the authorized number of shares of preferred stock, the Depomed Articles allow the board of directors (without shareholder approval) to designate new series of preferred stock and set the rights of the preferred stock.

Under Irish law, the authorized share capital of the company can be increased by an ordinary resolution of its shareholders and the directors may issue new ordinary or preferred shares up to a maximum amount equal to the authorized but unissued share capital, without shareholder approval, once authorized to do so by the articles or by an ordinary resolution of shareholders. The Horizon Articles authorize the directors to issue new shares up to the maximum of the authorized but unissued share capital of Horizon.

Additionally, there are statutory preemption rights that would apply to new issuances of shares for cash (see Preemption rights above).

	Depomed	Horizon
The authorization of the directors to issue shares (and the authorization of the waiver of the statutory preemption rights) must both be renewed by the shareholders at least every five years.

Stock Certificates	Under the CGCL, every shareholder is entitled to have a certificate, however a corporation may adopt a system of issuance, recordation and transfer of its shares by electronic or other means not involving any issuance of certificates if the system meets certain requirements, including approval by the SEC.	Ordinary shares traded on NASDAQ are typically issued in one certificate to DTC. This is because transfers of ordinary shares on NASDAQ are effected by means of the transfer of book entry interests in DTC and will not therefore be subject to Irish stamp duty. If ordinary shares are held directly, rather than beneficially through DTC, any transfer of ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired).

Annual General Meetings	Under California law, an annual meeting of shareholders is required for the election of directors. Under the Depomed bylaws, an annual meeting of shareholders shall be held at a place and time designated by the board of directors. Any shareholder or director may apply to the superior court of the proper county of California for an order for a corporation to hold an annual meeting if the corporation has failed to hold an annual meeting for a period of 60 days after the designated date, or if no date has been designated, for a period of 15 months after the last annual meeting.

Horizon will be required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after Horizon’s fiscal year-end. Any annual general meeting of Horizon may be held outside Ireland if: (i) all members entitled to attend and vote at such meeting consent in writing to its being held outside the State; or (ii) at Horizon’s expense, all necessary arrangements must be made to ensure that members can by technological means participate in any meeting without leaving Ireland.

The only matters that must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the review by the members of the company’s affairs, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

	Depomed	Horizon
Record Date; Notice Provisions

Under the CGCL and the Depomed bylaws, the board of directors may fix, in advance, a record date, not be more than 60 or less than 10 days before the date of a meeting of shareholders. If no record date is fixed by the board of directors, the record date shall be at the close of business on the day next preceding the day on which notice of the meeting is given to the shareholders, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

The Depomed bylaws further provide that upon written request to the chairman of the board, the president, the secretary or any vice president of the corporation by any person (other than the board of directors) entitled to call a special meeting of shareholders, the person receiving such request shall give notice to the shareholders entitled to vote that such meeting will be held at a time requested by the person calling the meeting not less than 35 nor more than 60 days after receipt of the request.

The Horizon Articles provide that the board of directors may fix in advance a record date (i) to determine the shareholders entitled to notice of or to vote at a meeting of the shareholders that is no more than 90 days and no less than 10 days before the date of the meeting, and (ii) for the purpose of determining the shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose that is no more than 90 days prior to the date of payment of the dividend or the date of any other action to which the determination of shareholders is relevant. The record date may not precede the date upon which the resolution fixing the record date is adopted by the directors.

If the register of shareholders is closed in connection with a meeting, it must be closed for at least 5 days preceding the meeting and the record date for determination of the shareholders entitled to receive notice of, and to vote at, that meeting will be the date of the closing of the register of shareholders.

Notice of an annual or extraordinary general meeting must be given to all Horizon shareholders and to the auditors of Horizon.

The Horizon Articles provide for a minimum notice period of 21 days for an annual general meeting, which is the minimum permitted under Irish law. In addition, under Irish law and the Horizon Articles, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

Voting Rights

Each share of common stock entitles the holders thereof to one vote on each matter properly submitted to the shareholders of the company for their vote. Shares of a series of preferred stock have such voting rights as are specified in the certificate of determination designating such series.

Each Horizon shareholder is entitled to one vote for each ordinary share that he, she or it holds as of the record date for the meeting.

Irish law requires approval of certain matters by “special resolutions” of the shareholders at a general meeting. A special resolution requires the approval of not less than 75% of the votes of Horizon’s shareholders cast at a

	Depomed	Horizon
Each share of the Series B Junior Participating Preferred Stock, if issued and outstanding, will have 100 votes, subject to certain adjustments, and will vote together with the common stock, except in limited circumstances (see Board Size above).

general meeting at which a quorum is present. Ordinary resolutions, by contrast, require a simple majority of the votes of Horizon cast at a general meeting at which a quorum is present.

The Horizon Articles also distinguish between “ordinary business” and “special business.” Most matters are deemed “special” with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the directors and auditors, the election of directors, the re-appointment of the retiring auditors and the fixing of the remuneration of the auditors, all of which are deemed to be “ordinary business.”

Inspection of Books and Records	California law allows any shareholder to inspect the accounting books and records and minutes of proceedings of the shareholders and the board of directors and to inspect the shareholders’ list at any reasonable time during usual business hours, for a purpose reasonably related to such holder’s interests as a shareholder. Additionally, the CGCL provides for an absolute right to inspect and copy the corporation’s shareholders list by a shareholder or shareholders holding at least 5% in the aggregate of the of the corporation’s outstanding voting shares, or any shareholder or shareholders holding 1% or more of such shares who have filed a Schedule 14A with the SEC.	Under Irish law, shareholders have the right to: (i) receive a copy of the Horizon Articles and any act of the Irish government that alters the memorandum of Horizon; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Horizon in general meeting; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Horizon; (iv) receive copies of balance sheets and directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of Horizon that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years.

Dissenters’ Rights

Under the CGCL, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to dissenters’ rights pursuant to which such shareholder may receive cash in the amount of the fair market value of the shares held by such shareholder (as determined by a court or by agreement of the corporation and the shareholder) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Generally, under Irish law, shareholders of an Irish public limited company do not have dissenters’ rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as Horizon and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution

	Depomed	Horizon

Shareholders of a California corporation whose shares are listed on any national securities exchange certified by the Commissioner of Corporations generally do not have dissenters’ rights unless the merger consideration is anything other than stock of a publicly traded corporation, cash in lieu of receiving fractional shares or any combination of the two. Additionally, dissenters’ rights are unavailable if the shareholders of a corporation or the corporation itself, or both, immediately prior to a reorganization will own (immediately after the reorganization) more than five-sixths of the voting power of the surviving or acquiring corporation or its parent.

Under California law, a shareholder attempting to assert dissenters’ rights must hold capital stock that satisfies each of the following requirements: (i) the shares must have been outstanding on the company’s record date; (ii) the shares must not have been voted in favor of the merger; (iii) the holder of such shares must make a written demand that the company repurchase such shares of capital stock at fair market value; and (iv) the holder of such shares must submit certificates for endorsement.

A vote by proxy or in person against the merger does not in and of itself constitute a demand for appraisal under California law.

approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Rights Plan	Depomed entered into a Rights Agreement, dated July 12, 2015, between Depomed and Continental Stock Transfer & Trust Company. See below for a summary of the Depomed Rights Agreement.

The Horizon Articles expressly authorize the adoption of a shareholders’ rights plan.

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure.

However, there is no directly relevant case law on the validity of such plans under Irish law and their interaction with the Irish takeover rules and the General Principles underlying the Irish takeover rules.

Subject to the Irish takeover rules described in the Anti-Takeover section above, the board of directors also has power to issue

	Depomed	Horizon
any authorized and unissued shares of Horizon such terms and conditions as it may determine and any such action should be taken in the best interests of Horizon. The terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

Amendments of Constituent Documents

Under the CGCL, an amendment to the articles of incorporation requires the approval of the corporation’s board of directors and a majority of the outstanding shares entitled to vote, either before or after the board approval, although certain minor amendments may be adopted by the board alone such as amendments causing stock splits (including an increase in the authorized number of shares in proportion thereto) and amendments changing names and addresses given in the articles. The Depomed Articles do not contain any supermajority provisions for amendments.

Under the CGCL, a corporation’s bylaws may be adopted, amended or repealed by either the board of directors or the shareholders of the corporation. Neither the Depomed Articles nor Depomed bylaws restrict the power of Depomed’s board or shareholders to adopt, amend or repeal its bylaws, except that an amendment changing the authorized number of directors may only be adopted as discussed above in Board Size.

Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders.

Disclosure of Interests in Shares	N/A.	Under the Companies Act, Horizon shareholders must notify Horizon if, as a result of a transaction, the shareholder will become interested in three percent or more of the voting shares of Horizon, or if as a result of a transaction a shareholder who was interested in more than three percent of the voting shares of Horizon ceases to be so interested. Where a shareholder is interested in more than three percent of the voting shares of Horizon, the shareholder must notify Horizon of any alteration of his or her

Depomed	Horizon
interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of Horizon (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. Horizon must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Horizon shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the Irish High Court to have the rights attaching to such shares reinstated.

DEPOMED POISON PILL RIGHTS AGREEMENT

The following description is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Depomed Rights Agreement, which was filed with the SEC by Depomed as Exhibit 4.1 to its Form 8-K filed on July 13, 2015.

On July 12, 2015 the Depomed Board adopted a poison pill rights plan and declared a dividend of one poison pill right, which we refer to as a Right, for each outstanding share of Depomed common stock to shareholders of record at the close of business on July 23, 2015. Each Right entitles the registered holder to purchase from Depomed a unit consisting of one one-hundredth of a share, which we refer to as a Fractional Share, of Series B Junior Participating Preferred Stock, no par value, which we refer to as Series B Preferred Stock, at a purchase price of $105.00 per Fractional Share, subject to adjustment, which we refer to as the Rights Purchase Price.

Initially, the Rights will be attached to all outstanding shares of Depomed common stock, and no separate certificates for the Rights, which we refer to as Rights Certificates, will be distributed. The Rights will separate from the Depomed common stock and a “Distribution Date” will occur, with certain exceptions, upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, which we refer to as an Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Depomed common stock (the date of the announcement being the “Stock Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an Acquiring Person. In certain circumstances, the Distribution Date may be deferred by the Depomed Board. Certain inadvertent acquisitions will not result in a person’s becoming an Acquiring Person if the person promptly divests itself of sufficient Depomed common stock. If at the time of the adoption of the Depomed Rights Agreement, any person or group of affiliated or associated persons is the beneficial owner of 10% or more of the outstanding shares of Depomed common stock, such person shall not become an Acquiring Person unless and until certain increases in such person’s beneficial ownership occur or are deemed to occur. Until the Distribution Date, (a) the Rights will be evidenced by the Depomed common stock certificates (together with a copy of a “Summary of Rights,” in substantially the form attached to the Depomed Rights Agreement as Exhibit C, or bearing the notation referred to below) and will be transferred with and only with such Depomed common stock certificates, (b) new Depomed common stock certificates issued after July 23, 2015 will contain a notation incorporating the Depomed Rights Agreement by reference and (c) the surrender for transfer of any certificate for Depomed common stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Depomed common stock represented by such certificate. If any Depomed common stock is held in book-entry accounts through a direct registration service of Depomed’s transfer agent, the associated Rights will be evidenced and transferred as set forth in the Depomed Rights Agreement.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on the date of Depomed’s next annual meeting of shareholders occurring after the date of the Depomed Rights Agreement, unless earlier redeemed, exchanged or terminated by Depomed, which we refer to as the Expiration Date.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying Depomed common stock or are reportable for purposes of Regulation 13D of the Exchange Act—are treated as beneficial ownership of the number of shares of Depomed common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Depomed common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Depomed Rights Agreement are excepted from such imputed beneficial ownership.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Depomed common stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Depomed common stock issued prior to the earlier of the Distribution Date or the Expiration Date will be issued with Rights. Shares of Depomed common stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Depomed Board, no other shares of Depomed common stock issued after the Distribution Date will be issued with Rights. If Depomed elects to distribute any Rights by crediting book-entry accounts, such Rights will be credits to the book- entry accounts, separate Rights Certificates will not be issued with respect to such Rights, and any legend may be placed on the relevant direct registration transaction advice instead of on a Rights Certificate.

In the event that a person becomes an Acquiring Person, which we refer to as a Flip-In Event, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Depomed common stock (or, in certain circumstances, cash, property or other securities of Depomed) having a Current Market Price (as defined in the Depomed Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Depomed Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Depomed Rights Agreement.

In the event that, at any time from and after the time an Acquiring Person becomes such, (i) Depomed is acquired in a merger or other business combination transaction, or (ii) 50% or more of Depomed’s assets, cash flow or earning power is sold or transferred, each of which we refer to as a Flip-Over Event, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”

The number of outstanding Rights associated with a share of Depomed common stock, or the number of Fractional Shares of Series B Preferred Stock issuable upon exercise of a Right and the Rights Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Depomed common stock occurring prior to the Distribution Date. The Rights Purchase Price payable, and the number of Fractional Shares of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Series B Preferred Stock.

With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments amount to at least 1% of the Rights Purchase Price. No fractional shares of Series B Preferred Stock that are not integral multiples of a Fractional Share are required to be issued upon exercise of Rights and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series B Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Depomed Rights Agreement, Depomed reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series B Preferred Stock will be issued.

At any time until the time a person becomes an Acquiring Person, Depomed may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at the option of Depomed, in cash, shares of Depomed common stock or such other consideration as the Depomed Board may determine. Immediately upon the effectiveness of the action of the Depomed Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. The Depomed Rights Agreement does not prevent a shareholder from conducting a proxy contest to remove and replace the Depomed Board with directors who then vote to redeem the Rights, if such actions are taken prior to the time that such shareholder becomes an Acquiring Person.

At any time after the occurrence of a Flip-In Event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, Depomed may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Depomed common stock, and/or other equity securities deemed to have the same value as one share of Depomed common stock, per Right, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Depomed, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to shareholders or to Depomed, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Depomed common stock (or other consideration) of Depomed or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

Other than an amendment to decrease the redemption price, any of the provisions of the Depomed Rights Agreement may be amended by the Depomed Board as long as the Rights are redeemable. Thereafter, the provisions of the Depomed Rights Agreement other than the redemption price may be amended by the Depomed Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Depomed Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

ADDITIONAL NOTE REGARDING THE OFFER

The offer is being made solely by this prospectus/offer to exchange and the accompanying letter of transmittal and is being made to holders of shares of Depomed common stock. Horizon is not aware of any jurisdiction where the making of the offer or the tender of shares of Depomed common stock in connection therewith would not be in compliance with the laws of such jurisdiction. If Horizon becomes aware of any jurisdiction in which the making of the offer or the tender of shares of Depomed common stock in connection therewith would not be in compliance with applicable law, Horizon will make a good faith effort to comply with any such law. If, after such good faith effort, Horizon cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of Depomed common stock in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Horizon by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

LEGAL MATTERS

McCann FitzGerald Solicitors, Dublin, Ireland will provide an opinion regarding the validity of the Horizon ordinary shares to be issued in the offer. Cooley LLP will issue an opinion regarding certain tax matters relating to the Transactions for Horizon.

EXPERTS

The consolidated financial statements and related financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus/offer to exchange by reference to Horizon Pharma plc’s Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Vidara Therapeutics International Public Limited Company business Horizon Pharma plc acquired during 2014, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Vidara Therapeutics International Limited and subsidiaries and Vidara Therapeutics, Inc. as of December 31, 2013 and December 31, 2012, and for the years then ended, have been incorporated by reference in this prospectus/offer to exchange, in reliance upon the report of Habif, Arogeti &Wynne LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of Hyperion Therapeutics, Inc. included in Exhibit 99.3 of Horizon Pharma plc’s Current Report on Form 8-K filed dated April 13, 2015 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedule of Depomed, incorporated in this prospectus/offer to exchange by reference to the Depomed 10-K and management’s report on internal control over financial reporting as of December 31, 2014 included therein, and incorporated herein by reference, have been audited by an independent registered public accounting firm, as set forth in their reports thereon, included therein. Pursuant to Rule 436 under the Securities Act, Horizon and Purchaser require the consent of Depomed’s independent registered public accounting firm to incorporate by reference their audit report included in the Depomed 10-K into this prospectus/offer to exchange. Horizon is requesting concurrent with the offer, but has not, as of the date of this prospectus/offer to exchange, received such consent from Depomed’s independent registered public accounting firm. If Horizon receives this consent, Horizon and Purchaser will promptly file it as an exhibit to Horizon’s registration statement of which this prospectus/offer to exchange forms a part.

The special purpose combined financial statements of the NUCYNTA Franchise of Janssen Pharmaceuticals, Inc., which we refer to as NUCYNTA, as of December 28, 2014 and December 29, 2013, and for the years ended December 28, 2014, December 29, 2013 and December 30, 2012, and for the three months ended March 29, 2015 and March 30, 2014, have been incorporated into this prospectus/offer to exchange by reference to Depomed’s Current Report on Form 8-K filed on April 2, 2015 (as amended by the Form 8-K/A filed on June 10, 2015). Pursuant to Rule 436 under the Securities Act, Horizon and Purchaser require the consent of NUCYNTA’s independent registered public accounting firm, to incorporate by reference their audit report included in the Depomed 8-K/A into this prospectus/offer to exchange. Horizon is requesting concurrent with the offer, but has not, as of the date of this prospectus/offer to exchange, received such consent from NUCYNTA’s independent registered public accounting firm. If Horizon receives this consent, Horizon and Purchaser will promptly file it as an exhibit to Horizon’s registration statement of which this prospectus/offer to exchange forms a part.

WHERE YOU CAN FIND MORE INFORMATION

Horizon and Depomed file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates.

The SEC also maintains a website that contains reports, proxy statements and other information that Horizon and Depomed file electronically with the SEC. The address of that website is http://www.sec.gov.

Horizon also files reports and other information with the Irish Companies Registration Office. These reports and other information are available from www.cro.ie.

You may also inspect reports, proxy statements and other information about Horizon and Depomed at the offices of NASDAQ, One Liberty Plaza, 165 Broadway, New York, New York 10006.

Horizon has filed a registration statement on Form S-4 to register with the SEC the Horizon ordinary shares to be issued in connection with the offer and the second-step merger. This prospectus/offer to exchange is a part of that registration statement. As allowed by SEC rules, this prospectus/offer to exchange does not contain all the information you can find in the registration statement or the exhibits to the registration statement. In addition, Horizon has also filed with the SEC a statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act to furnish certain information about the offer. You may obtain copies of the Form S-4 and the Schedule TO (and any amendments to those documents) in the manner described above.

The SEC allows Horizon to “incorporate by reference” information into this prospectus/offer to exchange, which means that Horizon can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus/offer to exchange, except for any information superseded by information contained directly in this prospectus/offer to exchange. This prospectus/offer to exchange incorporates by reference the documents set forth below that Horizon and Depomed have previously filed with the SEC. These documents contain important information about Horizon and Depomed and their financial condition.

(1) The following documents previously filed by Horizon with the SEC (other than portions of current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and portions of other documents which are furnished, but not filed, with the SEC pursuant to applicable rules promulgated by the SEC):

Horizon SEC Filings	Period
Annual Report on Form 10-K	Fiscal Year Ended December 31, 2014, as filed on February 27, 2015 (as amended by the Form 10-K/A filed on March 2, 2015 and by the Form 10-K/A filed on April 10, 2015)

Quarterly Report on Form 10-Q	Quarterly Period Ended March, 31 2015, as filed on May 8, 2015 and Quarterly Period Ended June 30, 2015, as filed on August 7, 2015

Current Reports on Form 8-K	Filed on February 27, 2015 (containing Item 5.02), March 6, 2015, March 13, 2015, March 16, 2015, March 27, 2015, March 30, 2015, March 31, 2015 (as amended by the Form 8-K/A filed on April 9, 2015), April 13, 2015 (including Exhibit 99.3 thereto containing portions of the Annual Report of

Horizon SEC Filings	Period

Hyperion Therapeutics, Inc. on Form 10-K for the year ended December 31, 2014), April 16, 2015, April 22, 2015, April 24, 2015, April 29, 2015, May 7, 2015, May 11, 2015 (as amended by the Form 8-K/A filed on July 20, 2015), July 7, 2015 (as amended by the Form 8-K/A filed on July 27, 2015), July 21, 2015, August 3, 2015, August 4, 2015, August 5, 2015, and August 13, 2015

Proxy Statement on Schedule 14A	Filed on April 7, 2015

(2) The description of Horizon ordinary shares set forth in Horizon’s Current Report on Form 8-K filed with the SEC on September 19, 2014 (which evidences the registration of the Horizon ordinary shares under Section 12(b) of the Exchange Act and includes therein a description of the Horizon ordinary shares).

(3) The following information from HPI’s definitive proxy statement on Schedule 14A filed with the SEC on August 8, 2014: the audited combined financial statements of Vidara Therapeutics International Limited and subsidiaries and Vidara Therapeutics, Inc., including the combined balance sheets as of December 31, 2013 and 2012, and the related audited combined statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013, and the notes related thereto, and the report of Habif, Arogeti & Wynne, independent registered public accounting firm, included on pages F-1 to F-23.

(4) Hyperion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on May 6, 2015.

(5) Vidara’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 filed with the SEC on August 26, 2014.

(6) The following documents previously filed by Depomed with the SEC (other than portions of current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and portions of other documents which are furnished, but not filed, with the SEC pursuant to applicable rules promulgated by the SEC):

Depomed SEC Filings	Period
Annual Report on Form 10-K (other than the reports of Depomed’s independent public accounting firm contained therein which are not incorporated by reference because the consent of Depomed’s independent public accounting firm has not yet been obtained)	Fiscal Year Ended December 31, 2014, as filed on February 26, 2015

Quarterly Report on Form 10-Q	Quarterly Period Ended March, 31 2015, as filed on May 11, 2015 and Quarterly Period Ended June 30, 2015, as filed on August 3, 2015

Current Reports on Form 8-K	Filed on January 15, 2015, February 6, 2015, March 12, 2015, April 2, 2015 (as amended by the Form 8-K/A filed on June 10, 2015), May 13, 2015, May 19, 2015, July 13, 2015, July 29, 2015, July 30, 2015, August 10, 2015, August 21, 2015, and August 31, 2015

Proxy Statement on Schedule 14A	Filed on April 6, 2015

(7) The description of Depomed common stock set forth in Depomed’s registration statements filed by Depomed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating this description.

(8) The description of the Rights set forth in Depomed’s registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

(9) All documents filed by Horizon and Depomed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus/offer to exchange to the date that shares of Depomed common stock are accepted for exchange pursuant to the offer, or the date that the offer is terminated, shall also be deemed to be incorporated herein by reference.

Shareholders may obtain any of these documents without charge upon written or oral request to the information agent at MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, toll-free at (800) 322-2885 or at (212) 929-5500 (call collect), or from the SEC at the SEC’s website at http://www.sec.gov.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM HORIZON, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE TO RECEIVE THEM BEFORE THE EXPIRATION TIME OF THE OFFER. If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

We have not authorized anyone to give any information or make any representation about the offer that is different from, or in addition to, that contained in this prospectus/offer to exchange or in any of the materials that we have incorporated by reference into this prospectus/offer to exchange. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

NOTE ON DEPOMED INFORMATION

All information concerning Depomed, its business, operations, financial condition and management presented or incorporated by reference in this prospectus/offer to exchange is taken from publicly available information other than the description of Depomed’s actions taken in response to the various Horizon proposals as set forth in the section of this prospectus/offer to exchange titled “Background of the Offer.” This information may be examined and copies may be obtained at the places and in the manner set forth in the section of this prospectus/offer to exchange titled “Where You Can Find More Information.” Horizon is not affiliated with Depomed, and Depomed has not permitted Horizon to have access to its books and records. Therefore, non-public information concerning Depomed was not provided to Horizon for the purpose of preparing this prospectus/offer to exchange. Although Horizon has no knowledge that would indicate that statements relating to Depomed contained or incorporated by reference in this prospectus/offer to exchange are inaccurate or incomplete, Horizon was not involved in the preparation of those statements and cannot verify them. None of Horizon or any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Depomed to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Horizon.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Horizon is requesting that Depomed provide Horizon with information required for complete disclosure regarding the business, operations, financial condition and management of Depomed. Horizon will amend or supplement this prospectus/offer to exchange to provide any and all information Horizon receives from Depomed, if Horizon receives the information before the expiration time of the offer and Horizon considers it to be material, reliable and appropriate.

An auditor’s report was issued on Depomed’s financial statements and included in Depomed’s filings with the SEC. Pursuant to Rule 436 under the Securities Act, Horizon requires the consent of Depomed’s independent registered public accounting firm to incorporate by reference their audit report to the Depomed 10-K into this prospectus/offer to exchange. Horizon is requesting concurrent with the offer, but has not, as of the date of this prospectus/offer to exchange, received such consent from Depomed’s independent registered public accounting firm. If Horizon does not receive this consent, Horizon plans to request dispensation pursuant to Rule 437 under the Securities Act from this requirement. If Horizon receives the consent of Depomed’s independent registered public accounting firm, Horizon will promptly file it as an exhibit to Horizon’s registration statement of which this prospectus/offer to exchange forms a part. Because Horizon has not been able to obtain the consent of Depomed’s independent registered public accounting firm, you may not be able to assert a claim against Depomed’s independent registered public accounting firm under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Depomed’s independent registered public accounting firm or any omissions to state a material fact required to be stated therein.

An auditor’s reports was issued on the special purpose combined financial statements of the NUCYNTA Franchise of Janssen Pharmaceuticals, Inc. included in Depomed’s Current Report on Form 8-K filed as of April 2, 2015 (as amended by the Form 8-K/A filed on June 10, 2015). Pursuant to Rule 436 under the Securities Act, Horizon requires the consent of NUCYNTA’s independent registered public accounting firm to incorporate by reference their audit report to such Depomed 8-K/A into this prospectus/offer to exchange. Horizon is requesting concurrent with the offer, but has not, as of the date of this prospectus/offer to exchange, received such consent. If Horizon does not receive this consent, Horizon plans to request dispensation pursuant to Rule 437 under the Securities Act from this requirement. If Horizon receives the consent, Horizon will promptly file it as an exhibit to Horizon’s registration statement of which this prospectus/offer to exchange forms a part. Because Horizon has not been able to obtain the consent, you may not be able to assert a claim against NUCYNTA’s independent registered public accounting firm under Section 11 of the Securities Act for any untrue statements of a material fact contained in the special purpose combined financial statements of the NUCYNTA Franchise of Janssen Pharmaceuticals, Inc. or any omissions to state a material fact required to be stated therein.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF HORIZON AND PURCHASER

The name, age, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Horizon are set forth below. Unless otherwise indicated, the business address of each individual in this schedule is Horizon Pharma plc, Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland. Unless otherwise indicated, each position set forth opposite an individual’s name refers to employment with Horizon and each individual has held the applicable position for at least the last five years.

Directors of Horizon (Including Executive Officers Who Are Directors)

Name (Citizenship)	Age	Present Principal Occupation or Employment; Five-Year Employment History
William F. Daniel (IRL)	63	Has served on Horizon’s Board of Directors since September 2014. Mr. Daniel, a Chartered Director and Chartered Accountant, was elected to the position of President of the Institute of Directors of Ireland in May 2013, and was originally elected to the board of the Institute of Directors in Ireland in June 2010. In February 2015, Mr. Daniel was appointed to the board of directors of Malin Corporation plc, a newly established Irish-based global life sciences company. Most recently, he was Executive Vice President and Company Secretary of Elan Corporation plc, a biotechnology company, and served in that role from December 2001 until the merger of Elan with Perrigo Company plc in December 2013. He was previously an Executive Director of Elan between 2003 and 2007, having joined the organization as Financial Controller in 1994. Mr. Daniel was previously Financial Director of Xtravision plc from 1990 to 1992 and prior to that, he held the position of Head of Finance of An Post for a period of three years. He is also a former President of the Financial Executives’ Association of Ireland. Mr. Daniel graduated with a degree in Commerce from the University College Dublin.

Michael Grey (USA & GBR)	62	Has served on Horizon’s Board of Directors and as lead independent director since September 2014, was director of HPI from September 2011 until September 2014 and was lead independent director of HPI from August 2012 until September 2014. Mr. Grey has served as chairman and chief executive officer of Reneo Pharmaceuticals, Inc., a biotechnology company, since September 2014 and as a venture partner at Pappas Ventures since January 2010. From February 2011 to June 2014, Mr. Grey served as president and chief executive officer of Lumena Pharmaceuticals, Inc., a biopharmaceutical company, which was acquired by Shire plc in June 2014. Mr. Grey holds over 30 years of experience in the pharmaceutical and biotechnology industries, and has held senior positions at a number of companies, including president and chief executive officer of SGX Pharmaceuticals, Inc. (sold to Eli Lilly and Company in 2008), president and chief

Name (Citizenship)	Age	Present Principal Occupation or Employment; Five-Year Employment History

		executive officer of Trega Biosciences, Inc. (sold to LION Bioscience, Inc. in 2001) and president of BioChem Therapeutic Inc. For approximately 20 years, Mr. Grey served in various roles with Glaxo, Inc. and Glaxo Holdings, P.L.C., culminating in his position as vice president, corporate development and director of international licensing. Mr. Grey also serves on the board of directors of BioMarin Pharmaceutical Inc. and Mirati Therapeutics, Inc., each a public biopharmaceutical company, and on the board of directors of Balance Therapeutics, Inc., Selventa, Inc. and Ziarco Group Ltd. Mr. Grey received a B.S. in chemistry from the University of Nottingham in the United Kingdom.

Jeff Himawan, Ph.D. (USA)	50	Has served on Horizon’s Board of Directors since September 2014 and was a director of HPI from its inception in March 2010 until September 2014. Dr. Himawan served on the board of directors of Horizon Pharma USA beginning in July 2007 until the formation of HPI. In 1999, Dr. Himawan joined Essex Woodlands Health Ventures, L.P., a venture capital firm, where he now serves as a managing director. Dr. Himawan also currently serves on the boards of directors of MediciNova, Inc., a public biopharmaceutical company, Light Sciences Oncology, Inc., Catalyst Biosciences, Inc. and Symphogen, Inc. Dr. Himawan previously served on the board of directors of Iomai Corporation from 2001 to 2007, when it was acquired by Intercell AG. Dr. Himawan co-founded Seed-One Ventures, a venture capital firm, where from 1996 to 2001 he served as a managing director. Dr. Himawan received his B.S. in biology from the Massachusetts Institute of Technology and his doctorate in biological chemistry and molecular pharmacology from Harvard University.

Virinder Nohria, M.D., Ph.D. (GBR)	61	Has served on Horizon’s Board of Directors since September 2014 and was designated a member of the Board of Directors by Vidara Therapeutics International Public Limited Company, which we refer to as Vidara, pursuant to an agreement between the parties to the September 19, 2014. Previously, Dr. Nohria was director of Vidara from December 20, 2011 until September 2014. Dr. Nohria also serves on the board of directors of Promentis Pharmaceuticals Inc. and Sabela Pharmaceuticals, Inc. Dr. Nohria co-founded Vidara Therapeutics, Inc. in 2011 and most recently served as its President and Chief Medical Officer. Previously, Dr. Nohria was part of the founding team of Alaven Pharmaceutical LLC, a biopharmaceutical company, and served as its Chief Medical Officer, Chief Compliance Officer and Executive Vice President from 2008 until its sale to Meda AB in October 2010. Between 2003 and 2005, Dr. Nohria was Vice President and Chief Medical Officer of Xcel Pharmaceuticals Inc. Prior to that, Dr. Nohria served as Clinical Research Physician for Eli Lilly and Company.

Name (Citizenship)	Age	Present Principal Occupation or Employment; Five-Year Employment History

		Dr. Nohria is a board-certified neurologist with special qualification in child neurology. Dr. Nohria received his medical training at the University of Cambridge in England and his postgraduate training at Great Ormond Street Children’s Hospital in London and at Duke University. He also holds a Ph.D. in neuropharmacology from University of Bradford in the United Kingdom.

Ronald Pauli (USA)	54	Has served on Horizon’s Board of Directors since September 2014 and was a director of HPI from September 2011 until September 2014. Mr. Pauli has served as Chief Financial Officer of BioQuiddity, Inc., a biotechnology company since August 2014. Prior to that, Mr. Pauli held senior positions at a number of biopharmaceutical companies, including chief financial officer at Sagent Pharmaceuticals, Inc. from April 2007 to August 2012, chief financial officer at NeoPharm, Inc. from 2006 to 2007 and corporate controller and interim chief financial officer at Abraxis BioScience, Inc. (formerly American Pharmaceutical Partners, Inc.) from 2002 to 2006. In addition, Mr. Pauli previously served as corporate controller for Applied Power, Inc. and R.P. Scherer Corporation, held multiple finance positions at Kmart Corporation and began his career with Ernst & Whinney. Mr. Pauli received a B.S. in accounting from Michigan State University and a master’s degree in finance from Walsh College.

Gino Santini (USA & ITA)	59	Has served on Horizon’s Board of Directors since September 2014 and was a director of HPI from March 2012 until September 2014. Mr. Santini currently serves on the board of directors of AMAG Pharmaceuticals, Inc., and Vitae Pharmaceuticals, Inc., each a public biopharmaceutical company, Sorin SpA, a public medical products group, Collegium Pharmaceutical, Inc., Intarcia Therapeutics, Artax Biopharma Inc. and Allena Pharmaceuticals, Inc. and is retired from a distinguished career with Eli Lilly and Company, a pharmaceutical company. During his tenure at Eli Lilly and Company from June 1983 to December 2010, Mr. Santini held various leadership positions of increasing responsibility, including manager of various international regions, president of the women’s health franchise and president of U.S. operations. Mr. Santini capped his career at Eli Lilly and Company as a member of the company’s executive committee and as the senior vice president of corporate strategy and business development. Mr. Santini, fluent in four languages, holds an undergraduate degree in mechanical engineering from the University of Bologna and a master’s in business administration from the University of Rochester.

Timothy P. Walbert (USA)	48	Has served as chairman of Horizon’s Board of Directors and as Horizon’s president and chief executive officer since September 2014 and was chairman of the Board of Directors

Name (Citizenship)	Age	Present Principal Occupation or Employment; Five-Year Employment History
		of HPI and HPI’s president and chief executive officer from inception in March 2010 until September 2014. Mr. Walbert has also served as the president and chief executive officer of Horizon Pharma USA since June 2008 and on its board of directors since July 2008. From May 2007 to June 2009, Mr. Walbert served as president, chief executive officer and director of IDM Pharma, Inc., a biopharmaceutical company which was acquired by Takeda America Holdings, Inc. in June 2009. From January 2006 to May 2007, Mr. Walbert served as executive vice president, commercial operations of NeoPharm, Inc., a biopharmaceutical company. From June 2001 to August 2005, Mr. Walbert served as divisional vice president and general manager, Immunology, where he led the global development and launch of HUMIRA, which exceeded $12.0 billion in 2014 sales, and divisional vice president, global cardiovascular strategy at Abbott, a broad-based healthcare company. From April 1998 to June 2001, Mr. Walbert served as director, Celebrex North America and arthritis team leader, Asia Pacific, Latin America and Canada at G.D. Searle & Company, a pharmaceutical company. From 1991 to 1998, Mr. Walbert also held sales and marketing roles with increasing responsibility at G.D. Searle, Merck & Co., Inc. and Wyeth. Mr. Walbert received his B.A. in business from Muhlenberg College, in Allentown, Pennsylvania. Mr. Walbert also serves on the boards of directors of XOMA Corp., a public biotechnology company, Egalet Corporation, a public pharmaceutical company, the Biotechnology Industry Organization (BIO), the Illinois Biotechnology Industry Organization (iBIO), ChicagoNEXT, a World Business Chicago (WBC) led council of technology leaders and the Greater Chicago Arthritis Foundation. In 2013, Mr. Walbert was appointed by former Illinois Governor Pat Quinn to the Illinois Innovation Council.

H. Thomas Watkins (USA)	62	Has served on Horizon’s Board of Directors since September 2014 and was a director of HPI from April 2014 until September 2014. Mr. Watkins, in his most recent role, was director, president and chief executive officer of Human Genome Sciences, which we refer to as HGS, a biopharmaceutical company, from 2004 until HGS was acquired by GlaxoSmithKline in 2012. Before leading HGS, Mr. Watkins spent over twenty years in senior roles at Abbott Laboratories and its affiliates in the United States and Asia, most recently serving as the president of TAP Pharmaceutical Products, Inc., which we refer to as TAP, which was jointly owned by Abbott and Takeda Pharmaceutical Company, Inc. During his tenure, he led the growth of TAP from approximately $2 billion to over $4 billion in annual revenue. Mr. Watkins began his career in 1974 with Arthur Andersen & Co. From 1979 to 1985, he was a management consultant with McKinsey and Company, Inc., working with multinational companies in the United States, Europe and Japan. Mr. Watkins

Name (Citizenship)	Age	Present Principal Occupation or Employment; Five-Year Employment History

holds a bachelor’s degree from the College of William and Mary, and a master’s degree in business administration from the University of Chicago Graduate School of Business. Mr. Watkins is the chairman of the board of directors of Vanda Pharmaceuticals, Inc., a public biopharmaceutical company. He is also a member of the board of directors of the Biotechnology Industry Organization (BIO) and a member of the board of visitors of The College of William and Mary.

Executive Officers Who Are Not Directors

Name and Business Address	Age	Present Principal Occupation or Employment; Five-Year Employment History
Brian K. Beeler (USA)	42	Has served as Horizon’s executive vice president and general counsel since May 2015. Mr. Beeler previously served as Horizon’s senior vice president, legal and chief compliance officer from January 2015 until May 2015. Mr. Beeler also served as associate general counsel and chief compliance officer from September 2014 until January 2015. Previously, he was associate general counsel and chief compliance officer of HPI from January 2013 through September 2014. Prior to joining HPI, Mr. Beeler served as associate general counsel for Fenwal, Inc., a global life sciences manufacturer of products for transfusion medicine, from December 2008 until December 2012. Before that, Mr. Beeler was senior counsel, Business Development, Commercial and Research and Development at TAP Pharmaceuticals and Takeda Pharmaceuticals North America from July 2007 until December 2008. Mr. Beeler also previously served as chief compliance officer at Schwartz Pharma from March 2006 until July 2007. Mr. Beeler received a bachelor’s degree in history from Purdue University, an MBA from the Kellogg School of Management at Northwestern University and a JD from the Indiana University School of Law.

Robert F. Carey (USA)	57	Has served as Horizon’s executive vice president, chief business officer since September 2014. Mr. Carey previously served as executive vice president and chief business officer of Horizon Pharma Inc., which we refer to as HPI, from March 2014 until September 2014. Prior to joining the Company, Mr. Carey spent more than 11 years as managing director and head of the life sciences investment banking group at JMP Securities LLC, a full-service investment bank. Prior to JMP, Mr. Carey was a managing director in the healthcare groups at Dresdner Kleinwort Wasserstein and Vector Securities. Mr. Carey also has held roles at Red Hen Bread, InStadium, Shearson Lehman Hutton and Ernst & Whinney. Mr. Carey received his B.S. in accounting from the University of Notre Dame.

Name and Business Address	Age	Present Principal Occupation or Employment; Five-Year Employment History
George Hampton (USA)	46	Has served as Horizon’s executive vice president, global orphan business unit and international operations since August 2015. Previously, he was a group vice president, international operations, of Horizon from April 2015 to August 2015. Prior to joining as a full time employee, Mr. Hampton served Horizon as a consultant since 2008. From 2009 until February 2015, he served as president and chief executive officer of Global Village Concerns, a privately held technology company. Mr. Hampton has more than 20 years of experience as a successful executive in the pharmaceutical and biotech field on both a national and international scale including specific expertise in the autoimmune (HUMIRA), primary care (CELEBREX), orthopedic, diabetes (BYETTA), anti-infectives and cardiovascular areas. His career includes 10 product launches in roles of increasing responsibility in sales, international marketing and operations at G.D. Searle, Abbott (now AbbVie) and Amylin Pharmaceuticals. Mr. Hampton holds a bachelor’s degree from Miami University in Oxford, Ohio

Paul W. Hoelscher (USA)	51	Has served as Horizon’s executive vice president, chief financial officer since October 2014. Previously, he was executive vice president, finance of HPI from June 2014 through September 2014. Mr. Hoelscher also served as company secretary from September 2014 until November 2014. Prior to joining HPI, Mr. Hoelscher served as senior vice president, finance—treasury and corporate development of OfficeMax, Inc., an office supply company, from August 2013 to May 2014, and as vice president, finance—treasury and corporate development of OfficeMax from August 2012 to July 2013. From May 2011 to May 2012, Mr. Hoelscher served as vice president, finance integration of Alberto Culver Company, a beauty care company which was acquired by Unilever in 2011. Prior to that, Mr. Hoelscher served as vice president, international finance and treasurer from 2010 to May 2011 and vice president, corporate controller from 2004 to 2010. From 1993 to 2004, Mr. Hoelscher served in other positions of increasing responsibility at Alberto Culver, including manager, corporate accounting; director, corporate finance; senior director, corporate finance; and corporate controller. Mr. Hoelscher also served in various positions in the audit practice at KPMG LLP from 1986 to 1993. Mr. Hoelscher received his B.S. in accountancy from the University of Illinois at Urbana-Champaign and is a certified public accountant.

David G. Kelly (IRL)	54	Has served as Horizon’s company secretary since November 2014 and as Horizon’s executive vice president, managing director, Ireland, since September 2014. Prior to joining Horizon, Mr. Kelly served as chief financial officer of the Vidara Therapeutics Group from February 2012 to September

Name and Business Address	Age	Present Principal Occupation or Employment; Five-Year Employment History

		2014, and was previously chief financial officer of AGI Therapeutics plc, a publicly-listed Irish pharmaceutical company, from May 2005 to January 2012. Mr. Kelly also served as senior vice president, finance and planning of Warner Chilcott plc (formerly Galen Holdings plc), a fully integrated specialty pharmaceutical company based in Northern Ireland. In addition, Mr. Kelly held roles at Elan Corporation and KPMG. Mr. Kelly holds a B.A. in economics from Trinity College, Dublin and is also a member of the Institute of Chartered Accountants in Ireland (ACA).

John J. Kody (USA)	48	Has served as Horizon’s executive vice president, chief commercial officer since November 2014. Previously, Mr. Kody was president of Leica Biosystems Richmond Inc., a biotechnology company and subsidiary of Danaher Corporation, from April 2010 to November 2014. Before joining Leica, Mr. Kody held various vice president level positions at Baxter Healthcare Corporation, a diversified healthcare company, from 2006 to 2010. Prior to joining Baxter in 2006, Mr. Kody was a business unit director and then a sales director at Abbott. He previously served as director of strategy for the neuroscience division at Eli Lilly and Company from 1997 to 2003. Earlier in his career, Mr. Kody was employed with Hill-Rom Holdings, Inc. and Ford Motor Company. Mr. Kody received a bachelor’s degree in mechanical engineering from the University of Michigan and an MBA from the University of Michigan’s Ross School of Business.

Miles W. McHugh (USA)	50	Has served as Horizon’s senior vice president and chief accounting officer since December 2014. Previously, Mr. McHugh was chief accounting officer of Accretive Health, Inc. from September 2012 until June 2014. Before joining Accretive Health, Mr. McHugh was chief financial officer of Exopack Holding Corp. in 2012 and executive vice president and chief financial officer of R.R. Donnelley & Sons Company, a global provider of integrated communications, which we refer to as Donnelley, from October 2007 until May 2011. From 2003 to October 2007, Mr. McHugh held several positions of increasing responsibility at Donnelley, including assistant controller and senior vice president and corporate controller. Earlier in his career, Mr. McHugh was employed at Mirant Corporation and PricewaterhouseCoopers. Mr. McHugh received a bachelor of science degree in accountancy from the University of Illinois at Urbana-Champaign and an MBA in finance and international business from the University of Chicago Graduate School of Business, and is a certified public accountant.

Barry J. Moze (USA)	61	Has served as Horizon’s executive vice president, corporate development since September 2014 and is responsible for corporate strategy, human resources, information technology,

Name and Business Address	Age	Present Principal Occupation or Employment; Five-Year Employment History

		project management, business operations and government affairs. Mr. Moze previously served as executive vice president, corporate development of HPI from May 2014 until September 2014. In addition, Mr. Moze has spent more than 28 years as Partner of Crystal Clear Communications, a consulting firm focused on the development and execution of corporate strategies. Prior to Crystal Clear, Mr. Moze was a founder and president of Review Services and Asset Management Group, a licensed investment advisory firm. Mr. Moze serves on the board of Palermo Villa.

Jeffrey W. Sherman, M.D., FACP (USA)	60	Has served as Horizon’s executive vice president, research and development and chief medical officer since September 2014. From June 2011 until September 2014, Dr. Sherman served as executive vice president, development, manufacturing and regulatory affairs and chief medical officer of HPI, and from HPI’s inception in March 2010 to June 2011, Dr. Sherman served as HPI’s executive vice president, development and regulatory affairs and chief medical officer. Dr. Sherman joined Horizon Pharma USA as executive vice president, development and regulatory affairs and chief medical officer in June 2009. From June 2009 to June 2010, Dr. Sherman served as president and board member of the Drug Information Association, or DIA, a nonprofit professional association of members who work in government regulatory, academia, patient advocacy, and the pharmaceutical and medical device industry. Dr. Sherman is now a past president of DIA and serves as DIA liaison to the Clinical Trial Transformation Initiative, a public-private partnership founded by the U.S. Food and Drug Administration and Duke University to improve the quality and efficiency of clinical trials. He also serves on the Board of Advisors of the Center for Information and Study on Clinical Research Participation, a nonprofit organization dedicated to educating and informing the public, patients, medical/research communities, the media, and policy makers about clinical research and the role each party plays in the process. Dr. Sherman is an adjunct assistant professor of Medicine at the Northwestern University Feinberg School of Medicine and is a member of a number of professional societies as well as a diplomat of the National Board of Medical Examiners and the American Board of Internal Medicine. From August 2007 to June 2009, Dr. Sherman served as senior vice president of research and development and chief medical officer at IDM which was acquired by Takeda in 2009. From June 2007 to August 2007, Dr. Sherman served as vice president of clinical science at Takeda, a pharmaceutical research and development center. From September 2000 to June 2007, Dr. Sherman served as chief medical officer and executive vice president at NeoPharm, Inc., a biopharmaceutical company. From October

Name and Business Address	Age	Present Principal Occupation or Employment; Five-Year Employment History

		1992 to August 2000, Dr. Sherman served as director, senior director and executive director of clinical research and head of oncology global medical operations at Searle/Pharmacia, a pharmaceutical company. Prior to joining Searle, Dr. Sherman worked in clinical pharmacology and clinical research at Bristol-Myers Squibb Company, a biopharmaceutical company. Dr. Sherman received his M.D. from the Rosalind Franklin University/Chicago Medical School. Dr. Sherman completed an internal medicine internship, residency and chief medical residency at Northwestern University as well as fellowship training at the University of California, San Francisco. Dr. Sherman was also a research associate at the Howard Hughes Medical Institute at UCSF.

John B. Thomas (USA)	52	Has served as Horizon’s executive vice president, strategy and investor relations since May 2015 and is responsible for leading Horizon’s investor relations function and overseeing corporate strategy development. Previously, Mr. Thomas was vice president of investor relations and public affairs for Abbott Laboratories and president of the Abbott Fund from 2005 until May 2014. He was also the president of the Abbott Fund from 2005 until May 2014. Before that, Mr. Thomas held various management positions at Abbott Laboratories from 1995 until 2005. Prior to joining Abbott in 1995, Mr. Thomas was manager of corporate communications for Mallinckrodt Veterinary and manager of employee communications for Budget Rent-A-Car from 1993 until 1995. Earlier in his career, Mr. Thomas was employed as an editor and senior writer at Meredith Corporation. Mr. Thomas is a member of the National Investor Relations Institute and serves on the Board of Professional Directors for the Meek School of Journalism and New Media at the University of Mississippi. He was previously the vice chairman of the Conference Board’s Senior Council of Investor Relations Executives from 2011 until 2013. Mr. Thomas received a B.A. degree in journalism and a minor in English from the University of Mississippi and an MBA from The Lake Forest Graduate School of Management.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

Timothy P. Walbert and Paul W. Hoelscher are the directors of Purchaser and Timothy P. Walbert, Paul W. Hoelscher, Jeffery W. Sherman and Robert F. Carey are the officers of Purchaser. Information on these individuals is included in the section on directors and officers of Horizon.

SCHEDULE II

SECURITIES TRANSACTIONS IN THE PAST 60 DAYS

Depomed Common Stock

Name	Trade Date	Buy/ Sell	No. of Shares / Quantity	Average Price Per Share	Security
Horizon Pharma, Inc.	7/09/2015	Buy	1,000	$28.5790	Common Stock
Horizon Pharma, Inc.	7/24/2015	Buy	250,000	$32.5961	Common Stock
Horizon Pharma, Inc.	7/27/2015	Buy	249,000	$32.3571	Common Stock
Horizon Pharma, Inc.	7/28/2015	Buy	250,000	$32.4038	Common Stock
Horizon Pharma, Inc.	8/13/2015	Buy	350,000	$31.5936	Common Stock
Horizon Pharma, Inc.	8/14/2015	Buy	400,000	$31.5932	Common Stock
Horizon Pharma, Inc.	8/17/2015	Buy	375,000	$31.4612	Common Stock
Horizon Pharma, Inc.	8/18/2015	Buy	250,000	$31.8482	Common Stock
Horizon Pharma, Inc.	8/19/2015	Buy	125,000	$31.6389	Common Stock

The Exchange Agent for the offer is:

By Mail:	By Hand Delivery, Express Mail, Courier or any other expedited service:
Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021

Any questions or requests for assistance or additional copies of this prospectus/offer to exchange, the letter of transmittal, the notice of guaranteed delivery and related offer materials may be directed to the information agent at its telephone number and location listed below. Shareholders may also contact their local broker, commercial bank, trust company or nominee for assistance concerning the offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Toll-free: (800) 322-2885

Call collect: (212) 929-5500

Email: horizon@mackenziepartners.com

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Horizon has entered into indemnification agreements with our directors and executive officers. The indemnification agreements require us, under the circumstances and to the extent provided for therein, to indemnify such persons to the fullest extent permitted by applicable law against certain expenses and other amounts incurred by any such person as a result of such person being made a party to certain actions, suits, proceedings and other actions by reason of the fact that such person is or was a director, officer, employee, consultant, agent or fiduciary of our company or any of our subsidiaries or other affiliated enterprises. The rights of each person who is a party to an indemnification agreement are in addition to any other rights such person may have under our memorandum and articles of association, the Companies Act, any other agreement, a vote of the shareholders of our company, a resolution of directors of our company or otherwise. We believe that these agreements are necessary to attract and retain qualified persons as our officers and directors. We also maintain directors’ and officers’ liability insurance.

ITEM 21.	EXHIBITS

Exhibit	Document Description

3.1(1)	Memorandum and Articles of Association of Horizon Pharma Public Limited Company.

5.1*	Opinion of McCann FitzGerald Solicitors regarding the validity of the Registrant’s ordinary shares.

8.1*	Opinion of Cooley LLP regarding certain tax matters.

21.1(2)	Subsidiaries of Horizon Pharma Public Limited Company.

23.1**	Consent of PricewaterhouseCoopers LLP.

23.2**	Consent of PricewaterhouseCoopers LLP.

23.3**	Consent of Habif, Arogeti &Wynne LLP.

23.4*	Consent of McCann FitzGerald Solicitors. Reference is made to Exhibit 5.1.

23.5*	Consent of Cooley LLP. Reference is made to Exhibit 8.1.

24.1**	Power of Attorney. Reference is made to the signature page hereto.

99.1**	Form of Letter of Transmittal.

99.2**	Form of Notice of Guaranteed Delivery.

99.3**	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

99.4**	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*	To be filed by amendment.
**	Filed herewith.
(1)	Incorporated by reference to Horizon Pharma Public Limited Company’s Current Report on Form 8-K, filed on September 19, 2014.
(2)	Incorporated by reference to Horizon Pharma Public Limited Company’s Annual Report on Form 10-K, filed on February 27, 2015.

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ITEM 22.	UNDERTAKINGS

(A)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(E) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HORIZON PHARMA PLC

Dated: September 8, 2015	By:	/s/ Timothy P. Walbert
Timothy P. Walbert
President, Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy P. Walbert and Paul W. Hoelscher, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Timothy P. Walbert Timothy P. Walbert	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	September 8, 2015

/s/ Paul W. Hoelscher Paul W. Hoelscher	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 8, 2015

/s/ Miles W. McHugh Miles W. McHugh	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	September 8, 2015

/s/ Michael Grey Michael Grey	Director	September 8, 2015

/s/ William F. Daniel William F. Daniel	Director	September 8, 2015

/s/ Jeff Himawan, Ph.D. Jeff Himawan, Ph.D.	Director	September 8, 2015

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SIGNATURE	TITLE	DATE

/s/ Virinder Nohria, M.D., Ph.D. Virinder Nohria, M.D., Ph.D.	Director	September 8, 2015

/s/ Ronald Pauli Ronald Pauli	Director	September 8, 2015

/s/ Gino Santini Gino Santini	Director	September 8, 2015

/s/ H. Thomas Watkins H. Thomas Watkins	Director	September 8, 2015

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Exhibit Index

Exhibit	Document Description

3.1(1)	Memorandum and Articles of Association of Horizon Pharma Public Limited Company.

5.1*	Opinion of McCann FitzGerald Solicitors regarding the validity of the Registrant’s ordinary shares.

8.1*	Opinion of Cooley LLP regarding certain tax matters.

21.1(2)	Subsidiaries of Horizon Pharma Public Limited Company.

23.1**	Consent of PricewaterhouseCoopers LLP.

23.2**	Consent of PricewaterhouseCoopers LLP.

23.3**	Consent of Habif, Arogeti &Wynne LLP.

23.4*	Consent of McCann FitzGerald Solicitors. Reference is made to Exhibit 5.1.

23.5*	Consent of Cooley LLP. Reference is made to Exhibit 8.1.

24.1**	Power of Attorney. Reference is made to the signature page hereto.

99.1**	Form of Letter of Transmittal.

99.2**	Form of Notice of Guaranteed Delivery.

99.3**	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

99.4**	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*	To be filed by amendment.
**	Filed herewith.
(1)	Incorporated by reference to Horizon Pharma Public Limited Company’s Current Report on Form 8-K, filed on September 19, 2014.
(2)	Incorporated by reference to Horizon Pharma Public Limited Company’s Annual Report on Form 10-K, filed on February 27, 2015.

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